As filed with the Securities and Exchange Commission on May 28, 2008
Registration No. 333-149204

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BANK OF AMERICA CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	6021	56-0906609
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Bank of America Corporate Center
100 N. Tryon Street
Charlotte, North Carolina 28255
(704) 386-5681
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Timothy J. Mayopoulos, Esq.
Executive Vice President and General Counsel
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, North Carolina 28255
(704) 386-7484
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

John C. Murphy, Jr., Esq.	Susan E. Bow, Esq.	Edward D. Herlihy, Esq.
Paul J. Shim, Esq.	General Counsel and Corporate Secretary	Nicholas G. Demmo, Esq.
Cleary Gottlieb Steen & Hamilton LLP	Countrywide Financial Corporation	Wachtell, Lipton, Rosen & Katz
2000 Pennsylvania Avenue, NW	4500 Park Granada	51 West 52nd Street
Washington, DC 20006	Calabasas, California 91302	New York, New York 10019
(202) 974-1500	(818) 225-3000	(212) 403-1000

Approximate date of commencement of the proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION — DATED MAY 28, 2008

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Stockholder:

On January 11, 2008 Countrywide Financial Corporation and Bank of America Corporation announced a business combination in which Countrywide would merge with a subsidiary of Bank of America. If the merger is completed, you will have a right to receive 0.1822 of a share of Bank of America common stock for each share of Countrywide common stock you hold immediately prior to the merger.

The value of the merger consideration will fluctuate with the market price of Bank of America common stock. The following table shows the closing sale prices of Bank of America common stock and Countrywide common stock as reported on the New York Stock Exchange on January 9, 2008, the last trading day before the publication of press reports regarding a potential merger, and on May 27, 2008, the last practicable trading day before the distribution of this document. This table also shows the implied value of the merger consideration proposed for each share of Countrywide common stock, which we calculated by multiplying the closing price of Bank of America common stock on those dates by 0.1822, the exchange ratio.

			Implied Value of One
	Bank of America	Countrywide	Share of Countrywide
	Common Stock	Common Stock	Common Stock

At January 9, 2008	$38.74	$5.12	$7.06
At May 27, 2008	$34.17	$4.59	$6.23

The market prices of both Bank of America common stock and Countrywide common stock will fluctuate before the merger. You should obtain current stock price quotations for Bank of America common stock and Countrywide common stock. Bank of America common stock is quoted on the NYSE under the symbol “BAC.” Countrywide common stock is quoted on the NYSE under the symbol “CFC.”

We cannot complete the merger unless Countrywide’s common stockholders approve and adopt the merger agreement. Countrywide will hold a special meeting of its stockholders to vote on this merger proposal at the Learning Center Auditorium at Countrywide’s corporate headquarters located at 4500 Park Granada, Calabasas, California 91302 at 9:00 a.m., local time, on June 25, 2008. Your vote is important. Regardless of whether you plan to attend the special stockholders’ meeting, please take the time to vote your shares in accordance with the instructions contained in this document. Failing to vote will have the same effect as voting against the merger. The Countrywide board of directors unanimously recommends that Countrywide stockholders vote FOR approval and adoption of the merger agreement.

This document describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including “Risk Factors” beginning on page 17 for a discussion of the risks relating to the proposed merger. You also can obtain information about our companies from documents that each of us has filed with the Securities and Exchange Commission.

ANGELO R. MOZILO
Chairman and Chief Executive Officer
Countrywide Financial Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Bank of America common stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this document is [          ] 2008, and it is first being mailed or otherwise delivered to Countrywide stockholders on or about [          ] 2008.

COUNTRYWIDE FINANCIAL CORPORATION
4500 Park Granada
Calabasas, California 91302

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Countrywide Financial Corporation will hold a special meeting of stockholders at the Learning Center Auditorium at Countrywide’s corporate headquarters located at 4500 Park Granada, Calabasas, California 91302 at 9:00 a.m., local time, on June 25, 2008 to consider and vote upon the following matters:

•	a proposal to approve and adopt the Agreement and Plan of Merger, dated as of January 11, 2008, by and among Countrywide Financial Corporation, Bank of America Corporation and Red Oak Merger Corporation, as such agreement may be amended from time to time; and

•	a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement.

The Countrywide board of directors has fixed the close of business on April 28, 2008 as the record date for the special meeting. Only Countrywide stockholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting. In order for the merger to be approved, the holders of at least a majority of the Countrywide shares outstanding and entitled to vote thereon must vote in favor of approval and adoption of the merger agreement.

Regardless of whether you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible. If you hold stock in your name as a stockholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. If you hold your stock in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Countrywide common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the special meeting in the manner described in the accompanying document.

The Countrywide board of directors has unanimously approved the merger and the merger agreement and unanimously recommends that Countrywide stockholders vote “FOR” approval and adoption of the merger agreement.

BY ORDER OF THE BOARD OF DIRECTORS,

Susan E. Bow
Secretary

May 28, 2008

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Bank of America and Countrywide from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Bank of America Corporation Bank of America Corporate Center 100 N. Tryon Street Charlotte, North Carolina 28255 Attention: Investor Relations Telephone: (704) 386-5681	Countrywide Financial Corporation 4500 Park Granada Calabasas, California 91302 Attention: Investor Relations Telephone: (818) 225-3550

You will not be charged for any of these documents that you request. Countrywide stockholders requesting documents should do so by June 18, 2008 in order to receive them before the special meeting.

See “Where You Can Find More Information” on page 80.

i

Page
FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	71
Tax Consequences of the Merger Generally	72
Cash Instead of a Fractional Share	73
Backup Withholding	73
Reporting Requirements	73
COMPARISON OF STOCKHOLDERS’ RIGHTS	74
COMPARATIVE MARKET PRICES AND DIVIDENDS	79
LEGAL MATTERS	80
EXPERTS	80
OTHER MATTERS	80
Countrywide 2008 Annual Meeting	80
STOCKHOLDERS SHARING AN ADDRESS	80
WHERE YOU CAN FIND MORE INFORMATION	81
Exhibit 5(a)
Exhibit 8(a)
Exhibit 8(b)
Exhibit 23(b)
Exhibit 23(c)
Exhibit 99(b)
Exhibit 99(c)
Exhibit 99(d)

APPENDICES

APPENDIX A
Agreement and Plan of Merger, dated as of January 11, 2008, by and among Countrywide Financial Corporation, Bank of America Corporation and Red Oak Merger Corporation	A-1
APPENDIX B
Opinion of Goldman, Sachs & Co.	B-1
APPENDIX C
Opinion of Sandler O’Neill & Partners, L.P.	C-1

ii

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETING

Q:	What do I need to do now?

A:	After you have carefully read this document and have decided how you wish to vote your shares, please vote your shares promptly. If you hold stock in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting.

Q:	Why is my vote important?

A:	If you do not vote by proxy or vote in person at the special meeting, it will be more difficult for us to obtain the necessary quorum to hold our special meeting. In addition, your failure to vote, by proxy or in person, will have the same effect as a vote against approval and adoption of the merger agreement. The merger agreement must be approved and adopted by the holders of a majority of the outstanding shares of Countrywide common stock entitled to vote at the special meeting. The Countrywide board of directors unanimously recommends that you vote to approve and adopt the merger agreement.

Q:	If my shares of common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I abstain from voting or fail to instruct my broker?

A:	If you abstain from voting, the abstention will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against approval and adoption of the merger agreement.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of Countrywide common stock can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.

Q:	Can I change my vote?

A:	Yes. You may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to the Secretary of Countrywide, or by attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting. The Countrywide Secretary’s mailing address is 4500 Park Granada, MS: CH-11B, Calabasas, California 91302.

Any common stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying the Secretary of Countrywide) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	If I am a Countrywide stockholder, should I send in my Countrywide stock certificates now?

A:	No. You should not send in your Countrywide stock certificates at this time. After the merger, Bank of America will send you instructions for exchanging Countrywide stock certificates for the merger consideration. Unless Countrywide stockholders specifically request to receive Bank of America stock certificates, the shares of Bank of America stock they receive in the merger will be issued in book-entry form.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger during the third quarter of 2008. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Countrywide stockholders at the special meeting and the necessary regulatory approvals.

Q:	Whom should I call with questions?

A:	Countrywide stockholders should call Innisfree M&A Incorporated, Countrywide’s proxy solicitor, toll-free at (877) 750-9499 with any questions about the merger and related transactions.

SUMMARY

This summary highlights material information from this document. It may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 80. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

In the Merger, Countrywide Stockholders Will Have a Right to Receive 0.1822 of a Share of Bank of America Common Stock per Share of Countrywide Common Stock (page 58)

We are proposing the merger of Countrywide with and into Red Oak Merger Corporation, sometimes referred to in this document as Merger Sub, which is a wholly-owned subsidiary of Bank of America. If the merger is completed, Merger Sub will survive as a consolidated subsidiary of Bank of America under the name “Countrywide Financial Corporation” and you will have the right to receive 0.1822 of a share of Bank of America common stock for each share of Countrywide common stock you hold immediately prior to the merger. Bank of America will not issue any fractional shares of Bank of America common stock in the merger. Countrywide stockholders who would otherwise be entitled to a fractional share of Bank of America common stock will instead receive an amount in cash based on the average of the closing sale prices of Bank of America common stock on the five trading days immediately prior to the date on which the merger is completed.

Example: If you hold 110 shares of Countrywide common stock, you will have a right to receive 20 shares of Bank of America common stock and a cash payment instead of the 0.042 shares of Bank of America common stock that you otherwise would have received (i.e., 110 shares x 0.1822 = 20.042 shares).

What Holders of Countrywide Stock Options and Other Equity-Based Awards Will Receive (page 58)

When we complete the merger, Countrywide stock options, stock appreciation rights, restricted share units and deferred equity units that are outstanding immediately before completion of the merger will become stock options, stock appreciation rights, restricted share units and deferred equity units on shares of Bank of America common stock (taking into account any accelerated vesting or other rights provided by the terms of the stock options, stock appreciation rights, restricted share units and deferred equity units). The number of common shares subject to these stock options, stock appreciation rights, restricted share units and deferred equity units, and the exercise price of the Countrywide stock options, will be adjusted based on the exchange ratio of 0.1822.

Upon the completion of the merger, each Countrywide restricted share outstanding immediately before completion of the merger will be converted into the right to receive the merger consideration (with the same terms as the Countrywide restricted shares, including transfer restrictions on the stock consideration to the extent the shares do not vest and transfer restrictions do not lapse upon completion of the merger).

The Merger Is Intended to Be Tax-Free to Countrywide Stockholders as to the Shares of Bank of America Common Stock They Receive (page 70)

The merger is intended to qualify as a reorganization for U.S. federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of Bank of America and Countrywide receive a legal opinion to that effect. In addition, in connection with the mailing of this document, each of Bank of America and Countrywide has received a legal opinion, from Cleary Gottlieb Steen & Hamilton LLP and Wachtell, Lipton, Rosen & Katz, respectively, to the same effect as the opinions described above. Accordingly, the merger will generally be tax-free to you as to the shares of Bank of America common stock you receive in the merger, except for any gain or loss that may result from the receipt of cash instead of fractional shares of Bank of America common stock that you would otherwise be entitled to receive.

The federal income tax consequences described above may not apply to all holders of Countrywide common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparative Market Prices and Share Information (pages 15 and 78)

Bank of America common stock is quoted on the NYSE under the symbol “BAC.” Countrywide common stock is quoted on the NYSE under the symbol “CFC.” The following table shows the closing sale prices of Bank of America common stock and Countrywide common stock as reported on the NYSE on January 9, 2008, the last trading day before the publication of press reports regarding a potential merger, on January 10, 2008, the last trading day before we announced the merger, and on May 27, 2008, the last practicable trading day before the distribution of this document. This table also shows the implied value of the merger consideration proposed for each share of Countrywide common stock, which we calculated by multiplying the closing price of Bank of America common stock on those dates by the exchange ratio of 0.1822.

			Implied Value of
			One Share of
	Bank of America	Countrywide	Countrywide
	Common Stock	Common Stock	Common Stock

At January 9, 2008	$38.74	$5.12	$7.06
At January 10, 2008	$39.30	$7.75	$7.16
At May 27, 2008	$34.17	$4.59	$6.23

The market price of Bank of America common stock and Countrywide common stock will fluctuate prior to the merger. You should obtain current market quotations for the shares.

At May 27, 2008, the implied value of the merger consideration for each share of Countrywide common stock was $6.23, which is less than the book value per Countrywide share at December 31, 2007 of $21.88. In reaching its conclusion to approve the merger and the agreement and recommend that Countrywide stockholders vote “FOR” approval and adoption of the merger agreement, the Countrywide board of directors was aware that the merger consideration per share in the transaction was substantially less than the net book value per share of Countrywide common stock as of September 30, 2007. See “The Merger — Background of the Merger” beginning on page 25 and “The Merger — Countrywide’s Reasons for the Merger; Recommendation of the Countrywide Board of Directors” beginning on page 28.

Goldman, Sachs & Co. and Sandler O’Neill & Partners, L.P. Have Each Provided an Opinion to the Countrywide Board of Directors Regarding the Merger Consideration (page 31)

On January 10, 2008, each of Goldman, Sachs & Co., or Goldman Sachs, and Sandler O’Neill & Partners L.P., or Sandler O’Neill, rendered its opinion to the board of directors of Countrywide that as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio of 0.1822 shares of Bank of America common stock to be received in respect of each share of Countrywide common stock pursuant to the merger agreement was fair from a financial point of view to the holders of Countrywide common stock. The full text of the written opinions of Goldman Sachs and Sandler O’Neill, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with each opinion, are attached to this document as Appendix B and Appendix C, respectively. Goldman Sachs and Sandler O’Neill provided their respective opinions for the information and assistance of the Countrywide board of directors in connection with its consideration of the merger. Neither Goldman Sachs’ opinion nor Sandler O’Neill’s opinion is a recommendation as to how any holder of Countrywide common stock should vote with respect to the merger or any other matter. Pursuant to an engagement letter dated January 10, 2008 between Countrywide and Goldman Sachs, Goldman Sachs is entitled to receive a fee of $12,750,000, of which $3,000,000 became payable upon execution of the merger agreement and the balance of which is contingent upon consummation of the merger. Pursuant to an engagement letter dated January 9, 2008 between Countrywide and Sandler O’Neill, Sandler O’Neill is entitled to receive a fee of $12,250,000, of which $2,000,000 became payable upon execution of the merger agreement, $1,000,000 became payable when Sandler O’Neill delivered its opinion to the Countrywide board of directors and the balance of which is contingent upon consummation of the merger.

The Countrywide Board of Directors Unanimously Recommends that Countrywide Stockholders Vote “FOR” Approval and Adoption of the Merger Agreement (page 28)

The Countrywide board of directors believes that the merger is in the best interests of Countrywide and its stockholders and has unanimously approved the merger and the merger agreement. The Countrywide board of directors unanimously recommends that Countrywide stockholders vote “FOR” approval and adoption of the merger agreement.

Countrywide’s Officers and Directors Have Financial Interests in the Merger That Differ From Your Interests (page 49)

Countrywide’s executive officers and directors have financial interests in the merger that are different from, or in addition to, their interests as Countrywide stockholders. The independent members of Countrywide’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the stockholders that the merger agreement be approved and adopted.

Messrs. Mozilo and Sambol are parties to employment agreements and the other executive officers of Countrywide are covered by Countrywide’s Change in Control Severance Plan, each of which provides severance and other benefits in the case of qualifying terminations of employment in connection with a change in control, including completion of the merger; however, in connection with the merger, Mr. Mozilo has waived his right to receive his cash severance and pro rata bonus payments under his employment agreement and consulting fees and benefits under a related consulting agreement upon termination of his employment following completion of the merger. Assuming that the merger is completed on July 1, 2008 and the executive experiences a qualifying termination of employment immediately thereafter, the amount of cash severance that would be payable to each of Messrs. Mozilo, Sambol, Sieracki, Kripalani, Garcia, Gissinger and each of Countrywide’s eight other executive officers (as a group), respectively, is approximately $0, $15 million, $6.7 million, $13.7 million, $9 million, $7.2 million and $29.6 million, and the value of continued benefits to be provided to each of Messrs. Mozilo, Sambol, Sieracki, Kripalani, Garcia, Gissinger and each of Countrywide’s eight other executive officers (as a group) respectively, is approximately $106,084, $46,493, $135,380, $206,596, $228,367, $210,494 and $1,402,083. In addition, in connection with entry into the merger agreement and a retention program previously implemented for other employees, Countrywide approved the grant of retention awards to David Sambol, Eric P. Sieracki, Ranjit M. Kripalani and Carlos M. Garcia, which consists of a retention incentive payment in respect of their annual bonus awards for Countrywide’s 2007 fiscal year and cash-settled restricted stock units.

The Countrywide equity compensation plans and award agreements generally provide for the vesting of stock-based awards upon completion of the merger. Assuming that the merger is completed on July 1, 2008, the aggregate cash value of the stock-based awards based on the closing price of Bank of America’s common stock as of May 27, 2008 (which amounts include the value of the retention awards described above and attribute no value to any unvested stock options and stock appreciation rights (“SARs”) other than Mr. Mozilo’s SARs with an exercise price of $6.22, since all such other options and SARs are underwater based on the May 27, 2008 closing price of Bank of America’s common stock) that are held by each of Messrs. Mozilo, Sambol, Sieracki, Kripalani, Garcia, Gissinger and each of Countrywide’s eight other executive officers (as a group), respectively, and that would vest solely due to the completion of the merger is approximately $6,482,705, $11,693,871, $1,161,458, $795,843, $1,061,104, $1,061,104 and $3,971,301 (of which approximately $2,086,419, $927,298, $695,475 and $927,298 is attributable to the cash-settled restricted stock units granted to Messrs. Sambol, Sieracki, Kripalani and Garcia, respectively, in connection with Countrywide’s retention program). Pursuant to the terms of Countrywide’s supplemental executive retirement plan and certain other non-qualified deferred compensation arrangements, the benefits thereunder will vest and/or payment may be accelerated in connection with the merger.

In addition, assuming that the merger is completed on July 1, 2008 and the executive experiences a qualifying termination of employment immediately thereafter, the aggregate value of the cash severance and other severance benefits and the equity awards (other than those that would vest solely due to the completion of the merger as described in the prior paragraph) based on the closing price of Bank of America’s common stock as of May 27, 2008 that would vest or be payable to each of Messrs. Mozilo, Sambol, Sieracki, Kripalani, Garcia, Gissinger and each of Countrywide’s eight other executive officers (as a group), respectively, is approximately $106,084, $15,023,993, $8,815,990, $15,426,929, $11,251,044, $9,437,619 and $39,057,434.

Executive officers and directors of Countrywide also have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the merger. Please see “The Merger — Countrywide’s Officers and Directors Have Financial Interests in the Merger” beginning on page 49 for information about these financial interests. In addition, if the merger is consummated, plaintiffs in pending shareholder actions against certain Countrywide officers and directors may lose standing to assert derivative claims on behalf of Countrywide because the plaintiffs will no longer be stockholders of Countrywide. See “The Merger — Litigation Relating to the Merger” on page 45.

As discussed in more detail beginning on page 55, Mr. Sambol has entered into a new retention agreement with Merger Sub that will supersede his Countrywide employment agreement upon completion of the merger. As a result, Mr. Sambol will not receive any payments or benefits under his current employment agreement following completion of the merger. On May 28, 2008 Bank of America announced that Mr. Sambol will retire after assisting with the transition and closing of the merger. His termination of employment will be treated as a termination without cause and he will be eligible to receive the payments and benefits under his retention agreement. In addition, certain of the executive officers (including Mr. Gissinger) have entered into new retention agreements with Merger Sub that replace their right to participate in Countrywide’s Change in Control Severance Plan.

Holders of Countrywide Common Stock Do Not Have Appraisal Rights (page 43)

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the Delaware General Corporation Law. As a result of one of these exceptions, the holders of Countrywide common stock are not entitled to appraisal rights in the merger.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 67)

Currently, we expect to complete the merger during the third quarter of 2008. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval and adoption of the merger agreement by Countrywide stockholders, the receipt of all required regulatory approvals (including approval by the Board of Governors of the Federal Reserve System) without a condition or a restriction that would have a material adverse effect on Countrywide or Bank of America measured relative to Countrywide, the filing by Countrywide of its annual report on Form 10-K for the year ended December 31, 2007 including an unqualified audit opinion regarding the related consolidated financial statements and the receipt of legal opinions by each company regarding the tax treatment of the merger.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 68)

We may mutually agree to terminate the merger agreement before completing the merger, even after stockholder approval, as long as the termination is approved by each of our boards of directors.

In addition, either of us may decide to terminate the merger agreement, even after stockholder approval,

•	if a governmental entity issues a non-appealable final order prohibiting the merger;

•	if a governmental entity which must grant a regulatory approval as a condition to the merger denies such approval of the merger and such action has become final and non-appealable;

•	if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 30 days following written notice (unless it is not possible due to the nature or timing of the breach for the breaching party to cure the breach);

•	if the merger has not been completed by January 11, 2009, unless the reason the merger has not been completed by that date is a breach of the merger agreement by the company seeking to terminate the merger agreement; or

•	if the other party has committed a substantial, bad faith breach of its obligations to restructure the transaction for the purpose of resubmitting a merger proposal for approval in the event Countrywide stockholder approval is not obtained in the first instance.

Bank of America may terminate the merger agreement if the Countrywide board withdraws or adversely changes its recommendation of the merger or recommends a competing takeover proposal to acquire Countrywide, or if Countrywide breaches its agreement not to solicit other offers or fails to hold the special meeting for the purpose of approving and adopting the merger agreement.

Termination Fee (page 69)

Countrywide would be obligated to pay Bank of America a $160 million termination fee if:

•	Bank of America terminates the merger agreement because:

•	Countrywide’s board of directors (1) fails to recommend the merger to Countrywide stockholders, (2) withdraws or adversely changes its recommendation of the merger, (3) recommends a competing takeover proposal to acquire Countrywide or (4) fails to recommend that Countrywide stockholders reject a tender offer or exchange offer that constitutes a competing takeover proposal within a specified period of time; or

•	Countrywide materially breaches its agreement not to solicit other offers or its obligation to hold a meeting of Countrywide stockholders for the purpose of approving and adopting the merger agreement; or

•	the following circumstances occur:

•	(1) Bank of America terminates the merger agreement as a result of a knowing or intentional breach by Countrywide in a way that would entitle Bank of America not to consummate the merger or because of a substantial, bad faith breach by Countrywide of its obligation to use reasonable best efforts to restructure the transaction for the purpose of resubmitting a merger proposal for approval in the event Countrywide stockholder approval is not obtained in the first instance or (2) either party terminates the merger agreement because the transaction has not been completed by January 11, 2009 and the merger agreement has not been approved and adopted by Countrywide stockholders;

•	prior to any termination described in the bullet immediately above, a competing takeover proposal is received by Countrywide or publicly announced and not irrevocably withdrawn; and

•	Countrywide enters a definitive agreement regarding, or completes, a competing takeover proposal within twelve months of termination.

Regulatory Approvals Required for the Merger (page 44)

We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from or notices to the Federal Reserve Board, state mortgage banking and insurance authorities, and various other federal, state and foreign regulatory authorities. Bank of America and Countrywide have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals. In obtaining the required regulatory approvals, Bank of America is not required to agree to any restriction or condition that would have a material adverse effect on Countrywide or Bank of America, measured on a scale relative to Countrywide.

Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

Board of Directors and Management of Bank of America following Completion of the Merger (page 43)

The directors of Countrywide and its subsidiaries will resign as of the effective time of the merger. The composition of Bank of America’s board of directors and management is not anticipated to change in connection with the completion of the merger.

The Rights of Countrywide Stockholders will Change as a Result of the Merger (page 73)

The rights of Countrywide stockholders will change as a result of the merger due to differences in Bank of America’s and Countrywide’s governing documents. This document contains descriptions of stockholder rights under each of the Bank of America and Countrywide governing documents, and describes the material differences between them.

Countrywide will Hold its Special Meeting on June 25, 2008 (page 21)

The special meeting will be held on June 25, 2008, at 9:00 a.m., local time, at the Learning Center Auditorium at Countrywide’s corporate headquarters located at 4500 Park Granada, Calabasas, California 91302. At the special meeting, Countrywide stockholders will be asked to:

•	approve and adopt the merger agreement; and

•	approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement.

Record Date.  Only holders of record at the close of business on April 28, 2008 will be entitled to vote at the special meeting. Each share of Countrywide common stock is entitled to one vote. As of the record date of April 28, 2008, there were 583,343,240 shares of Countrywide common stock entitled to vote at the special meeting.

Required Vote.  To approve and adopt the merger agreement, the holders of a majority of the outstanding shares of Countrywide common stock entitled to vote must vote in favor of approving and adopting the merger agreement. Because approval is based on the affirmative vote of a majority of shares outstanding, a Countrywide stockholder’s failure to vote or an abstention will have the same effect as a vote against approval and adoption of the merger agreement.

Approval of any necessary adjournment of the special meeting may be obtained by the affirmative vote of the holders of a majority of the shares present in person or by proxy, even if less than a quorum. Because approval of such adjournment is based on the affirmative vote of a majority of shares present in person or by proxy, abstentions will have the same effect as a vote against this proposal.

As of the record date, directors and executive officers of Countrywide and their affiliates had the right to vote 2,758,909 shares of Countrywide common stock, or 0.5% of the outstanding Countrywide common stock entitled to be voted at the special meeting. We currently expect that each of these individuals will vote their shares of Countrywide common stock in favor of the proposals to be presented at the special meeting. At that date, directors and executive officers of Bank of America and their affiliates did not have the right to vote any shares of Countrywide common stock entitled to be voted at the special meeting.

Information about the Companies (page 24)

Bank of America Corporation

Bank of America Corporation is a Delaware corporation, a bank holding company and a financial holding company under U.S. federal law. Bank of America is one of the world’s largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The company provides unmatched convenience in the United States, serving more than 59 million consumer and small business relationships with more than 6,100 retail banking offices, nearly 19,000 ATMs and award-winning online banking with more than 23 million active users. Bank of America is the No. 1 overall Small Business Administration (SBA) lender in the United States and the No. 1 SBA lender to minority-owned small businesses. The company serves clients in 175 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 80 percent of the Fortune Global 500. Bank of America Corporation common stock (NYSE: BAC) is listed on the New York Stock Exchange. As of December 31, 2007, Bank of America had total consolidated assets of approximately $1.7 trillion, total consolidated deposits of approximately $805 billion and total consolidated stockholders’ equity of approximately $147 billion. The principal executive offices of Bank of America are located in the Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina 28255, and its telephone number is (704) 386-5681.

Additional information about Bank of America and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 81.

Red Oak Merger Corporation

Red Oak Merger Corporation, a wholly-owned subsidiary of Bank of America, was formed solely for the purpose of consummating the merger. Red Oak Merger Corporation has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Red Oak Merger Corporation are located in the Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina, and its telephone number is (704) 386-5681.

Countrywide Financial Corporation

Countrywide Financial Corporation is a Delaware corporation and holding company. Founded in 1969, Countrywide is a diversified financial services provider, which, through its subsidiaries, is engaged in mortgage lending and other real estate finance-related businesses, including mortgage banking, banking and mortgage warehouse lending, dealing in securities and insurance underwriting. Through this family of companies, Countrywide originates, purchases, securitizes, sells, and services residential and commercial loans; provides loan closing services such as credit reports, appraisals and flood determinations; offers banking services which include depository and home loan products; conducts fixed income securities underwriting and trading activities; provides property, life and casualty insurance; and manages a captive mortgage reinsurance company. Countrywide common stock (NYSE: CFC) is listed on the New York Stock Exchange and is a member of the S&P 500, Forbes 2000, and Fortune 500. The principal executive offices of Countrywide are located at 4500 Park Granada, Calabasas, California 91302, and its telephone number is (818) 225-3000.

Additional information about Countrywide and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 80.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BANK OF AMERICA

Set forth below are highlights derived from Bank of America’s audited consolidated financial data as of and for the years ended December 31, 2003 through 2007 and Bank of America’s unaudited consolidated financial data as of and for the three months ended March 31, 2008. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of the results of operations for the full year or any other interim period. Bank of America management prepared the unaudited information on the same basis as it prepared Bank of America’s audited consolidated financial statements. In the opinion of Bank of America management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Bank of America’s consolidated financial statements and related notes included in Bank of America’s Annual Report on Form 10-K for the year ended December 31, 2007 and Bank of America’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 80.

Bank of America — Summary of Consolidated Financial Data

	Three Months Ended
	March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Dollars in millions, except per share information)

Income statement
Net interest income	$9,991	$8,268	$34,433	$34,591	$30,737	$27,960	$20,505
Noninterest income	7,012	9,887	31,886	37,989	26,438	22,729	18,270
Total revenue, net of interest expense	17,003	18,155	66,319	72,580	57,175	50,689	38,775
Provision for credit losses	6,010	1,235	8,385	5,010	4,014	2,769	2,839
Noninterest expense, before merger and restructuring charges	9,025	8,986	36,600	34,792	28,269	26,394	20,155
Merger and restructuring charges	170	111	410	805	412	618	—
Income before income taxes	1,798	7,823	20,924	31,973	24,480	20,908	15,781
Income tax expense	588	2,568	5,942	10,840	8,015	6,961	5,019
Net income	1,210	5,255	14,982	21,133	16,465	13,947	10,762
Average common shares issued and outstanding (in thousands)	4,427,823	4,432,664	4,423,579	4,526,637	4,008,688	3,758,507	2,973,407
Average diluted common shares issued and outstanding (in thousands)	4,461,201	4,497,028	4,480,254	4,595,896	4,068,140	3,823,943	3,030,356
Performance ratios
Return on average assets	0.28%	1.40%	0.94%	1.44%	1.30%	1.34%	1.44%
Return on average common shareholders’ equity	2.90	16.16	11.08	16.27	16.51	16.47	21.50
Total ending equity to total ending assets	9.00	8.98	8.56	9.27	7.86	9.03	6.76
Total average equity to total average assets	8.77	8.78	8.53	8.90	7.86	8.12	6.69
Dividend payout	N/M	48.02	72.26	45.66	46.61	46.31	39.76
Per common share data
Earnings	$0.23	$1.18	$3.35	$4.66	$4.10	$3.71	$3.62
Diluted earnings	0.23	1.16	3.30	4.59	4.04	3.64	3.55
Dividends paid	0.64	0.56	2.40	2.12	1.90	1.70	1.44
Book value	31.22	29.74	32.09	29.70	25.32	24.70	16.86
Market price per share of common stock
Closing	$37.91	$51.02	$41.26	$53.39	$46.15	$46.99	$40.22
High closing	45.03	54.05	54.05	54.90	47.08	47.44	41.77
Low closing	35.31	49.46	41.10	43.09	41.57	38.96	32.82
Market capitalization	$168,806	$226,481	$183,107	$238,021	$184,586	$190,147	$115,926

	Three Months Ended
	March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Dollars in millions, except per share information)

Average balance sheet
Total loans and leases	$875,661	$714,042	$776,154	$652,417	$537,218	$472,617	$356,220
Total assets	1,764,927	1,521,418	1,602,073	1,466,681	1,269,892	1,044,631	749,104
Total deposits	787,623	686,704	717,182	672,995	632,432	551,559	406,233
Long-term debt	198,463	148,627	169,855	130,124	97,709	92,303	67,077
Common shareholders’ equity	141,456	130,737	133,555	129,773	99,590	84,584	50,035
Total shareholders’ equity	154,728	133,588	136,662	130,463	99,861	84,815	50,091
Asset Quality
Allowance for credit losses(1)	$15,398	$9,106	$12,106	$9,413	$8,440	$9,028	$6,579
Nonperforming assets measured at historical cost	7,827	2,059	5,948	1,856	1,603	2,455	3,021
Allowance for loan and lease losses as a percentage of total loans and leases outstanding measured at historical cost(2)	1.71%	1.21%	1.33%	1.28%	1.40%	1.65%	1.66%
Allowance for loan and lease losses as a percentage of total nonperforming loans and leases measured at historical cost	203	443	207	505	532	390	215
Net charge-offs	$2,715	$1,427	$6,480	$4,539	$4,562	$3,113	$3,106
Net charge-offs as a percentage of average loans and leases outstanding measured at historical cost(2)	1.25%	0.81%	0.84%	0.70%	0.85%	0.66%	0.87%
Nonperforming loans and leases as a percentage of total loans and leases outstanding measured at historical cost(2)	0.84	0.27	0.64	0.25	0.26	0.42	0.77
Nonperforming assets as a percentage of total loans, leases and foreclosed properties(2)	0.90	0.29	0.68	0.26	0.28	0.47	0.81
Ratio of the allowance for loan and lease losses at December 31 to net charge-offs	1.36	1.51	1.79	1.99	1.76	2.77	1.98

Capital ratios (period end)
Risk-based capital:
Tier 1	7.51%	8.57%	6.87%	8.64%	8.25%	8.20%	8.02%
Total	11.71	11.94	11.02	11.88	11.08	11.73	12.05
Tier 1 Leverage	5.61	6.25	5.04	6.36	5.91	5.89	5.86

(1)	Includes the allowance for loan and lease losses, and the reserve for unfunded lending commitments.

(2)	Ratios do not include loans measured at fair value in accordance with SFAS 159 at and for the year ended December 31, 2007. Loans measured at fair value were $4.59 billion at December 31, 2007.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COUNTRYWIDE

Set forth below are highlights derived from Countrywide’s audited consolidated financial data as of and for the years ended December 31, 2003 through 2007 and Countrywide’s unaudited consolidated financial data as of and for the three months ended March 31, 2008. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of the results of operations for the full year or any other interim period. The unaudited information was prepared on the same basis as Countrywide’s audited consolidated financial statements. In the opinion of Countrywide management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Countrywide’s consolidated financial statements and related notes incorporated by reference within Countrywide’s Annual Report on Form 10-K for the year ended December 31, 2007 and Countrywide’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 80.

Countrywide Financial Corporation — Summary of Consolidated Financial Data

	Three Months Ended March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
		(dollar amounts in thousands, except per share data)

Statement of Operations Data:
Revenues:
Gain on sale of loans and securities	$289,311	$1,234,104	$2,434,723	$5,681,847	$4,861,780	$4,842,082	$5,887,436
Net interest (expense) income after provision for loan losses	(770,032)	578,975	587,882	2,688,514	2,237,935	1,965,541	1,359,390
Net loan servicing fees and other income (loss) from MSRs and retained interests	455,457	98,251	909,749	1,300,655	1,493,167	465,650	(463,050)
Net insurance premiums earned	488,829	334,177	1,523,534	1,171,433	953,647	782,685	732,816
Other	215,309	160,269	605,549	574,679	470,179	510,669	462,050

Total revenues	678,874	2,405,776	6,061,437	11,417,128	10,016,708	8,566,627	7,978,642

Expenses:
Compensation	1,053,985	1,075,408	4,165,023	4,373,985	3,615,483	3,137,045	2,590,936
Occupancy and other office	242,779	264,213	1,126,226	1,030,164	879,680	643,378	525,192
Insurance claims	355,651	57,305	525,045	449,138	441,584	390,203	360,046
Advertising and promotion	73,260	70,017	321,766	260,652	229,183	171,585	103,902
Other	445,426	238,038	1,233,651	969,054	703,012	628,543	552,794

Total expenses	2,171,101	1,704,981	7,371,711	7,082,993	5,868,942	4,970,754	4,132,870

(Loss) earnings before income taxes	(1,492,227)	700,795	(1,310,274)	4,334,135	4,147,766	3,595,873	3,845,772
(Benefit) provision for income taxes	(599,174)	266,814	(606,736)	1,659,289	1,619,676	1,398,299	1,472,822

Net (loss) earnings	$(893,053)	$433,981	$(703,538)	$2,674,846	$2,528,090	$2,197,574	$2,372,950

	Three Months Ended March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
		(dollar amounts in thousands, except per share data)

Per Share Data:
(Loss) earnings
Basic	$(1.60)	$0.74	$(2.03)	$4.42	$4.28	$3.90	$4.44
Diluted	$(1.60)	$0.72	$(2.03)	$4.30	$4.11	$3.63	$4.18
Cash dividends declared	$0.15	$0.15	$0.60	$0.60	$0.59	$0.37	$0.15
Stock price at end of period	$5.50	$33.64	$8.94	$42.45	$34.19	$37.01	$25.28
Selected Financial Ratios:
Annualized return on average assets	(1.65)%	0.76%	(0.30)%	1.28%	1.46%	1.80%	2.65%
Annualized return on average equity	(23.65)%	11.53%	(4.57)%	18.81%	22.67%	23.53%	34.25%
Dividend payout ratio	N/M	20.35%	N/M	13.49%	13.81%	9.53%	3.39%
Selected Operating Data (in millions):
Loan servicing portfolio(1)	$1,484,157	$1,351,598	$1,476,203	$1,298,394	$1,111,090	$838,322	$644,855
Volume of loans originated	$73,089	$116,975	$415,634	$468,172	$499,301	$363,364	$434,864
Volume of Mortgage Banking loans sold	$61,417	$108,599	$375,937	$403,035	$411,848	$326,313	$374,245

(1)	Includes warehoused loans and loans under subservicing agreements.

	March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
		(dollar amounts in thousands, except per share data)

Selected Balance Sheet Data at End of Period:
Loans:
Held for sale	$15,653,390	$32,282,579	$11,681,274	$31,272,630	$36,808,185	$37,347,326	$24,103,625
Held for investment	95,264,500	75,087,330	98,000,713	78,019,994	69,865,447	39,661,191	26,375,958

	110,917,890	107,369,909	109,681,987	109,292,624	106,673,632	77,008,517	50,479,583
Securities purchased under agreements to resell, securities borrowed and federal funds sold	7,786,346	28,851,069	9,640,879	27,269,897	23,317,361	13,456,448	10,448,102
Investments in other financial instruments	20,903,537	18,678,412	25,817,659	11,886,481	10,790,088	8,901,112	12,271,995

	March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
		(dollar amounts in thousands, except per share data)

Mortgage servicing rights, at estimated fair value	17,154,574	17,441,860	18,958,180	16,172,064	—	—	—
Mortgage servicing rights, net	—	—	—	—	12,610,839	8,729,929	6,863,625
Other assets	42,255,446	34,842,068	44,268,219	34,442,194	21,222,813	19,466,597	17,539,150

Total assets	$199,017,793	$207,183,318	$208,366,924	$199,063,260	$174,614,733	$127,562,603	$97,602,455

Deposit liabilities	$63,293,392	$57,525,061	$60,200,599	$55,578,682	$39,438,916	$20,013,208	$9,327,671
Securities sold under agreements to repurchase	17,862,890	44,085,743	18,218,162	42,113,501	34,153,205	20,465,123	32,013,412
Notes payable	87,651,431	74,322,902	97,227,413	71,487,584	76,187,886	66,613,671	39,948,461
Other liabilities	17,055,024	16,431,163	18,064,879	15,565,647	12,018,866	10,160,525	8,228,195
Shareholders’ equity	13,155,056	14,818,449	14,655,871	14,317,846	12,815,860	10,310,076	8,084,716

Total liabilities and shareholders’ equity	$199,017,793	$207,183,318	$208,366,924	$199,063,260	$174,614,733	$127,562,603	$97,602,455

Selected Financial Ratios:
Average equity to average assets	6.96%	6.58%	6.60%	6.82%	6.45%	7.66%	7.74%
MSR capitalization ratio at period end	1.26%	1.40%	1.40%	1.38%	1.29%	1.15%	1.18%
Tier 1 leverage (core) capital ratio(1)	7.7%	8.1%	7.2%	6.9%	6.3%	7.8%	8.3%
Tier 1 risk-based capital ratio(1)	12.2%	13.0%	11.8%	11.6%	10.7%	11.1%	12.8%
Total risk-based capital ratio(1)	13.4%	13.5%	14.4%	12.8%	11.7%	11.7%	13.7%

(1)	The 2007 capital ratios reflect the conversion of Countrywide Bank’s charter from a national bank to a federal savings bank. Accordingly, the ratios for 2007 are for Countrywide Bank calculated using OTS guidelines and the ratios for the prior periods are calculated for Countrywide Financial Corporation in compliance with the guidelines of the Board of Governors of the Federal Reserve Bank.

COMPARATIVE PER SHARE DATA

The following table sets forth for Bank of America common stock and Countrywide common stock certain historical, pro forma and pro forma-equivalent per share financial information. In accordance with requirements of the Securities and Exchange Commission, which we refer to as the SEC, the pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2007, in the case of the net income and dividends declared data. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Countrywide at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Accounting Treatment” on page 70. The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the SEC. See “Where You Can Find More Information” on page 80.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible business model changes as a result of current market conditions which may impact revenues, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods. The Comparative Per Share Data Table for the three months ended March 30, 2008 and the year ended December 31, 2007 combines the historical income per share data of Bank of America and subsidiaries and Countrywide and subsidiaries giving effect to the merger as if the merger had become effective on January 1, 2007, using the purchase method of accounting. Upon completion of the merger, the operating results of Countrywide will be reflected in the consolidated financial statements of Bank of America on a prospective basis.

				Per
	Bank of	Countrywide		Equivalent
	America	Financial	Pro Forma	CFC
	Historical	Corporation	Combined(1)	Share(2)

Income (loss) from continuing operations for the year ended December 31, 2007:
Basic	$3.35	$(2.03)	$3.04	$0.55
Diluted	3.30	(2.03)	3.00	0.55

Income (loss) from continuing operations for the three months ended March 31, 2008:
Basic	0.23	(1.60)	(0.09)	(0.02)
Diluted	0.23	(1.60)	(0.09)	(0.02)

Dividends Paid:
For the year ended December 31, 2007	2.40	0.60	2.40	0.44
For the three months ended March 31, 2008	0.64	0.15	0.64	0.12

Book Value:
As of December 31, 2007	32.09	21.88	32.24	5.87
As of March 31, 2008	31.22	19.21	31.39	5.72

(1)	Does not reflect the impact of business model changes as a result of current market conditions which may impact revenues, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

(2)	Reflects Countrywide shares at the exchange ratio of 0.1822.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of Bank of America, Countrywide and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either Bank of America or Countrywide to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth on page 17 under “Risk Factors,” as well as, among others, the following:

•	those discussed and identified in public filings with the SEC made by Bank of America or Countrywide;

•	completion of the merger is dependent on, among other things, receipt of stockholder and regulatory approvals, the timing of which cannot be predicted with precision and which may not be received at all;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the integration of Countrywide’s business and operations with those of Bank of America may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Countrywide’s or Bank of America’s existing businesses;

•	the anticipated cost savings and other synergies of the merger may take longer to be realized or may not be achieved in their entirety, and attrition in key client, partner and other relationships relating to the merger may be greater than expected; and

•	decisions to downsize, sell or close units or otherwise change the business mix of either company.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Bank of America or Countrywide or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, Bank of America and Countrywide undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

RISK FACTORS

Because the market price of Bank of America common stock will fluctuate, Countrywide stockholders cannot be sure of the market value of the merger consideration they will receive.

Upon completion of the merger, each share of Countrywide common stock will be converted into merger consideration consisting of 0.1822 of a share of Bank of America common stock. The market value of the merger consideration may vary from the closing price of Bank of America common stock on the date we announced the merger, on the date that this document was mailed to Countrywide stockholders, on the date of the special meeting of the Countrywide stockholders and on the date we complete the merger and thereafter. Any change in the market price of Bank of America common stock prior to completion of the merger will affect the market value of the merger consideration that Countrywide stockholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, Countrywide stockholders will not know or be able to calculate the market value of the merger consideration they would receive upon completion of the merger. Neither company is permitted to terminate the merger agreement or resolicit the vote of Countrywide stockholders solely because of changes in the market prices of either company’s stock. There will be no adjustment to the merger consideration for changes in the market price of either shares of Bank of America common stock or shares of Countrywide common stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of Bank of America common stock and for shares of Countrywide common stock.

We may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses of Bank of America and Countrywide. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of Bank of America and Countrywide. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Bank of America and Countrywide have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Countrywide and Bank of America during such transition period.

The market price of Bank of America common stock after the merger may be affected by factors different from those affecting the shares of Countrywide or Bank of America currently.

The businesses of Bank of America and Countrywide differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of Bank of America and Countrywide. For a discussion of the businesses of Bank of America and Countrywide and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information” beginning on page 80.

Countrywide stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Countrywide’s stockholders currently have the right to vote in the election of the board of directors of Countrywide and on other matters affecting Countrywide. When the merger occurs, each Countrywide stockholder that receives shares of Bank of America common stock will become a stockholder of Bank of America with a percentage ownership of the combined organization that is much smaller than the stockholder’s percentage ownership of Countrywide. It is expected that the former stockholders of Countrywide as a group will own less than 3% of the outstanding shares of Bank of America immediately after the merger. Because of this, Countrywide’s stockholders will have less influence on the management and policies of Bank of America than they now have on the management and policies of Countrywide.

The opinions obtained by Countrywide from its financial advisors will not reflect changes in circumstances between signing the merger agreement and the merger.

Countrywide has not obtained updated opinions as of the date of this document from its financial advisors. Changes in the operations and prospects of Bank of America or Countrywide, general market and economic conditions and other factors that may be beyond the control of Bank of America and Countrywide, and on which each financial advisor’s opinion was based, may significantly alter the value of Bank of America or Countrywide or the prices of shares of Bank of America common stock or Countrywide common stock by the time the merger is completed. Neither opinion speaks as of the time the merger will be completed or as of any date other than the date of such opinion. Because Countrywide currently does not anticipate asking either of its financial advisors to update its opinion, neither opinion will address the fairness of the merger consideration from a financial point of view at the time the merger is completed. The Countrywide board of directors’ recommendation that Countrywide stockholders vote “FOR” approval and adoption of the merger agreement, however, is as of the date of this document. For a description of the opinions that Countrywide received from its financial advisors, please refer to “The Merger — Opinions of Countrywide’s Financial Advisors” beginning on page 31. For a description of the other factors considered by Countrywide’s board of directors in determining to approve the merger, please refer to “The Merger — Countrywide’s Reasons for the Merger; Recommendation of the Countrywide Board of Directors” beginning on page 28.

The merger agreement limits Countrywide’s ability to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, limit Countrywide’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of the company, as well as a termination fee that is payable by Countrywide under certain circumstances. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Countrywide from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror’s proposing to pay a lower per share price to acquire Countrywide than it might otherwise have proposed to pay.

The merger is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on Bank of America.

Before the merger may be completed, various approvals or consents must be obtained from the Federal Reserve Board and various domestic and foreign bank regulatory, antitrust, insurance and other authorities. These governmental entities, including the Federal Reserve Board, may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Bank of America and Countrywide do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Bank of America following the merger, any of which might have a material adverse effect on Bank of America following the merger. Bank of America is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on Countrywide or Bank of America, measured relative to Countrywide, but Bank of America could choose to waive this condition.

The 10% national deposit cap may restrict Bank of America’s ability to make additional bank acquisitions in the U.S. in the future.

Federal banking law contains provisions that limit the ability of the Federal Reserve Board to approve an application by a bank holding company to acquire domestic banks located outside of the acquiror’s home state without regard to state law if the acquisition would result in the combined company holding more than 10% of the deposits held by insured depository institutions in the United States. Bank of America’s home state is North Carolina. While the percentage of Bank of America’s deposits will change from time to time, we expect that it will hold a percentage of deposits that approaches the 10% limit. While this limit does not impede Bank of America’s ability to grow by attracting additional deposits from new or existing customers, by acquiring thrifts, such as Countrywide, or by other transactions that do not involve the acquisition of a domestic bank located outside of North Carolina, unless it is repealed or modified, or unless a transaction can be structured appropriately to comply with its application, the national deposit cap will restrict the ability of Bank of America to acquire additional domestic banks located outside of North Carolina that would result in Bank of America holding deposits in excess of the 10% limit. Repeal or modification of the national deposit cap would require an act of Congress. It is the responsibility of the Federal Reserve Board as part of its application approval process to determine if an acquisition would or would not surpass the 10% national limit.

Bank of America, Countrywide and Countrywide’s directors and officers are named parties to a number of actions relating to the merger.

A number of actions are pending in California and Delaware state and federal courts relating to the merger. These include derivative actions against current and former Countrywide directors and officers, and class-action complaints on behalf of a putative Countrywide shareholder class against Countrywide’s current directors and Bank of America. Depending on the outcome, these actions could have adverse financial effects or cause reputational harm to Bank of America. In addition, if the merger is consummated, plaintiffs in the pending derivative actions against current and former Countrywide directors and officers may lose standing to assert derivative claims on behalf of Countrywide because the plaintiffs will no longer be stockholders of Countrywide. See “The Merger — Litigation Relating to the Merger” on page 45.

Countrywide officers and directors have financial interests in the merger that differ from the interests of Countrywide stockholders.

Countrywide’s executive officers and directors have financial interests in the merger that are different from, or in addition to, their interests as Countrywide stockholders. The independent members of Countrywide’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the stockholders that the merger agreement be approved and adopted.

Messrs. Mozilo and Sambol are parties to employment agreements and the other executive officers of Countrywide are covered by Countrywide’s Change in Control Severance Plan, each of which provides severance and other benefits in the case of qualifying terminations of employment in connection with a change in control, including completion of the merger; however, in connection with the merger, Mr. Mozilo has waived his right to receive his cash severance and pro rata bonus payments under his employment agreement and consulting fees and benefits under a related consulting agreement upon termination of his employment following completion of the merger. Assuming that the merger is completed on July 1, 2008 and the executive experiences a qualifying termination of employment immediately thereafter, the amount of cash severance that would be payable to each of Messrs. Mozilo, Sambol, Sieracki, Kripalani, Garcia, Gissinger and each of Countrywide’s eight other executive officers (as a group), respectively, is approximately $0, $15 million, $6.7 million, $13.7 million, $9 million, $7.2 million and $29.6 million, and the value of continued benefits to be provided to each of Messrs. Mozilo, Sambol, Sieracki, Kripalani, Garcia, Gissinger and each of Countrywide’s eight other executive officers (as a group) respectively, is approximately $106,084, $46,493, $135,380, $206,596, $228,367, $210,494 and $1,402,083. In addition, in connection with entry into the merger agreement and a retention program previously implemented for other employees, Countrywide approved the grant of retention awards to David Sambol, Eric P. Sieracki, Ranjit M. Kripalani and Carlos M. Garcia, which consists of a retention incentive payment in respect of their annual bonus awards for Countrywide’s 2007 fiscal year and cash-settled restricted stock units.

The Countrywide equity compensation plans and award agreements generally provide for the vesting of stock-based awards upon completion of the merger. Assuming that the merger is completed on July 1, 2008, the aggregate cash value of the stock-based awards based on the closing price of Bank of America’s common stock as of May 27, 2008 (which amounts include the value of the retention awards described above and attribute no value to any unvested stock options and SARs other than Mr. Mozilo’s SARs with an exercise price of $6.22, since all such other options and SARs are underwater based on the May 27, 2008 closing price of Bank of America’s common stock) that are held by each of Messrs. Mozilo, Sambol, Sieracki, Kripalani, Garcia, Gissinger and each of Countrywide’s eight other executive officers (as a group), respectively, and that would vest solely due to the completion of the merger is approximately $6,482,705, $11,693,871, $1,161,458, $795,843, $1,061,104, $1,061,104 and $3,971,301 (of which approximately $2,086,419, $927,298, $695,475 and $927,298 is attributable to the cash-settled restricted stock units granted to Messrs. Sambol, Sieracki, Kripalani and Garcia, respectively, in connection with Countrywide’s retention program). Pursuant to the terms of Countrywide’s supplemental executive retirement plan and certain other non-qualified deferred compensation arrangements, the benefits thereunder will vest and/or payment may be accelerated in connection with the merger.

In addition, assuming that the merger is completed on July 1, 2008 and the executive experiences a qualifying termination of employment immediately thereafter, the aggregate value of the cash severance and other severance benefits and the equity awards (other than those that would vest solely due to the completion of the merger as described in the prior paragraph) based on the closing price of Bank of America’s common stock as of May 27, 2008, that would vest or be payable to each of Messrs. Mozilo, Sambol, Sieracki, Kripalani, Garcia, Gissinger and each of Countrywide’s eight other executive officers (as a group), respectively, is approximately $106,084, $15,023,993, $8,815,990, $15,426,929, $11,251,044, $9,437,619 and $39,057,434.

Executive officers and directors of Countrywide also have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the merger. Please see “The Merger — Countrywide’s Officers and Directors Have Financial Interests in the Merger” beginning on page 49 for information about these financial interests. In addition, if the merger is consummated, plaintiffs in pending shareholder actions against certain Countrywide officers and directors may lose standing to assert derivative claims on behalf of Countrywide because the plaintiffs will no longer be stockholders of Countrywide. See “The Merger — Litigation Relating to the Merger” on page 45.

As discussed in more detail beginning on page 55, Mr. Sambol has entered into a new retention agreement with Merger Sub that will supersede his Countrywide employment agreement upon completion of the merger. As a result, Mr. Sambol will not receive any payments or benefits under his current employment agreement following completion of the merger. On May 28, 2008 Bank of America announced that Mr. Sambol will retire after assisting with the transition and closing of the merger. His termination of employment will be treated as a termination without cause and he will be eligible to receive the payments and benefits under his retention agreement. In addition, certain of the executive officers (including Mr. Gissinger) have entered into new retention agreements with Merger Sub that replace their right to participate in Countrywide’s Change in Control Severance Plan.

The shares of Bank of America common stock to be received by Countrywide stockholders as a result of the merger will have different rights from the shares of Countrywide common stock.

Upon completion of the merger, Countrywide stockholders will become Bank of America stockholders and their rights as stockholders will be governed by the certificate of incorporation and bylaws of Bank of America. The rights associated with Countrywide common stock are different from the rights associated with Bank of America common stock. Please see “Comparison of Stockholders’ Rights” beginning on page 73 for a discussion of the different rights associated with Bank of America common stock.

THE COUNTRYWIDE SPECIAL MEETING

This section contains information about the special meeting of Countrywide stockholders that has been called to consider and approve and adopt the merger agreement.

Together with this document, we are also sending you a notice of the special meeting and a form of proxy that is solicited by the Countrywide board of directors. The special meeting will be held on June 25, 2008 at 9:00 a.m., local time, at the Learning Center Auditorium at Countrywide’s corporate headquarters located at 4500 Park Granada, Calabasas, California 91302.

Matters to Be Considered

The purpose of the special meeting is to vote on a proposal for approval and adoption of the merger agreement.

You also will be asked to vote upon a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement.

Proxies

Each copy of this document mailed to holders of Countrywide common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a stockholder of record, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to Countrywide’s Secretary, or by attending the special meeting in person, notifying the Secretary, and voting by ballot at the special meeting.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying the Secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Countrywide Financial Corporation
4500 Park Granada
MS: CH-11B
Calabasas, California 91302

Attention:	Susan E. Bow
Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval and adoption of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement. According to the Countrywide amended and restated bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting by means of Countrywide’s notice of the meeting or otherwise properly brought before the meeting by or at the direction of the Countrywide board of directors. No matters other than the matters described in this document are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

Countrywide stockholders should not send Countrywide stock certificates with their proxy cards. After the merger is completed, holders of Countrywide common stock will be mailed a transmittal form with instructions on how to exchange their Countrywide stock certificates for the merger consideration.

Solicitation of Proxies

Countrywide will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Countrywide will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Countrywide common stock and secure their voting instructions. Countrywide will reimburse the record holders for their reasonable expenses in taking those actions. Countrywide has also made arrangements with Innisfree M&A Incorporated to assist it in soliciting proxies and has agreed to pay them $100,000 plus an additional $50,000 if the merger agreement is adopted and approved by Countrywide stockholders, plus reasonable expenses for these services. If necessary, Countrywide may use several of its regular employees, who will not be specially compensated, to solicit proxies from Countrywide stockholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Date

The close of business on April 28, 2008 has been fixed as the record date for determining the Countrywide stockholders entitled to receive notice of and to vote at the special meeting. At that time, 583,343,240 shares of Countrywide common stock were outstanding, held by approximately 1,847 holders of record.

Voting Rights and Vote Required

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Countrywide common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.

Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Countrywide common stock entitled to vote at the special meeting. You are entitled to one vote for each share of Countrywide common stock you held as of the record date. Holders of shares of Countrywide preferred stock are not entitled to vote on the merger or otherwise at the special meeting.

Because the affirmative vote of the holders of a majority of the outstanding shares of Countrywide common stock entitled to vote at the special meeting is needed for us to proceed with the merger, the failure to vote by proxy or in person will have the same effect as a vote against the merger. Abstentions also will have the same effect as a vote against the merger. Accordingly, the Countrywide board of directors urges Countrywide stockholders to promptly vote by completing, dating, and signing the accompanying proxy card and to return it promptly in the enclosed postage-paid envelope, or, if you hold your stock in “street name” through a bank or broker, by following the voting instructions of your bank or broker.

Approval of the proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies requires the affirmative vote of the holders of a majority of the shares entitled to vote and present in person or by proxy, even if less than a quorum. Because approval of this proposal requires the affirmative vote of a majority of shares present in person or by proxy, abstentions will have the same effect as a vote against this proposal.

Stockholders will vote at the meeting by ballot. Votes cast at the meeting, in person or by proxy, will be tallied by Countrywide’s transfer agent.

As of the record date:

•	Directors and executive officers of Countrywide, and their affiliates, had the right to vote 2,758,909 shares of Countrywide common stock, or 0.5% of the outstanding Countrywide common stock at that date. We currently expect that each of these individuals will vote their shares of Countrywide common stock in favor of the proposals to be presented at the special meeting.

•	Directors and executive officers of Bank of America, and their affiliates, did not have the right to vote any shares of Countrywide common stock.

Recommendation of the Countrywide Board of Directors

The Countrywide board of directors has unanimously approved and adopted the merger agreement and the transactions it contemplates, including the merger. The Countrywide board of directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Countrywide and its stockholders and unanimously recommends that you vote “FOR” approval and adoption of the merger agreement. See “The Merger — Countrywide’s Reasons for the Merger; Recommendation of the Countrywide Board of Directors” on page 28 for a more detailed discussion of the Countrywide board of directors’ recommendation.

Attending the Meeting

All holders of Countrywide common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

INFORMATION ABOUT THE COMPANIES

Bank of America Corporation

Bank of America Corporation is a Delaware corporation, a bank holding company and a financial holding company under U.S. federal law. Bank of America is one of the world’s largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The company provides unmatched convenience in the United States, serving more than 59 million consumer and small business relationships with more than 6,100 retail banking offices, nearly 19,000 ATMs and award-winning online banking with more than 23 million active users. Bank of America is the No. 1 overall Small Business Administration (SBA) lender in the United States and the No. 1 SBA lender to minority-owned small businesses. The company serves clients in 175 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 80 percent of the Fortune Global 500. Bank of America Corporation common stock (NYSE: BAC) is listed on the New York Stock Exchange. As of December 31, 2007, Bank of America had total consolidated assets of approximately $1.7 trillion, total consolidated deposits of approximately $805 billion and total consolidated stockholders’ equity of approximately $147 billion. The principal executive offices of Bank of America are located in the Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina 28255, and its telephone number is (704) 386-5681.

Additional information about Bank of America and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 80.

Red Oak Merger Corporation

Red Oak Merger Corporation, a wholly-owned subsidiary of Bank of America, was formed solely for the purpose of consummating the merger. Red Oak Merger Corporation has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Red Oak Merger Corporation are located in the Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina, and its telephone number is (704) 386-5681.

Countrywide Financial Corporation

Countrywide Financial Corporation is a Delaware corporation and holding company. Founded in 1969, Countrywide is a diversified financial services provider, which, through its subsidiaries, is engaged in mortgage lending and other real estate finance-related businesses, including mortgage banking, banking and mortgage warehouse lending, dealing in securities and insurance underwriting. Through this family of companies, Countrywide originates, purchases, securitizes, sells, and services residential and commercial loans; provides loan closing services such as credit reports, appraisals and flood determinations; offers banking services which include depository and home loan products; conducts fixed income securities underwriting and trading activities; provides property, life and casualty insurance; and manages a captive mortgage reinsurance company. Countrywide common stock (NYSE: CFC) is listed on the New York Stock Exchange and is a member of the S&P 500, Forbes 2000, and Fortune 500. The principal executive offices of Countrywide are located at 4500 Park Granada, Calabasas, California 91302, and its telephone number is (818) 225-3000.

Additional information about Countrywide and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 81.

THE MERGER

Background of the Merger

Countrywide’s board of directors has from time to time in recent years engaged with senior management in strategic reviews, and considered ways to enhance the company’s performance and prospects in light of market, economic, regulatory, competitive and other factors. These reviews have included consideration of potential transactions with other financial institutions that would further its strategic objectives, and the potential benefits and risks of those transactions.

Countrywide and Bank of America have for many years had a number of significant commercial relationships, including the provision by Bank of America of financing to Countrywide in the ordinary course of business. As a result of these relationships, the companies and their senior managements have become well known to one another. Discussions between Countrywide and Bank of America’s senior managements in recent years have from time to time included informal discussion of the possible strategic advantages of potential strategic transactions and joint ventures. Each of these discussions, however, remained exploratory and none led to any transaction.

During 2007, softening residential housing markets, increasing delinquency and default rates and increasingly volatile and constrained secondary credit markets began affecting the mortgage industry generally. Although these issues first appeared in the subprime mortgage market, the issues grew in significance and expanded into the prime mortgage market, with attendant impacts on Countrywide’s operations, credit costs and portfolio of retained mortgage loans and related interests. One of the significant negative developments for Countrywide in early August was the disruption in the market for the sale of “non-conforming” loans (i.e., those that cannot be sold to housing-related government agencies and government sponsored entities such as Fannie Mae and Freddie Mac) and related mortgage-backed securities. As a result of this development and in light of the ensuing severe downturn in the short term and unsecured lending markets, Countrywide’s board of directors began considering a range of options to enhance its liquidity and capital positions, and to address the broader downturn in the mortgage banking environment and the impact on Countrywide’s business and operations. Given the roles of capital and liquidity as key drivers of the mortgage banking business, and given the increased capital needs resulting from the company’s need to retain non-conforming loans on its balance sheet as a result of the severe disruptions in the secondary mortgage market, Countrywide’s board and management determined to address liquidity and capital concerns promptly. As part of its efforts to help address the capital and liquidity concerns and maintain the confidence of Countrywide’s stockholders, business counterparties, employees, rating agencies and regulators, the company took a number of steps in August 2007, including drawing on a previously unutilized $11.5 billion credit facility, obtaining a $2 billion investment by Bank of America in the form of a non-voting convertible preferred security, and accelerating the migration of its mortgage production operations into Countrywide Bank, FSB.

Countrywide’s board of directors continued to meet frequently with senior management after its August actions, and the board and its management worked with their advisors, to consider the various implications of the economic and market environment and their impact on Countrywide’s business, assets and liabilities, competitive position, legal and regulatory status, and prospects, among other things. During this time the Countrywide board of directors determined to take and began implementing several significant additional strategic actions to address continued constrained credit conditions and declining asset values and the resulting challenging operating conditions for the company. Among these additional actions were the modification of Countrywide’s product guidelines in view of the limited opportunities to sell mortgages (including ceasing originations of subprime loans not eligible for sale or securitization under programs supported by government agencies and government sponsored entities) and workforce reductions. Countrywide’s board of directors and senior management continued to monitor the challenging economic, competitive, legal and regulatory conditions in the mortgage industry generally and at Countrywide specifically. The board and management, together with their advisors, also worked during this period to evaluate additional possible operational and other strategic and financial measures to mitigate the various challenges and risks facing Countrywide, including the possibility of further capital raising and/or possible strategic transactions with other financial institutions. Other possible transactions considered during this period included the possibility of an investment by a financial buyer such as a private equity firm, although the Countrywide board of directors did not consider this to be a viable option as it would not resolve Countrywide’s capital or liquidity concerns.

Beginning in November 2007, with the preliminary approval of the Countrywide board of directors, Countrywide and Bank of America agreed that it would be worthwhile to engage in discussions regarding a potential transaction, including a potential merger, and the parties entered into a confidentiality agreement. Thereafter, representatives of Countrywide and Bank of America commenced discussions regarding their companies and market conditions, the complementary aspects of their businesses and the potential benefits of a strategic combination of Countrywide and Bank of America, including the general potential for cost and revenue related synergies, and Bank of America employees and advisors commenced extensive due diligence investigations of Countrywide, its business, operations, financial condition and prospects. Based on these discussions Countrywide and Bank of America began initial discussions regarding potential indicative terms for a transaction. These discussions remained preliminary. Countrywide also continued during this period to consider and work with its advisors regarding other alternatives, including the potential to conduct further private or public capital raising activities or financial or balance sheet restructuring initiatives. No company other than Bank of America performed any due diligence investigation of Countrywide with respect to a potential merger during this time period. At a meeting on December 28, 2007, as a framework to discuss a potential transaction, a Bank of America representative provided Countrywide representatives with a preliminary illustrative transaction scenario reflecting a 10% premium to Countrywide’s December 26, 2007 closing share price, which implied an exchange ratio of 0.2353 shares of Bank of America common stock per outstanding share of Countrywide common stock, or $9.96 per share. Later at that same meeting, the Countrywide representatives informed the Bank of America representatives for the first time that Countrywide had just learned that continuing deterioration in real estate market conditions had triggered certain provisions in various home equity loan securitizations that could have a negative impact on Countrywide’s financial condition. In response, the Bank of America representatives indicated that Bank of America needed to undertake due diligence on this issue before proceeding further.

Senior management of Countrywide regularly apprised the board of directors of the discussions that were taking place with Bank of America, as well as the impact on Countrywide and its business, operations and financial condition of continued challenging market and economic conditions. In early January, Countrywide management discussed with Bank of America and reported to the Countrywide board of directors that its general business conditions were coming under continued pressure as a result of various factors, including continued worsening credit performance, continued difficulty raising funds at acceptable costs, origination volume declines, declining residential real estate prices, and anticipated adverse movements in credit costs and in mortgage loan and related asset valuations, which were putting increasing pressure on Countrywide’s financial condition and would, in management’s estimation, likely result in a loss for the fourth quarter of 2007. Countrywide management reported a continued worsening of the legal, political and regulatory environment for the mortgage banking industry generally and Countrywide — as a leading participant in the industry — specifically. It was also noted that market perceptions regarding Countrywide’s capital, liquidity and business prospects were exacerbating the stress on the company’s business and operations by making it more difficult to engage counterparties in important ordinary course transactions on reasonable terms, such as financing and hedging transactions. These adverse conditions also raised the potential for negative action by Countrywide’s regulators and the rating agencies, including the possibility of a downgrade to below an investment grade rating if Countrywide were to report a loss for the fourth quarter of 2007. In addition, the company’s stock continued to decline in December and January, which increased the cost and the potential dilutive effect on current stockholders of raising additional equity capital, thereby making further capital raising activities significantly less attractive as a potential strategic option for Countrywide.

At a meeting of the Countrywide board of directors held on January 4, 2008, representatives of Countrywide senior management and the board’s advisors discussed the conversations between senior management of Countrywide and Bank of America to bring the full board of directors up to date on those discussions and other recent developments at Countrywide, including those discussed in the preceding paragraph. There was a strong consensus among the Countrywide directors that pursuing a transaction with Bank of America would be an attractive strategic and financial transaction for Countrywide in light of the deteriorating conditions and the increasingly severe business, operating, legal, political and regulatory environment in which Countrywide was operating, and it was noted that a transaction with Bank of America would help to provide stability to Countrywide.

At the January 4 meeting, representatives of Sandler O’Neill, which the board of directors of Countrywide had previously retained as financial advisor to the board in connection with its consideration of strategic alternatives, discussed financial matters relating to Countrywide, the general and mortgage banking environment, the preliminary illustrative transaction scenario presented by Bank of America at the December 28, 2007 meeting, and the board’s future consideration of a potential transaction, representatives of Wachtell, Lipton, Rosen & Katz discussed the board’s legal duties in connection with any such consideration of a possible transaction, and representatives of Promontory Financial Group, Countrywide’s regulatory consultants, reported on the status of regulatory matters. Included in the discussion of regulatory matters was a report on the potential impact of the issues and challenges facing the mortgage industry generally and Countrywide specifically and on the views of the federal banking regulators, including the potential for regulatory actions if the regulators were to determine that conditions generally or at Countrywide specifically warranted intervention. The board of directors discussed that the risk of adverse regulatory action was increasing as credit market disruptions continued and worsened. Also discussed generally was the possible reaction of federal regulators to a transaction with Bank of America, the regulatory approvals required in connection with a potential transaction (as described under “— Regulatory Approvals”) and the likelihood such approvals would be obtained. Following questions and discussions among the participants at the meeting, the Countrywide board of directors authorized and directed Countrywide’s senior management and outside legal and financial advisors to continue discussions with Bank of America and work towards a transaction that could be presented to the board of directors for its review and consideration.

Following this meeting and continuing through the following week, Bank of America and Countrywide and their outside counsel began discussions and the drafting of a merger agreement and related transaction documents. In addition, during this period, Countrywide performed customary “reverse” due diligence of Bank of America. In connection with this due diligence, Bank of America made available to Countrywide and its financial advisors information regarding Bank of America’s expectations for its fourth quarter 2007 results. Representatives of Countrywide had advised Bank of America by this time of the nature of Countrywide’s potential exposure relating to certain home equity loan securitizations, and the parties continued discussions on the material terms of a proposed transaction. During the course of these discussions, and as discussed below in more detail, Countrywide experienced rapidly declining business and operating conditions, as well as significant trading price declines as rumors of a rating agency downgrade and Countrywide’s possible bankruptcy circulated in the market. As described below, these rumors and Countrywide’s declining stock price significantly exacerbated already challenging conditions and significantly increased the likelihood that any capital-raising transaction would be on terms that would be highly unfavorable to Countrywide’s existing stockholders. On January 8, during a call initiated by Countrywide, representatives of Bank of America indicated a willingness to work toward entering into a transaction in which Bank of America would combine with Countrywide for consideration of 0.1822 shares of Bank of America common stock per outstanding share of Countrywide common stock, which, while less than in the prior preliminary discussions in December, reflected the significant declines in operating conditions in the mortgage industry generally and for Countrywide specifically (including the home equity loan securitization issue) and the results of Bank of America’s ongoing due diligence. Countrywide and Bank of America thereafter continued discussions of the material terms of a potential transaction, and during the course of such discussions Bank of America reiterated that the 0.1822 exchange ratio was a firm price and that Bank of America was prepared to pursue a merger on that basis. Following discussions that continued through January 8 and 9, 2008, Bank of America and Countrywide ultimately agreed to an all-stock transaction with a 0.1822 exchange ratio, among other significant terms. At this time the parties determined to hold board meetings on January 10, 2008 for each party’s board to consider the approval of such a transaction.

On the morning of January 10, 2008, the board of directors of Bank of America met and approved the proposed transaction.

Also on January 10, 2008, the board of directors of Countrywide met to consider the proposed transaction. Management discussed with the Countrywide board of directors the continued challenging operating environment, noting that since the prior board meeting on January 4 the conditions discussed with the board had continued to deteriorate even further. Among other things, the board discussed the further and precipitous drop in Countrywide’s stock price that had occurred earlier in the week following bankruptcy rumors and other adverse publicity. The new market rumors and the falling stock price further increased concerns among counterparties of Countrywide, which in turn resulted in further limitations in important trading related credit extensions, threatened the retention of retail and other deposits at Countrywide Bank, and also further diminished the attractiveness of equity capital raising activities as a potential strategic option. Management then reviewed with the board the background of discussions with Bank of America and the progress of negotiations, and reported on Countrywide’s due diligence investigations of Bank of America. While management had previously anticipated that the fourth quarter of 2007 would be profitable, it had become apparent during the days preceding the meeting that due to changed market conditions adjustments relating to credit-related valuations would be necessary and that as a result the company would most likely experience a loss for the quarter. The board discussed that a credit downgrade would be likely in the event the company reported a fourth quarter loss and that additional adverse consequences, including adverse regulatory actions, could follow. The board also discussed the possibility that such consequences would further exacerbate the stress on Countrywide’s business and operations and the adverse market perceptions about its capital, liquidity and business prospects.

On or about January 8, 2008, Goldman Sachs was retained as financial advisor to Countrywide in connection with the proposed merger, having acted as its financial advisor in connection with the August 2007 Bank of America investment and having continued to work with the company thereafter with respect to potential strategic and financial considerations. Goldman Sachs and Sandler O’Neill reviewed with the Countrywide board of directors the financial terms of the proposed transaction, and financial information regarding Bank of America, Countrywide and the transaction. In connection with the deliberation by the Countrywide board of directors, each of Goldman Sachs and Sandler O’Neill rendered to the Countrywide board of directors its oral opinion (subsequently confirmed in writing), as described under “— Opinions of Countrywide’s Financial Advisors”, that, as of the date of their opinions, and based upon and subject to the factors and assumptions set forth in their opinions, the exchange ratio of 0.1822 shares of Bank of America common stock to be received in respect of each share of Countrywide common stock pursuant to the merger agreement was fair from a financial point of view to Countrywide’s stockholders.

Representatives of Wachtell, Lipton discussed with the Countrywide board of directors the legal standards applicable to its decisions and actions with respect to its evaluation of the proposed transaction, and reviewed the legal terms of the merger agreement and the related agreements. Representatives of Wachtell, Lipton also discussed with the Countrywide board of directors the stockholder and regulatory approvals that would be required to complete the transaction, and the possible timeframe for receiving such approvals, and reviewed with the board of directors a set of draft resolutions relating to the proposed transaction. In addition, representatives of Promontory Financial Group provided an updated report on the status of regulatory matters that had been discussed at the January 4 meeting.

Following these discussions, and extensive review and discussion among the members of the Countrywide board of directors, including consideration of the factors described under “— Countrywide’s Reasons for the Merger; Recommendation of the Countrywide Board of Directors”, the Countrywide board of directors unanimously determined that the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of Countrywide and its stockholders, and the Countrywide directors voted unanimously to approve the merger and to approve and adopt the merger agreement.

During the remainder of the day on January 10, 2008, the parties and their respective legal counsel worked to finalize the merger agreement and related materials. Thereafter the parties executed the merger agreement. The transaction was announced on the morning of January 11, 2008.

Countrywide’s Reasons for the Merger; Recommendation of the Countrywide Board of Directors

The Countrywide board of directors consulted with Countrywide management, as well as its legal and financial advisors, in its evaluation of the merger. In reaching its conclusion to approve and adopt the merger agreement and in determining that the merger is advisable and in the best interests of Countrywide and its stockholders, the Countrywide board considered a number of factors, including the following material factors:

•	its understanding of Countrywide’s business, operations, financial condition, earnings, and prospects as discussed above under “Background of the Merger” and below under “Opinions of Countrywide’s Financial Advisors” (including factors such as worsening credit performance, continued funding limitations, declining mortgage originations, residential real estate price pressures, adverse movements in mortgage loan and related asset valuations), and potential strategic alternatives, and of Bank of America’s business, operations, financial condition, earnings and prospects;

•	the current and prospective environment in which Countrywide operates, which reflects challenging and uncertain mortgage industry conditions that the board of directors expected to continue in the near future, including:

•	highly constrained credit markets, including in particular greatly diminished availability of liquidity in the secondary mortgage markets;

•	increased level and rate of delinquency and default rates for mortgage loans;

•	lack of readily available sources of secured and unsecured financing and resulting liquidity at historical and reasonable cost levels;

•	continued softening real estate markets and generally declining residential real estate values;

•	lower levels of mortgage origination volumes;

•	uncertain and volatile valuations of mortgage loans and related assets; and

•	generally uncertain national and local economic conditions;

as well as the competitive environment for financial institutions generally, the trend toward consolidation in the financial services industry generally and the consumer finance and the mortgage industry in particular, and the potential effects of these factors on Countrywide and the potential effects of these and other factors on Countrywide relative to Bank of America;

•	the relative strength of Bank of America’s (and the future combined company’s) capital position, funding capabilities and liquidity as compared to Countrywide, and the ability of the substantially larger and more diversified Bank of America (and combined company) to weather continued economic and mortgage market weakness and further crises that might develop;

•	the all stock and fixed exchange ratio aspects of the merger consideration, which would allow Countrywide stockholders to participate in a portion of any improvement in the Countrywide business and synergies resulting from the merger, and the value to Countrywide stockholders represented by that consideration;

•	the reports to Countrywide’s board of directors concerning the operations, financial condition and prospects of Bank of America and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and regulatory capital ratios;

•	the fact that Bank of America is one of the largest financial institutions in the world, and the board of directors’ belief that its substantial capital resources will provide strong support for Countrywide’s existing operations, as well as possible future growth;

•	the fact that the complementary nature of the respective businesses, customer bases, products and skills of Countrywide and Bank of America are expected to result in opportunities to obtain synergies;

•	the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining Countrywide and Bank of America;

•	the need to obtain stockholder and regulatory approvals to complete the merger, and the likelihood that such approvals will be obtained;

•	the Countrywide board’s understanding of Bank of America’s prior track record and expertise in successfully completing and integrating substantial acquisitions;

•	the historical and current market prices of Bank of America common stock and Countrywide common stock as well as comparative valuation analyses for the two companies;

•	the terms of the merger agreement, including the provisions imposing restrictions on Countrywide from soliciting or pursuing alternative transactions and the termination fee of $160 million that Countrywide would be required to pay if the transaction agreement were terminated under certain circumstances, which could limit the willingness of a third party to propose a competing business combination transaction with Countrywide;

•	the fact that Bank of America has the right, pursuant to the August 2007 $2 billion preferred stock investment agreement with Countrywide, to match the terms of any third party proposal to acquire Countrywide, which could limit the willingness of a third party to propose a competing business combination transaction with Countrywide;

•	the expected tax treatment of the merger and of the receipt by Countrywide stockholders of the merger consideration;

•	the financial presentation of Goldman Sachs and Sandler O’Neill, including their respective opinions dated January 10, 2008, to the Countrywide board of directors to the effect that, as of the date of the opinions, and based upon and subject to the factors and assumptions set forth in the opinions, the exchange ratio of 0.1822 shares of Bank of America common stock to be received in respect of each share of Countrywide common stock pursuant to the merger agreement was fair from a financial point of view to Countrywide’s stockholders. See “— Opinions of Countrywide’s Financial Advisors.” As noted in “Risk Factors — The Opinions obtained by Countrywide from its financial advisors will not reflect changes in circumstances between signing the merger agreement and the merger”, Countrywide does not currently anticipate asking either of its financial advisors to update its opinion; however, the Countrywide board of directors’ recommendation that Countrywide stockholders vote “FOR” approval and adoption of the merger agreement is as of the date of this document;

•	the potential impact of the transaction on Countrywide employees and other key constituencies;

•	the challenges of integrating Countrywide’s businesses, operations and workforce with those of Bank of America, and the risks associated with achieving anticipated cost savings and other synergies; and

•	the fact that Countrywide directors and executive officers have interests in the merger that are in addition to their interests as Countrywide stockholders. See “— Countrywide’s Directors and Officers Have Financial Interests in the Merger”.

The foregoing discussion of the information and factors considered by the Countrywide board of directors is not exhaustive, but includes the material factors considered by the Countrywide board of directors. In view of the wide variety of factors considered by the Countrywide board of directors in connection with its evaluation of the merger and the complexity of these matters, the Countrywide board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In reaching its decision to approve and adopt the merger agreement and recommend its approval and adoption by Countrywide stockholders, the Countrywide board of directors was aware that the merger consideration per share in the transaction was substantially less than the net book value per share of Countrywide common stock as of September 30, 2007. In light of all of the other factors considered by the board and described under “— Background of the Merger” and above in this section, in particular the challenging and uncertain mortgage industry conditions that the Countrywide board of directors expected to continue, and the resulting uncertain and volatile valuations of mortgage loans and related assets and expected fourth quarter losses, as well as the resurgence of rumors concerning a potential bankruptcy filing or ratings downgrade and their potentially debilitating effects on the ongoing business, the board did not consider net book value to be a material indicator of the value of Countrywide common stock in the current context. The Countrywide board of directors considered the opinions and analyses of Goldman Sachs and Sandler O’Neill taken as a whole, and in doing so was aware that, for example, with respect to the precedent transactions analysis described under “— Opinion of Countrywide’s Financial Advisors — Precedent Transactions Analysis,” certain of the multiples and ratios calculated for Countrywide and the proposed merger did not fall within the ranges derived for the selected transactions, and determined that the Goldman Sachs and Sandler O’Neill opinions and analyses overall supported its decision to approve and adopt the merger agreement and recommend the merger to the Countrywide stockholders. The Countrywide board of directors evaluated the factors described above, including by asking questions of Countrywide management and Countrywide legal and financial advisors, and reached consensus that the merger was advisable and in the best interests of Countrywide and Countrywide stockholders. In considering the factors described above, individual members of the Countrywide board of directors may have given different weights to different factors.

The Countrywide board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Countrywide and its stockholders. Accordingly, the Countrywide board of directors unanimously approved the merger and approved and adopted the merger agreement and unanimously recommends that Countrywide stockholders vote “FOR” approval and adoption of the merger agreement.

Opinions of Countrywide’s Financial Advisors

Goldman Sachs.  On January 10, 2008, Goldman Sachs rendered its opinion to the board of directors of Countrywide that as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio of 0.1822 shares of Bank of America common stock to be received in respect of each share of Countrywide common stock pursuant to the merger agreement was fair from a financial point of view to the holders of Countrywide common stock.

The full text of the written opinion of Goldman Sachs, dated January 10, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Appendix B. Goldman Sachs provided its opinion for the information and assistance of the Countrywide board of directors in connection with its consideration of the transaction contemplated by the merger agreement. Goldman Sachs’ opinion is not a recommendation as to how any holder of Countrywide common stock should vote with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and annual reports on Form 10-K of Countrywide and Bank of America for the five years ended December 31, 2006;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Countrywide and Bank of America;

•	certain other communications from Countrywide and Bank of America to their respective stockholders;

•	certain publicly available research analyst reports for Countrywide and Bank of America; and

•	certain internal financial analyses and forecasts regarding Countrywide prepared by its management, including certain projected cash flows, including from equity issuances, and certain analyses of Countrywide’s sources of liquidity and its capital adequacy.

Goldman Sachs held discussions with members of the senior managements of Countrywide and Bank of America regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement. Goldman Sachs also held discussions with members of the senior management of Countrywide regarding the past and current business operations, financial condition and future prospects of Countrywide, including their views of the risks and uncertainties of achieving future results. In that regard, Goldman Sachs was informed by members of the senior management of Countrywide that Countrywide had been negatively affected by and continued to have exposure to a number of risks, including deteriorating credit performance of its portfolio assets, significant reductions in the scope of its capital markets business and declining values of portions of its loan and residual interest portfolios. Countrywide advised Goldman Sachs that these exposures had negatively affected recent financial results and that there was a material risk that they would impact Countrywide in the future, which could lead to further ratings downgrades or regulatory actions, or both, which would substantially impair the operations of Countrywide. In addition, members of the senior management of Countrywide advised Goldman Sachs that Countrywide had limited access to the capital markets and that a failure to raise additional capital in the amounts and at the prices assumed by the forecasts for Countrywide would have a material negative effect on the ability of Countrywide to achieve the forecasts as contemplated.

The management of Bank of America did not make available to Goldman Sachs its forecasts of the future financial performance of Bank of America. With the consent of Countrywide, Goldman Sachs’ review of Bank of America was limited to publicly-available information and a discussion with the senior management of Bank of America regarding the past and current business operations, financial condition and future prospects of Bank of America, which included a discussion of publicly available estimates issued by certain research analysts with respect to Bank of America.

In addition, Goldman Sachs reviewed the reported price and trading activity for the Countrywide common stock and Bank of America common stock, compared certain financial and stock market information for Countrywide and Bank of America with similar information for certain other companies the securities of which are publicly-traded, reviewed the financial terms of certain recent business combinations in the banking industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. Goldman Sachs did not review individual credit files, nor did it make an independent evaluation or appraisal of the assets and liabilities (including any derivative claims brought on Countrywide’s behalf against its officers or directors, or any contingent, derivative or off-balance-sheet assets and liabilities) of Countrywide, Bank of America or any of their respective subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, with the consent of Countrywide, Goldman Sachs assumed, with respect to Bank of America, that such allowances are in the aggregate adequate to cover such losses. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Countrywide or Bank of America or on the expected benefits of the transaction contemplated by the merger agreement in any way meaningful to its analysis. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters.

Goldman Sachs’ opinion does not address the underlying business decision of Countrywide to engage in the transaction contemplated by the merger agreement, or the relative merits of the transaction contemplated by the merger agreement as compared to any strategic alternatives that may be available to Countrywide. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Countrywide or any other alternative transaction. Goldman Sachs noted that, pursuant to the terms of the private placement of Countrywide’s 7.25% Series B Non-voting Convertible Preferred Stock to Bank of America in August 2007, Bank of America has the right to match third party proposals to acquire Countrywide. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or the transaction contemplated by the merger agreement, including, without limitation, the fairness of the transaction contemplated by the merger agreement to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Countrywide or Bank of America, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Countrywide or Bank of America, or class of such persons in connection with the transaction contemplated by the merger agreement, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. In addition, Goldman Sachs did not express any opinion as to the prices at which shares of Bank of America common stock will trade at any time. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion, including the recent dislocation in the mortgage market in particular and credit markets generally and the related uncertainty and risk regarding the extent and duration of this dislocation. Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Countrywide, Bank of America and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the merger agreement for their own account and for the accounts of their customers.

Goldman Sachs is acting as financial advisor to Countrywide in connection with the transaction contemplated by the merger agreement. In addition, Goldman Sachs has provided, and is currently providing, certain investment banking and other financial services to Countrywide and its affiliates, including having acted as dealer in various of Countrywide’s unsecured and secured commercial paper programs, as lead or joint bookrunner or co-manager with respect to multiple public offerings of Countrywide’s Medium Term Notes and Global Medium Term Notes, as financial advisor to Countrywide from May 2004 to May 2007, as co-manager with respect to a private placement of Countrywide’s Subordinated Notes (aggregate principal amount of $1,300,000,000) in November 2006, as financial advisor with respect to a private placement of Countrywide’s 7.25% Series B Non-voting Convertible Preferred Stock (aggregate principal amount of $2,000,000,000) to Bank of America in August 2007, and as a participant in certain of Countrywide’s commercial paper backup facilities which were drawn on August 16, 2007 (aggregate principal amount of $11,500,000,000, of which $400,000,000 was funded by one of Goldman Sachs’ affiliates). During the past two years, Goldman Sachs and its affiliates have received aggregate fees from Countrywide and its affiliates for services unrelated to the transaction of approximately $7 million. Goldman Sachs also acted as financial advisor to Bank of America in connection with its merger with FleetBoston Financial Corporation in April 2004. Goldman Sachs also may provide investment banking and other financial services to Countrywide, Bank of America and their respective affiliates in the future in connection with which it may receive compensation. Affiliates of Goldman Sachs also have co-invested with affiliates of Bank of America from time to time and may do so in the future.

Countrywide selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated January 10, 2008, Countrywide engaged Goldman Sachs to act as its financial advisor in connection with the possible transaction with Bank of America. Pursuant to this letter agreement, Goldman Sachs is entitled to receive a fee of $12,750,000, of which $3,000,000 became payable upon execution of the merger agreement and the balance of which is contingent upon consummation of the merger. Countrywide has also agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs against various liabilities, including certain liabilities under the federal securities laws.

Sandler O’Neill.  Pursuant to a letter agreement dated January 9, 2008, Countrywide engaged Sandler O’Neill to act as its financial advisor in connection with a possible transaction with Bank of America. Pursuant to this letter agreement, Sandler O’Neill is entitled to receive a fee of $12,250,000, of which $2,000,000 became payable upon execution of the merger agreement, $1,000,000 became payable when Sandler O’Neill delivered its opinion to the Countrywide board of directors and the balance of which is contingent upon consummation of the merger. For the past two years, Sandler O’Neill received an aggregate of approximately $556,000 in fees for services performed for Countrywide and its affiliates. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Countrywide in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the January 10, 2008 meeting at which Countrywide’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing that, as of such date, the merger consideration was fair to Countrywide’s stockholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached to this document as Appendix C. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Countrywide stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion is directed to Countrywide’s board and speaks only to the fairness from a financial point of view of the merger consideration to Countrywide’s stockholders. It does not address the underlying business decision of Countrywide to engage in the merger or any other aspect of the merger and is not a recommendation to any Countrywide stockholder as to how such stockholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its January 10, 2008 opinion, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of Countrywide that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Bank of America that Sandler O’Neill deemed relevant;

•	consensus earnings per share estimates for Countrywide for the years ending December 31, 2007 and 2008 as published by Institutional Brokerage Estimate Systems (“IBES”) and reviewed with management of Countrywide;

•	internal financial projections for Countrywide for the years ending December 31, 2007 through 2012 as prepared by and discussed with senior management of Countrywide;

•	consensus earnings per share estimates for Bank of America for the years ending December 31, 2007 and 2008 and an estimated long-term growth rate as published by IBES and reviewed with senior management of Bank of America;

•	the pro forma financial impact of the merger on Bank of America based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings as determined by the senior management of Bank of America;

•	the publicly reported historical price and trading activity for Countrywide’s and Bank of America’s common stock, including a comparison of certain financial and stock market information for Countrywide and Bank of America with similar publicly available information for certain other companies the securities of which are publicly traded;

•	the financial terms of certain recent business combinations in the financial services industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Countrywide the business, financial condition, results of operations and prospects of Countrywide, including certain operating, liquidity, regulatory and other financial matters. Sandler O’Neill also held similar discussions with certain members of senior management of Bank of America regarding the business, financial condition, results of operations and prospects of Bank of America.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided by Countrywide and Bank of America or their respective representatives or that was otherwise reviewed by Sandler O’Neill and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of management of Countrywide and Bank of America that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to undertake, and did not undertake, an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets (including any derivative claims brought on Countrywide’s behalf against its officers and directors), the collateral securing assets or the liabilities (contingent or otherwise) of Countrywide or Bank of America or any of their subsidiaries, or the collectibility of any such assets, nor was Sandler O’Neill furnished with any such evaluations or appraisals.

Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Countrywide or Bank of America, nor did Sandler O’Neill review any individual credit files relating to Countrywide or Bank of America. Sandler O’Neill assumed, with Countrywide’s consent, that the respective allowances for loan losses for both Countrywide and Bank of America were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

Sandler O’Neill’s opinion was necessarily based upon financial, economic, market and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis that each party to the merger agreement would perform all of the material covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement had not been waived. Sandler O’Neill also assumed that there had been no material change in Countrywide’s and Bank of America’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that Countrywide and Bank of America would remain as going concerns for all periods relevant to its analyses, and that the merger would qualify as a tax-free reorganization for federal income tax purposes. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee. Sandler O’Neill expressed no opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Countrywide’s officers, directors or employees or class of such persons, relative to the compensation to be received in the merger by any other stockholders of Countrywide. Sandler O’Neill expressed no opinion as to the legal, accounting, and tax advice Countrywide received relating to the merger agreement and the transactions contemplated by the merger agreement.

With respect to anticipated transaction costs, estimates of purchase accounting adjustments and expected cost savings and other information prepared by and/or reviewed with the senior management of Bank of America and used by Sandler O’Neill in its analyses, Bank of America’s management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such management with respect thereto, and Sandler O’Neill assumed that such performances would be achieved. Sandler O’Neill expressed no opinion as to such estimates and projections or the assumptions on which they were based. Those estimates and projections, as well as the other estimates used by Sandler O’Neill in its analysis, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

Financial Analyses of Goldman Sachs and Sandler O’Neill.  The following is a summary of the material financial analyses prepared by Goldman Sachs and Sandler O’Neill in connection with rendering the opinions described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs or Sandler O’Neill, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs or Sandler O’Neill. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of the financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 9, 2008, and is not necessarily indicative of current market conditions.

Situation Overview

Goldman Sachs and Sandler O’Neill reviewed, based on discussions with Countrywide, certain sources of significant financial and operational distress on Countrywide over recent periods, including:

•	significantly worsening credit performance

•	deteriorating conditions in the mortgage market

•	limited access to short term and unsecured sources of funding

•	declining Prime, Alt-A and Subprime originations

•	declining home price forecasts

Goldman Sachs and Sandler O’Neill also reviewed, based on discussions with Countrywide, certain events that contributed to an 89% decline from the historical high trading price of Countrywide common stock, including:

•	earnings shortfalls and subsequent reductions in management guidance, resulting in a reduction of analyst earnings estimates, price targets and ratings

•	Countrywide’s inability to issue commercial paper, resulting in Countrywide’s drawing down on its $11.5 billion credit facility on August 16, 2007, credit ratings downgrades by all three rating agencies on August 16, 2007 and by S&P on October 26, 2007, and the issuance of negative outlooks by rating agencies in October and November of 2007

•	significant incremental loan loss provisions and negative marks-to-market with the potential for continuing value loss in Countrywide’s balance sheet

•	increased liquidity constraints and higher funding costs

•	heightened litigation risk, the risk of additional negative rating agency action and insolvency rumors

In addition, Goldman Sachs and Sandler O’Neill reviewed numerous interrelated challenges identified by Countrywide that could cumulatively result in financial distress to Countrywide, including financial, liquidity and operational constraints, material risk of a ratings downgrade to non-investment grade, increased regulatory pressure, limited access to capital, litigation exposure, and general capital markets disruption. In view of these challenges and the several risks facing Countrywide, as well as the concern that these adverse events and others described above in “Background of the Merger” could continue and worsen, Countrywide management prepared for purposes of the financial analyses a set of illustrative projections for Countrywide for the years ending December 31, 2008 through 2013 that assumed a stress case scenario in which certain of these risks were in fact realized. The key assumptions under this scenario included limited growth in the originations market and diminishing market share for Countrywide, severe declines in housing price appreciation, increasing credit costs for 2008 and 2009, a below investment grade rating for 2008 and 2009 and the loss of all uninsured deposits. For purposes of the Goldman Sachs and Sandler O’Neill financial analysis, it was further assumed that, in the absence of a transaction with Bank of America, Countrywide would require additional capital and the analysis assumed a $1.5 billion common stock rights offering completed at the beginning of 2008 at a fifty percent discount to the then current Countrywide price per share of $5.12. The rights offering assumption was included in the analysis because Countrywide management was of the view that, in the absence of the transaction with Bank of America, it would likely be necessary for Countrywide to raise additional capital in order to maintain its business and that, as noted, any such capital-raising transaction would be on terms that would be highly unfavorable to Countrywide’s existing shareholders. This internal stress case, dated January 9, 2008, which was prepared prior to the public announcement of the merger and has not been updated to take into account subsequent developments, was not prepared with a view towards public dissemination, was prepared in connection with the financial analyses and should not be viewed as indicative of actual future results. We refer to this scenario in this document as the “Stress Case”. Goldman Sachs and Sandler O’Neill utilized the Stress Case in their analyses, including those described below under “— Discounted Cash Flow Analysis — Countrywide”, because of the view of management and the board of directors of Countrywide that neither the publicly available analyst estimates nor management’s prior estimates fully reflected the rapidly changing state of the market and continuing significant uncertainty and disruption in the mortgage industry generally and in Countrywide’s operations specifically, including the significant worsening of conditions that accelerated in January of 2008. Among other things, these prior estimates generally reflected the assumption that Countrywide’s fourth quarter of 2007 would be profitable and that Countrywide would continue to retain its investment-grade ratings. By January 10, 2008, however, management had concluded (and the board of directors was advised) that, due to continuing deterioration in real estate market and other conditions, Countrywide would likely experience a loss for the fourth quarter of 2007 and that, in the absence of a transaction with Bank of America, there was a substantial likelihood that Countrywide would suffer one or more rating agency downgrades to “non-investment-grade” status. The Stress Case also took into consideration the fact that certain of the risks discussed above, such as the risk of a ratings agency downgrade to “non-investment-grade” status, could, if realized, trigger the realization of other risks, such as a significant worsening of funding costs, the loss of uninsured deposits and the need to engage in a likely capital raising transaction involving substantial dilution to shareholders. The Stress Case was intended to reflect, based on the various assumptions listed above, the anticipated adverse impact on the mortgage industry and financial markets generally, and Countrywide’s operations specifically, which, if realized, would result in adverse business, legal and regulatory conditions and negatively impacted financial results.

Transaction Multiples Analysis

Based upon the exchange ratio and the $38.74 closing market price of Bank of America common stock on January 9, 2008, Goldman Sachs and Sandler O’Neill calculated that each share of Countrywide common stock would be converted into Bank of America common stock with an implied market value of $7.06, representing a premium of 37.9% to the closing price of $5.12 of Countrywide common stock on January 9, 2008. Goldman Sachs and Sandler O’Neill also calculated the following multiples and percentage resulting from the implied value of the merger consideration:

•	implied price as a multiple of Countrywide’s estimated earnings per share, or EPS, for 2007, 2008 and 2009 based on median IBES estimates;

•	implied price as a multiple of Countrywide’s estimated EPS for 2007 based on the actual earnings for the first three quarters of 2007 and management’s estimated EPS for the fourth quarter of 2007;

•	implied price as a multiple of the Stress Case 2008 and 2009 EPS; and

•	implied price as a percentage of Countrywide’s tangible common equity as of September 30, 2007.

The results of these analyses are summarized as follows:

		Price as
	Amount	Multiple/Percentage

2007 Estimated EPS
IBES	$(1.12)	NM
Management	$(1.35)	NM
2008 Estimated EPS
IBES	$1.55	4.6	x
Stress Case	$(0.76)	NM
2009 Estimated EPS
IBES	$2.64	2.7	x
Stress Case	$0.73	9.7	x
Tangible Common Equity
September 30, 2007	$22.87	31%

Total Return Analysis — Countrywide

Goldman Sachs and Sandler O’Neill reviewed the total returns (including reinvestment of dividends) of Countrywide common stock, the Standard & Poor’s 500 Index and the common stock of the following selected banks for each of the periods beginning June 30, 2007, September 30, 2007, December 9, 2007 and January 2, 2008:

•	Washington Mutual, Inc.

•	Thornburg Mortgage, Inc.

•	PHH Corporation

•	Downey Financial Corp.

•	IndyMac Bancorp, Inc.

•	Flagstar Bancorp, Inc.

Although none of the selected banks is directly comparable to Countrywide, the banks included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Countrywide.

The results of these analyses are summarized as follows:

	Countrywide	S&P 500 Index	Range of Selected Banks

Total Return Since
6/30/2007	(85.7)%	(5.3)%	(83.2)% - (47.4)%
9/30/2007	(72.8)%	(7.2)%	(79.7)% - (29.9)%
12/9/2007	(55.6)%	(6.2)%	(44.0)% - (20.4)%
1/2/2008	(43.1)%	(2.6)%	(27.5)% - (4.0)%

Selected Companies Analysis — Countrywide

Goldman Sachs and Sandler O’Neill reviewed and compared certain financial information for Countrywide to corresponding financial information, ratios and public market multiples for the selected banks described under the “Total Return Analysis — Countrywide” above.

The multiples and ratios of the selected banks were based on market data as of January 9, 2008, financial data as of or for the period ended September 30, 2007 with no adjustments made for pending acquisitions and information obtained from SNL Financial. The multiples and ratios of Countrywide were calculated using both median IBES estimates and the Stress Case estimates. With respect to the selected banks and Countrywide, Goldman Sachs and Sandler O’Neill calculated:

•	price as a percentage of tangible book value;

•	price as a multiple of median IBES and Stress Case EPS for 2008 and 2009;

•	price as a percentage of 52-week high and low share prices;

•	dividend yield;

•	the ratio of tangible equity to tangible assets (referred to as TE/TA);

•	return on average equity for the last twelve months (referred to as LTM ROAE);

•	return on average assets for the last twelve months (referred to as LTM ROAA); and

•	net interest margin for the last twelve months (referred to as LTM NIM).

The results of these analyses are summarized as follows:

Countrywide	Selected Banks
IBES	Stress Case	Range	Median

Price as % of Tangible Book Value	23%	23%	21% - 87%	57%
Price/Estimated ’08 EPS	3.3	x	NM	7.9x - 15.7x	9.6	x
Price/Estimated ’09 EPS	1.9	x	7.0	x	3.7x - 13.9x	8.1	x
Price as % of 52-Week High	11.3%	11.3%	10.7% - 52.1%	32.6%
Price as % of 52-Week Low	115.6%	115.6%	106.3% - 119.0%	113.2%
Dividend Yield	11.72%	0.00%	0.00% - 21.28%	4.17%
TE/TA	7.29%	7.29%	4.40% - 14.21%	5.57%
LTM ROAE	2.3%	2.3%	(35.2)% - 11.5%	(0.9)%
LTM ROAA	0.16%	0.16%	(1.64)% - 0.87%	(0.05)%
LTM NIM	1.62%	1.62%	(3.20)% - 3.10%	1.60%

Precedent Transactions Analysis

Goldman Sachs and Sandler O’Neill analyzed certain publicly available financial information relating to 12 selected transactions involving the acquisition of mortgage lenders announced during the period from May 2005 through June 2007. The following is a list of those specified transactions:

Acquiror / Seller

•	Lone Star Funds / Accredited Home Lenders
•	C-BASS / Fieldstone Investment Corp.
•	Barclays PLC / EquiFirst Corporation
•	Merrill Lynch & Co. / First Franklin
•	Morgan Stanley / Saxon Capital Inc.
•	Deutsche Bank AG / MortgageIT Holdings Inc.
•	RAIT Investment Trust / Taberna Realty Finance Trust
•	Accredited Home Lenders / Aames Investment Corp.
•	Fortress Investment Group LLC / Centex Corp.
•	Wachovia Corp. / AmNet Mortgage Inc.
•	Popular Inc. / E-LOAN Inc.
•	New Century Financial Corp. / RBC Mortgage Company

While none of the transactions included in the precedent transactions analysis are directly comparable to the proposed merger, Goldman Sachs and Sandler O’Neill selected these transactions because each of the target companies in the selected transactions were involved in the mortgage lending business.

For the selected transactions, Goldman Sachs and Sandler O’Neill reviewed, to the extent available:

•	the multiple of the implied transaction price to the estimated earnings of the target for the fiscal year following the year in which the transaction was announced (FY1);

•	the ratios of the implied transaction price to each of the stated common equity and the tangible common equity of the target, in each case based on the last publicly available financial statements of the target available prior to the announcement of the transaction; and

•	the premium represented by the implied transaction price to the closing price per share of common stock of the target one trading day prior to the announcement of the transaction.

The results of these analyses are summarized as follows:

	High		Median		Low

Price/FY1 Earnings	18.5	x	10.4	x	8.0	x
Price/Stated Common Equity	312%		112%		44%
Price/Tangible Common Equity	313%		123%		44%
Premium (discount)/Market (1 day prior to announcement)	47.1%		5.4%		(14.6)%

Discounted Cash Flow Analysis — Countrywide

Goldman Sachs and Sandler O’Neill performed two illustrative discounted cash flow analyses to determine ranges of implied present values per share of Countrywide common stock. The illustrative terminal values were based upon multiples of share price to Stress Case earnings for 2009 and 2013, respectively. Goldman Sachs and Sandler O’Neill used discount rates ranging from 14% to 18%, reflecting estimates of Countrywide’s weighted average cost of equity, Stress Case forecasts of Countrywide earnings per share, and terminal forward earnings multiples ranging from 4.0x to 9.0x.

Goldman Sachs and Sandler O’Neill assumed that the conversion price of Countrywide’s 7.25% Series B Non-voting Convertible Preferred Stock would be reduced to $13.47 per share as a result of the rights offering described under “— Situation Overview” above. These analyses resulted in a range of implied present value per share of Countrywide common stock of $1.37 to $5.08 based on Stress Case earnings for 2009, and a range of $3.07 to $9.06 based on Stress Case earnings for 2013.

Using the same set of discount rates, terminal multiples and earnings, but assuming an issuance of Countrywide 10.0% convertible preferred stock with an aggregate principal amount of $1.5 billion and an assumed conversion price of $5.12 per share rather than the rights offering assumption described under “— Situation Overview,” Goldman Sachs and Sandler O’Neill performed similar illustrative discounted cash flow analyses to determine ranges of implied present values per share of Countrywide common stock. In calculating the implied present values per share of Countrywide common stock, Goldman Sachs and Sandler O’Neill took into account the number of shares of common stock into which the newly issued convertible preferred stock described above would be convertible when the implied value per share was above $5.12. These analyses resulted in a range of implied present value per share of Countrywide common stock of $0.57 to $6.79 based on Stress Case earnings for 2009, and a range of $4.10 to $12.11 based on Stress Case earnings for 2013.

Selected Companies Analysis — Bank of America

Goldman Sachs and Sandler O’Neill reviewed and compared certain financial information for Bank of America to corresponding financial information, ratios and public market multiples for the following publicly traded banks:

•	Citigroup Inc.

•	JPMorgan Chase & Co.

•	Wells Fargo & Co.

•	Wachovia Corp.

•	U.S. Bancorp

Although none of the selected banks is directly comparable to Bank of America, the banks included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Bank of America.

The multiples and ratios of Bank of America and the selected banks were based on market data as of January 9, 2008, financial data as of or for the period ended September 30, 2007 with no adjustments made for pending acquisitions and information obtained from SNL Financial. With respect to the selected banks and Bank of America, Goldman Sachs and Sandler O’Neill calculated:

•	price as a percentage of the tangible book value;

•	price as a multiple of median IBES estimated earnings per share for 2007, 2008 and 2009;

•	price as a percentage of 52-week high and low share prices;

•	dividend yield;

•	ratio of tangible equity to tangible assets (referred to as TE/TA);

•	return on average equity for the last twelve months (referred to as LTM ROAE);

•	the return on average assets for the last twelve months (referred to as LTM ROAA);

•	net interest margin for the last twelve months (referred to as LTM NIM); and

•	last twelve month efficiency ratio (referred to as LTM Efficiency).

The results of these analyses are summarized as follows:

	Bank of		Selected Banks
	America		Range	Median

Price as % of Tangible Book Value	272%		176% - 477%	223%
Price/Estimated ’07 EPS	11.1	x	9.0x - 18.0x	11.3	x
Price/Estimated ’08 EPS	8.7	x	7.4x - 10.5x	8.9	x
Price/Estimated ’09 EPS	7.9	x	6.8x - 9.8x	8.1	x
Price as % of 52-Week High	71.5%		49.5% - 78.8%	71.2%
Price as % of 52-Week Low	103.5%		103.7% - 105.4%	104.5%
Dividend Yield	6.61%		3.78% - 7.86%	5.86%
TE/TA	4.42%		3.38% - 6.55%	4.94%
LTM ROAE	14.9%		12.3% - 21.8%	15.2%
LTM ROAA	1.30%		0.90% - 2.07%	1.21%
LTM NIM	2.64%		2.38% - 4.82%	3.00%
LTM Efficiency	50.4%		43.9% - 65.8%	58.2%

Total Return Analysis — Bank of America

Goldman Sachs and Sandler O’Neill reviewed the total returns (including reinvestment of dividends) of the Bank of America common stock, the Standard & Poor’s Bank Index and the common stock of the five selected banks described under the “Selected Companies Analysis — Bank of America” above for each of the one, three and five-year periods ending January 9, 2008. Goldman Sachs and Sandler O’Neill also reviewed the total returns (including reinvestment of cash dividends) of the Bank of America common stock and the common stock of the selected banks for the 10 year period ending January 9, 2008.

The results of these analyses are summarized as follows:

	Bank of		Median of
	America	S&P Bank Index	Selected Banks

Total Return
1 Year	(24.6)%	(40.5)%	(22.7)%
3 Years	(2.0)%	(35.1)%	(5.9)%
5 Years	33.4%	(17.2)%	30.1%
10 Years	83.4%		59.6%

Discounted Cash Flow Analysis — Bank of America

Goldman Sachs and Sandler O’Neill performed an illustrative discounted cash flow analysis to determine a range of implied present values per share of Bank of America common stock. The illustrative terminal values were based upon multiples of share price to estimated earnings for 2013. Goldman Sachs and Sandler O’Neill used discount rates ranging from 9% to 12%, reflecting estimates of Bank of America’s weighted average cost of equity, forecasts of Bank of America earnings per share based on median IBES estimates for 2008, grown by the median IBES long-term growth rate of 7.5% thereafter, a ratio of tangible common equity to tangible assets of 4.3%, a dividend payout ratio of 46.0% and terminal earnings multiples ranging from 8.0x to 13.0x. This analysis resulted in a range of implied present value of $42.60 to $68.79 per share of Bank of America common stock (which, based on the exchange ratio in the merger of 0.1822, would result in a range of implied present value of the merger consideration of approximately $7.76 to $12.53 per share of Countrywide common stock).

Using the same set of projections, Goldman Sachs and Sandler O’Neill performed a sensitivity analysis to analyze the effect of a decrease in Bank of America’s 2013 earnings by 5% to 25% assuming a constant terminal multiple of 10.1x. This analysis resulted in a range of implied present value of $41.06 to $56.78 per share of Bank of America common stock (which, based on the exchange ratio in the merger of 0.1822 per share of Countrywide, would result in a range of implied present value of the merger consideration of approximately $7.48 to $10.35 per share of Countrywide common stock).

Pro Forma Analysis

Goldman Sachs and Sandler O’Neill prepared an illustrative pro forma analysis of the potential financial impact of the merger on Bank of America assuming a closing date of July 1, 2008 and using the estimated cost savings synergies and restructuring charges expected by Bank of America management to result from the merger as well as earnings estimates for Countrywide on a standalone basis prepared by Bank of America management, taking into account an assumed issuance of $2.0 billion of preferred stock with an effective dividend of 6.5% on an after-tax basis and an assumed annual dividend for Bank of America of $2.56 per share. This analysis indicated that the merger would be neutral to slightly dilutive to Bank of America in 2008 and accretive in 2009.

The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the process underlying the opinions of Goldman Sachs and Sandler O’Neill. In arriving at their fairness determinations, Goldman Sachs and Sandler O’Neill considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it. For example, with respect to the precedent transactions analysis described above, Goldman Sachs and Sandler O’Neill noted that certain of the multiples and ratios calculated for Countrywide and the proposed merger did not fall within the ranges derived for the selected transactions. They also noted, however, that the selected transactions were announced prior to the severe disruptions in the mortgage and capital markets beginning in August 2007, that a number of the precedent transactions did not have publicly-available multiples and that certain of the other merger ratios were within the ranges of the precedent transactions. Goldman Sachs and Sandler O’Neill made their determinations as to fairness on the basis of their experience and professional judgment after considering the results of all the analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Countrywide, Bank of America or the contemplated merger.

Goldman Sachs and Sandler O’Neill prepared these analyses for the purposes of providing their opinions to the Countrywide board of directors as to the fairness from a financial point of view to the holders of Countrywide common stock of the exchange ratio of 0.1822 shares of Bank of America common stock to be received for each share of Countrywide common stock pursuant to the merger agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Accordingly, these analyses do not necessarily reflect the value of Countrywide’s common stock or Bank of America’s common stock or the prices at which Countrywide’s or Bank of America’s common stock may be sold at any time. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events, including industry performance, business and economic conditions and various other matters, beyond the control of the parties or their respective advisors, none of Countrywide, Bank of America, Goldman Sachs, Sandler O’Neill or any other person assumes responsibility if future results are materially different from those forecast.

As described above, the opinions of Goldman Sachs and Sandler O’Neill to the Countrywide board of directors were two of a number of factors taken into consideration by the Countrywide board of directors in making its determination to approve the merger agreement and should not be viewed as determinative of the decision of Countrywide’s board or management with respect to the merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs and Sandler O’Neill in connection with the opinions and is qualified in its entirety by reference to the written opinions of Goldman Sachs and Sandler O’Neill attached as Appendix B and Appendix C to this document, respectively.

The merger consideration was determined through arms-length negotiations between Countrywide and Bank of America and was approved by Countrywide’s board of directors. Goldman Sachs and Sandler O’Neill provided advice to Countrywide during these negotiations. Goldman Sachs and Sandler O’Neill did not, however, recommend any specific amount of consideration to Countrywide or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

The forward-looking financial information regarding Countrywide described above, including the Stress Case numbers, was prepared by Countrywide management and is the responsibility of Countrywide management. Neither Countrywide’s nor Bank of America’s independent auditors have compiled, examined, or performed any procedures with respect to this forward-looking financial information, nor have they expressed any opinion or any other form of assurance with respect thereto.

Bank of America’s Reasons for the Merger

Bank of America’s reasons for entering into the merger agreement include:

•	Bank of America’s understanding of the current environment in the financial services business, including the current outlook for the mortgage industry;

•	Bank of America’s assessment of Countrywide’s business, assets, liability and business relationships;

•	the unique opportunity presented to gain Countrywide’s scale and management expertise in the mortgage industry; and

•	the opportunity to acquire Countrywide’s mortgage technology platform, including its extensive retail, wholesale and correspondent networks.

Board of Directors and Management of Bank of America Following Completion of the Merger

Upon completion of the merger, the current directors and officers of Bank of America are expected to continue in their current positions. Information about the current Bank of America directors and executive officers can be found in the documents listed under the heading “Bank of America SEC Filings” in the section entitled “Where You Can Find More Information” on page 80.

Public Trading Markets

Bank of America common stock trades on the NYSE under the symbol “BAC.” Bank of America common stock is also listed on the London Stock Exchange, and certain shares are listed on the Tokyo Stock Exchange. Countrywide common stock trades on the NYSE under the symbol “CFC.” Upon completion of the merger, Countrywide common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended. The newly issued Bank of America common stock issuable pursuant to the merger agreement will be listed on the NYSE.

The shares of Bank of America common stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act, except for shares issued to any stockholder who may be deemed to be an affiliate of Countrywide, as discussed in “The Merger Agreement — Resales of Bank of America Stock by Affiliates” on page 70.

Bank of America’s Dividend Policy

Bank of America currently pays a quarterly dividend of $0.64 per share. The Bank of America board of directors may change this dividend policy at any time, and the payment of dividends by financial holding companies is generally subject to legal and regulatory limitations.

Countrywide Stockholders Do Not Have Dissenters’ Appraisal Rights in the Merger

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the Delaware General Corporation Law. As a result of one of these exceptions, the holders of Countrywide common stock are not entitled to appraisal rights in the merger.

Regulatory Approvals Required for the Merger

Bank of America and Countrywide have each agreed to use reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approvals from the Federal Reserve Board, state mortgage banking and insurance authorities, and various other federal, state and foreign regulatory authorities. Bank of America and Countrywide have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.

Federal Reserve Board.  The merger is subject to approval by the Federal Reserve Board pursuant to Section 4 of the Bank Holding Company Act of 1956. Bank of America filed the required notification with the Federal Reserve Board for approval of the merger on February 15, 2008.

In order to approve the merger, the Federal Reserve Board must determine that the merger can reasonably be expected to produce benefits to the public that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. As part of its evaluation of a proposal under these public interest factors, the Federal Reserve Board reviews the financial and managerial resources of Bank of America and Countrywide, the effect of the proposal on competition in the relevant markets, the record of the insured depository institution subsidiaries of Bank of America and Countrywide under the Community Reinvestment Act and other public interest factors. Each of the depository institution subsidiaries of Bank of America and Countrywide has received either an outstanding or a satisfactory rating in its most recent Community Reinvestment Act performance evaluation from its federal regulator. The Federal Reserve Board’s review of these factors affects both its decision on the merger and the timing of that decision, as well as any conditions that might be imposed.

The Federal Reserve Board furnished a copy of the notification for approval of the merger to the Office of Thrift Supervision, which has 30 days to submit its views and recommendations to the Federal Reserve

Board. A copy of the notice also was provided to the United States Department of Justice, or “DOJ,” and the Federal Trade Commission, or “FTC,” which will review the merger for adverse effects on competition. Furthermore, the Bank Holding Company Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, the notification submitted by Bank of America for approval of the merger, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve Board determines that a hearing or meeting would be appropriate. The Federal Reserve Board published notification in the Federal Register on March 3, 2008. The Federal Reserve Board held public hearings on the notification submitted by Bank of America for approval of the merger in Chicago on April 22, 2008 and in Los Angeles on April 28-29, 2008. Any hearing, meeting or comments provided by third parties could prolong the period during which the notification is under review by the Federal Reserve Board.

Department of Justice, Federal Trade Commission and Other Antitrust Authorities.  Because the merger involves activities that are not subject to review by the Federal Reserve Board under Section 4 of the Bank Holding Company Act, it is partially subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the “HSR Act.” The HSR Act and related rules prohibit the completion of transactions such as the merger unless the parties notify the FTC and the DOJ in advance. Bank of America and Countrywide filed the requisite HSR Act notification forms on February 25, 2008. The HSR Act further provides that a transaction or portion of a transaction that is notifiable under the Act, such as the merger, may not be consummated until the expiration of a 30 calendar-day waiting period, or the early termination of that waiting period, following the parties’ filing of their respective HSR Act notification forms. If the DOJ or the FTC issues a Request for Additional Information and Documentary Material prior to the expiration of the waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the request for information, unless the waiting period is terminated earlier or extended with the consent of the parties.

At any time before or after the acquisition is completed, either the DOJ or FTC could take action under the antitrust laws in opposition to the merger, including seeking to enjoin the acquisition or seeking divestiture of substantial assets of Bank of America or Countrywide or their subsidiaries. Private parties also may seek to take legal action under the antitrust laws under some circumstances. Based upon an examination of information available relating to the businesses in which the companies are engaged, Bank of America and Countrywide believe that the completion of the merger will not violate U.S. antitrust laws. However, Bank of America and Countrywide can give no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that Bank of America and Countrywide will prevail.

In addition, the merger may be reviewed by the state attorneys general in the various states in which Bank of America and Countrywide operate. While Bank of America and Countrywide believe there are substantial arguments to the contrary, these authorities may claim that there is authority, under the applicable state and federal antitrust laws and regulations, to investigate and/or disapprove the merger under the circumstances and based upon the review set forth in applicable state laws and regulations. There can be no assurance that one or more state attorneys general will not attempt to file an antitrust action to challenge the merger.

Other Requisite Approvals, Notices and Consents.  Notifications and/or applications requesting approval must be submitted to various state regulatory authorities and self-regulatory organizations in connection with the change in control of certain businesses that are controlled by Countrywide. Notifications and/or applications requesting approval must be submitted to certain state mortgage banking and insurance authorities in connection with the change in control of Countrywide’s licensed mortgage and insurance businesses. In addition, the change in control of Countrywide’s registered broker-dealer subsidiaries is subject to review by the Financial Industry Regulatory Authority, or “FINRA”. Bank of America and Countrywide have filed and submitted, or will shortly file and submit, all applications and notices required to be submitted to obtain these approvals and provide these notices.

Certain Foreign Approvals.  Approvals also will be required from, and notices must be submitted to, certain foreign regulatory authorities in connection with the merger and the change in ownership of certain businesses that are controlled by Countrywide abroad. Bank of America and Countrywide have filed, or will shortly file, all applications and notices required to be submitted to obtain these approvals and any other approvals that may be required to complete the merger.

Timing.  We cannot assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. We also cannot assure you that the DOJ, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Bank of America and Countrywide believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on Bank of America or Countrywide. The parties’ obligation to complete the merger is conditioned upon the receipt of all required regulatory approvals. Bank of America is not required to agree to conditions or restrictions that would have a material adverse effect on either Countrywide or Bank of America, measured on a scale relative to Countrywide.

We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Litigation Relating to the Merger

Several actions are pending in Delaware and California state and federal courts relating to the merger. Three such actions were filed in Delaware Chancery Court. On February 19, the Delaware Chancery Court consolidated those actions, and on February 25, lead plaintiffs filed a consolidated verified class action complaint against Countrywide, its directors, and Bank of America on behalf of a putative Countrywide stockholder class (the “Consolidated Delaware Action”). In re Countrywide Corp. S’holders Litig., Consol. C.A. No. 3464-VCN (Del. Ch.). The complaint in the Consolidated Delaware Action alleges that Countrywide’s directors breached their fiduciary duties of loyalty, good faith, due care, and candor in agreeing to the merger. Specifically, it alleges that the directors have discouraged competing bids by (i) granting Bank of America in connection with its $2 billion investment in a Countrywide non-voting convertible preferred security the right to match any acquisition offers for Countrywide, and (ii) agreeing to pay Bank of America $160 million if the merger were not to close in certain circumstances. It also alleges that the merger price is inadequate because (i) Countrywide’s financial condition and general market conditions have allegedly improved since the merger agreement was executed, and (ii) it allegedly does not include the value (estimated by plaintiffs to be worth approximately $2 billion) of pending derivative claims against current and former Countrywide directors and officers (described below), the merger’s synergies, and the merger’s alleged benefit to Bank of America of allowing it to hold more than 10% of U.S. banking deposits nationwide. Plaintiffs allege that the directors agreed to the inadequate price to receive (a) indemnification that would allegedly protect them from liability on the existing derivative claims, and (b) allegedly large severance payments.

The complaint in the Consolidated Delaware Action also alleges that the directors filed a false and misleading S-4 registration statement on February 13, 2008 (the “Preliminary S-4”), that allegedly does not disclose (1) the Countrywide directors’ view as to whether Bank of America’s August 2007 investment in Countrywide affected the market for potential bidders; (2) the Countrywide directors’ view on their potential liability in the pending derivative litigation; (3) that the fairness opinions that Countrywide’s financial advisors provided to Countrywide’s board are allegedly outdated because of Countrywide’s improving financial condition and improving market conditions generally; (4) that the fairness opinions allegedly do not consider the derivative claims’ value, the merger’s synergies, or the positive developments in the mortgage market since January 10, 2008; (5) whether Countrywide’s financial advisors performed a “premiums analysis” or “precedent transaction analysis” based on comparable-company transactions, which would allegedly show the merger consideration’s inadequacy, as opposed to their allegedly misleading “transactions multiple analysis,” which calculated the transaction premium based on Countrywide’s stock price when it was allegedly severely depressed by anonymous bankruptcy rumors; and (6) Countrywide management’s projections (other than the “stress case” scenario) on which its financial advisors relied, specifically whether management prepared or gave (or why it did not prepare or give) its advisors any “base-case” or “upside” projections against which to evaluate the merger consideration’s fairness. In that regard, the complaint alleges that the Preliminary S-4 failed to disclose that the fairness opinions are largely based on unduly pessimistic “stress case” projections for Countrywide and does not present the range of values that would result from the use of a more optimistic set of projections. The complaint alleges that Countrywide’s financial advisors wrongfully used the “stress case” projections to justify their fairness opinions to Countrywide’s board. Plaintiffs seek (w) to require Countrywide’s directors to undertake a process that will maximize stockholder value, (x) to enjoin the Countrywide stockholders’ vote on the merger until that process is completed and complete disclosure is made, (y) unspecified damages caused by the defendants’ alleged conduct, and (z) payment of reasonable attorneys’ fees and expenses.

On February 25, 2008, the plaintiffs in the Consolidated Delaware Action filed a motion for expedited proceedings. On February 29, the Delaware Chancery Court entered a scheduling order agreed upon by the parties that provides for expedited discovery and briefing and a hearing on plaintiffs’ motion for a preliminary injunction on May 20, 2008. On April 2, the court entered an amended scheduling order agreed upon by the parties rescheduling the hearing on plaintiffs’ motion for a preliminary injunction for June 5, 2008.

On May 13, 2008, the plaintiffs filed a motion to preliminarily enjoin the Countrywide shareholders’ vote on the merger until Countrywide and Bank of America make additional disclosures that plaintiffs contend are necessary to remedy the S-4’s allegedly false and misleading statements, including, among other things, additional disclosures concerning the Background of the Merger and the Opinions of the Financial Advisors.

On May 27, 2008, the parties executed a Memorandum of Understanding (“MOU”) that contains the terms on which they agreed in principle to settle the Consolidated Delaware Action. Under the terms of the MOU, the defendants agreed to make additional disclosures in this document as set forth in “The Merger — Background of the Merger” and “Opinions of Countrywide’s Financial Advisors”, and the plaintiffs agreed to withdraw their motion for a preliminary injunction. The parties also jointly agreed to prepare and present for the Court’s approval a formal stipulation of settlement that would, among other things, (i) request for settlement purposes the conditional certification of the Consolidated Delaware Action as a class action on behalf of all Countrywide common stockholders from August 21, 2007 through the merger’s consummation, and (ii) provide for the dismissal with prejudice of the Consolidated Delaware Action. The stipulation would further provide for the release of, among other things, all claims that the plaintiffs asserted or could have asserted against the defendants relating to the merger or the August 2007 investment agreement, but the release would exclude federal securities and ERISA claims not related to the merger or the August 2007 investment agreement, as well as the derivative claims brought on Countrywide’s behalf in (i) In re Countrywide Fin. Corp. Deriv. Litig., Lead Case No. 07-CV-06923-MRP (MANx) (C.D. Cal.); (ii) In re Countrywide Fin. Corp. S’holder Deriv. Litig., Lead Case No. BC375275 (Cal. Super. Ct.); and (iii) In re Countrywide Fin. Corp. Deriv. Litig., Case No. 07-cv-00372 (D. Del.), to the extent the claims in subpart (iii) are not related to the merger, the August 2007 investment agreement, this document, or any related disclosures. The parties further agreed in the MOU that (i) they will more fully describe the proposed settlement terms in a court-approved notice of settlement that will be distributed to the proposed class members; (ii) the settlement is not to be construed as an admission of any matter; and (iii) any award of plaintiffs’ counsel’s fees and expenses shall be determined by the Court or by the parties’ agreement, subject to the Court’s approval. The settlement reflected in the MOU is conditioned upon the Court’s approval of the formal stipulation of settlement and its entry of a final order and judgment dismissing the Consolidated Delaware Action with prejudice.

Five actions relating to the merger are pending in California state and federal courts. First, on February 15, 2008, the lead Countrywide stockholder plaintiffs in an existing derivative action against current and former Countrywide directors and officers filed an amended complaint in the U.S. District Court for the Central District of California (the “California Federal Court”) that asserts both derivative and class-action claims. The derivative claims against Angelo R. Mozilo, David Sambol, Jeffrey M. Cunningham, Robert J. Donato, Martin R. Melone, Robert T. Parry, Oscar P. Robertson, Keith P. Russell, Harley W. Snyder, Henry G. Cisneros,

Michael E. Dougherty, Stanford L. Kurland, Carlos M. Garcia and Eric P. Sieracki allege (i) breaches of their fiduciary duties, (ii) gross mismanagement, (iii) corporate waste, (iv) insider trading under Cal. Corp. Code § 25402 and Section 20A of the Securities Exchange Act of 1934 (the “Exchange Act”), (v) aiding and abetting breaches of fiduciary duty, (vi) violations of Exchange Act Section 10(b) and Rule 10b-5, (vii) violations of Exchange Act Section 20(a) as “controlling persons,” and (viii) violations of Exchange Act Section 14(a) and Rule 14a-9 for making allegedly false or misleading proxy-statement disclosures. The claims on behalf of a putative Countrywide stockholder class against Countrywide’s current directors and Bank of America allege that (a) the directors breached their fiduciary duties in agreeing to the merger and made false or misleading disclosures in the registration statement of which this document is a part; and (b) Bank of America aided and abetted the Countrywide directors’ breaches of fiduciary duty. In re Countrywide Fin. Corp. Deriv. Litig., Lead Case No. 07-CV-06923 - MRP (C.D. Cal.) (the “Arkansas Teachers Action”).

Specifically, the complaint in the Arkansas Teachers Action alleges that the directors agreed to the merger at an inadequate price because they would allegedly receive indemnification from liability on plaintiffs’ existing derivative claims. The derivative claims, in turn, are based on the directors’ alleged mismanagement and sales of their Countrywide shares. In that regard, plaintiffs allege that the Countrywide defendants (i) allowed Countrywide to shift its lending practices to include subprime loans, without making adequate loan-loss reserves; (ii) inadequately controlled Countrywide’s underwriting and credit-risk-exposure policies and practices; (iii) allowed Countrywide to file financial statements that were artificially inflated by understated loan-loss reserves, overstated loan-asset valuations, and ineffective hedges against mortgage-rate volatility that affected the value of Countrywide’s mortgage-servicing rights and loans held for sale; (iv) compensated Mozilo and other senior executives disproportionately to Countrywide’s performance; (v) permitted defendant Mozilo to alter his 10b5-1 plan that allowed him to sell his Countrywide shares; (vi) sold approximately $850 million of their Countrywide shares based on material, nonpublic information about Countrywide’s deteriorating financial condition; and (vii) initiated a share-repurchase program under which several defendants sold their shares to Countrywide at artificially inflated prices. Plaintiffs allege that the consideration in the merger agreement does not incorporate the value to Countrywide of these derivative claims against its current and former officers and directors, and that neither Countrywide’s current directors nor its financial advisors considered the derivative claims’ value (if any) in, respectively, determining whether to approve the merger or forming their opinions regarding the fairness of the exchange ratio in the merger. Plaintiffs also allege that the merger would extinguish the derivative claims. Accordingly, plaintiffs request that the Court place the derivative claims in a constructive trust for the benefit of Countrywide’s stockholders, or in the alternative, assign the claims to Countrywide’s stockholders or enjoin the proposed merger and stockholder vote until the claims are resolved.

Plaintiffs in the Arkansas Teachers Action also allege that Countrywide’s directors were conflicted when they approved the merger, which, plaintiffs assert, offers “no premium” to Countrywide stockholders. Plaintiffs allege that these conflicts include the alleged benefit to Countrywide directors, upon completion of the merger, from the potential extinguishment of the derivative claims against them and from their receipt of “millions in change-in-control premiums.”

In addition, plaintiffs’ class-action claims in the Arkansas Teachers Action allege that the Countrywide board breached its fiduciary duties by agreeing to the following terms in the merger agreement that allegedly discourage competing bids: (i) a “no-shop” clause that allegedly prevents Countrywide from soliciting other bids, (ii) a “no-talk” clause that allegedly prevents Countrywide from negotiating or discussing any competing proposals, (iii) a provision that requires Countrywide to submit the merger agreement to its stockholders’ vote, and (iv) a termination-fee provision that requires Countrywide to pay Bank of America $160 million if the merger were not to close in certain circumstances. Plaintiffs also allege that the registration statement of which this document is a part is misleading because it allegedly does not disclose that (a) the merger’s exchange ratio is based on Countrywide’s value after its share price fell following the disclosure of the Countrywide defendants’ alleged misconduct; (b) Countrywide did not provide its financial advisors with information to value the derivative claims; and (c) the merger consideration is artificially low because Countrywide’s directors and Bank of America “have attempted to structure a transaction that they hope will not just deprive Lead Plaintiffs of ’standing’ to prosecute the claims, but to eliminate the Individual Defendants’ liability on those claims entirely.” In addition to the relief described above regarding the merger and the derivative claims, the complaint also seeks (1) disgorgement of the Countrywide defendants’ stock-sale proceeds in an unspecified amount but including more than $848 million from sales between 2004 and 2008; (2) restitution of the Countrywide defendants’ compensation obtained from their alleged wrongful conduct, in an unspecified amount but including compensation under Countrywide’s 2005 Annual Incentive Plan and 2006 Equity Incentive Plan; (3) rescission of the 2005 Annual Incentive Plan and 2006 Equity Incentive Plan; (4) disgorgement of the director defendants’ 2005-2007 compensation in an unspecified amount; (5) cancellation of the 2005-2007 stockholder votes electing the director defendants; and (6) payment of reasonable attorneys’ fees and expenses.

On February 15, 2008, plaintiffs in the Arkansas Teachers Action moved for expedited discovery and for a constructive trust and preliminary injunction or, in the alternative a trial on their claims in advance of the completion of the proposed merger. In their motion, plaintiffs asked the California Federal Court to place their derivative claims in a constructive trust for the benefit of Countrywide and its current stockholders. On February 28, the defendants in the Arkansas Teachers Action cross-moved to enforce the mandatory stay provision under the Private Securities Litigation Reform Act of 1995 (“PSLRA”) and, in addition, to stay the merger-related claims in favor of the Consolidated Delaware Action. The California Federal Court held a hearing on plaintiffs’ motion and defendants’ cross-motion on March 20, 2008. On March 28, 2008, the California Federal Court issued an order (1) staying the merger-related class action claims in the Arkansas Teachers Action in favor of the Consolidated Delaware Action; (2) denying plaintiffs’ motion for constructive trust and preliminary injunction; and (3) denying plaintiffs’ motion for expedited discovery, concluding that the PSLRA mandates a stay of discovery in the Arkansas Teachers Action pending resolution of defendants’ motion to dismiss.

In addition, on March 14, 2008, the Countrywide defendants in the Arkansas Teachers Action moved to dismiss all of the derivative claims against them for failure to comply with Delaware demand requirements and failure to state a cause of action. On May 14, 2008, the U.S. District Court for the Central District of California granted in part and denied in part that motion. Specifically, the court excused the demand requirement with respect to all derivative claims except the claim for corporate waste based on the Countrywide board’s approval of compensation paid to Angelo Mozilo during the time period alleged in the complaint. The court also denied the motion to dismiss the derivative claims for failure to state a claim or plead fraud with particularity under Rule 9(b) and the Private Securities Litigation Reform Act, except that it dismissed (i) all claims against defendants Dougherty and Snyder, and (ii) the insider-trading claim under Cal. Corp. Code § 25402 against all defendants.

As noted, there are four additional actions pending in California against Countrywide’s directors and Bank of America relating to the merger. First, the Countrywide stockholder plaintiffs in another existing derivative action, In re Countrywide Fin. Corp. S’holder Deriv. Litig., Lead Case No. BC375275 (the “Garber Action”), pending in the Superior Court of California (Los Angeles County) (the “California State Court”), which asserted derivative claims similar to those asserted in the Arkansas Teachers Action, amended their complaint on January 11 to add class claims relating to the merger similar to those set forth in the Arkansas Teachers Action and the Consolidated Delaware Action. On January 22, 2008, with all defendants’ consent, Bank of America removed the Garber Action to the California Federal Court, which then remanded the Garber Action to the California State Court on February 22. On February 28, the plaintiffs in the Garber Action made an ex parte application to the California State Court seeking expedited discovery and a prompt injunction hearing and trial. On February 28, the California State Court ordered that discovery commence and tentatively scheduled a trial and injunction hearing in the Garber Action for June 9, 2008, without prejudice to defendants’ moving for a stay. On March 4, 2008, defendants in the Garber Action moved for a stay of the derivative claims in favor of the parallel derivative claims in the Arkansas Teachers Action and for a stay of the class claims in favor of the Consolidated Delaware Action. At a hearing on March 17, the California State Court issued its tentative ruling granting defendants’ motion for a stay. At a hearing on March 26, the California State Court reiterated its tentative ruling granting defendants’ motion for a stay. On April 15, plaintiffs informed the California State Court that they would submit to its tentative ruling granting a stay.

The remaining three merger-related actions assert exclusively claims relating to the merger: Adams, et al. v. Mozilo, et al., No. CV-08-00236 (MRP) (C.D. Cal.); Feder, et al. v. Cunningham, et al., No. CV-08-00287 (MRP) (C.D. Cal.); and Snyder, et al. v. Countrywide Fin. Corp., et al., No. BC 383840 (Superior Court of California, Los Angeles County). These three actions were filed between January 11 and January 14, 2008. All three actions (i) assert claims on behalf of a putative Countrywide stockholder class, (ii) challenge the merger as a breach of the Countrywide directors’ fiduciary duties of care, good faith, candor, and loyalty, and (iii) claim that Bank of America aided and abetted the Countrywide directors’ breaches of fiduciary duty. On January 15 and 16, with all defendants’ consent, Bank of America removed each of these actions from the California State Court to the California Federal Court. Plaintiffs in the Adams and Feder cases subsequently consented to removal. On March 14, 2008, the California Federal Court remanded the Snyder case to the California State Court. Plaintiffs in Adams, Feder, and Snyder subsequently agreed to stays of their actions in favor of the Consolidated Delaware Action.

We believe that the plaintiff’s complaints are available from the courts in which the complaints have been filed and, in certain cases, on the website of Bernstein Litowitz Berger & Grossman LLP, a plaintiff’s law firm. Countrywide and Bank of America believe that all of these actions are without merit and intend to contest them vigorously. Upon consummation of the merger, the plaintiffs who have asserted derivative claims on behalf of Countrywide may lose standing to assert such claims on behalf of Countrywide because they will no longer be shareholders of Countrywide.

Countrywide’s Officers and Directors Have Financial Interests in the Merger

In considering the recommendation of the Countrywide board of directors that you vote to approve and adopt the merger agreement, you should be aware that some of Countrywide’s executive officers and directors have financial interests in the merger that are different from, or in addition to, those of Countrywide’s stockholders generally. The independent members of Countrywide’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the stockholders that the merger agreement be approved and adopted. For purposes of all of the Countrywide agreements and plans described below, the completion of the transactions contemplated by the merger agreement will constitute a change in control.

Retention Arrangements.  In connection with entry into the merger agreement and a retention program previously implemented for other employees, Countrywide approved the grant of retention awards to David Sambol, Eric P. Sieracki, Ranjit M. Kripalani and Carlos M. Garcia who, along with Mr. Mozilo and Mr. Gissinger, are or were Countrywide’s named executive officers at the time that versions of this Registration Statement were filed. Each of Messrs. Sambol, Sieracki, Kripalani and Garcia received a retention incentive payment on March 14, 2008 in respect of their annual bonus awards for Countrywide’s 2007 fiscal year, and on February 1, 2008 were granted a cash-settled restricted stock unit award. These restricted stock units will vest as to 50% of the units granted on February 1, 2009, and 25% of the units granted on each of February 1, 2010 and February 1, 2011 and will otherwise have terms that are consistent with the cash-settled restricted stock units granted by Countrywide to certain employees in November 2007, including accelerated vesting in full on a change in control. Set forth below are the amount of the retention incentive payment and number of restricted stock units in respect of Countrywide common stock applicable to each of the four executive officers:

	Retention
	Incentive	Restricted
Name	Payments	Stock Units

David Sambol	$1,935,000	335,126
Eric P. Sieracki	$1,500,000	148,945
Ranjit M. Kripalani	$2,500,000	111,709
Carlos M. Garcia	$1,450,000	148,945

For purposes of calculating severance benefits under Mr. Sambol’s employment agreement with Countrywide and, with respect to Messrs. Sieracki, Kripalani and Garcia, under Countrywide’s Change in Control Severance Plan, the retention incentive payments will be deemed the “bonus and/or incentive award” with respect to Countrywide’s 2007 fiscal year. Mr. Gissinger was not granted any retention awards in connection with entry into the merger agreement. Rather, Mr. Gissinger participated in the initial phase of the retention program in November 2007 since he was not a named executive officer at that time. Pursuant to the retention program, Countrywide granted Mr. Gissinger 148,945 cash-settled restricted stock units (which are included in his total restricted stock unit award numbers described below) and a cash retention payment of $1,250,000, which was paid to Mr. Gissinger on March 14, 2008.

Equity Compensation Awards and Deferred Equity Units.  The merger agreement provides that, upon completion of the merger, each then outstanding Countrywide stock option, stock appreciation right, restricted stock unit and deferred equity unit will be converted into a Bank of America stock option, stock appreciation right, restricted stock unit and deferred equity unit, respectively. In addition, upon completion of the merger, each then outstanding Countrywide restricted share will be converted into the right to receive the merger consideration (with the same terms as the Countrywide restricted shares, including transfer restrictions on stock consideration to the extent the Countrywide restricted shares do not vest and transfer restrictions do not lapse on the change in control). With limited exceptions, the terms of Countrywide’s equity compensation plans and the applicable award agreements provide that upon a change in control of Countrywide unvested stock options, stock appreciation rights, restricted stock units, deferred equity units and shares of restricted stock will vest in full. Based on Countrywide equity compensation holdings as of April 1, 2008, and assuming a closing date of July 1, 2008, upon completion of the merger, (1) the number of unvested stock options and stock appreciation rights to acquire shares of Countrywide common stock (at exercise prices ranging from $32.73 to $38.58 and, with respect to 2,358,491 of Mr. Mozilo’s stock appreciation rights, with an exercise price of $6.22) held by each of Messrs. Mozilo, Sambol, Sieracki, Kripalani, Garcia, Gissinger, the eight other Countrywide executive officers (as a group), and the seven non-employee directors (as a group), that would vest are 3,203,088, 608,308, 130,986, 95,491, 130,986, 117,232, 480,969 and 0, respectively; (2) the number of unvested restricted stock units in respect of shares of Countrywide common stock held by each of Messrs. Mozilo, Sambol, Sieracki, Kripalani, Garcia, Gissinger and the eight other Countrywide executive officers (as a group), and the seven non-employee directors (as a group) that would vest upon completion of the merger are 1,039,082, 1,878,300, 186,556, 127,830, 170,437, 170,437, 622,059 and 0, respectively, and the number that would not vest upon completion of the merger, but would vest upon a subsequent qualifying termination of employment (or otherwise in accordance with the terms of the restricted stock unit grant) are 0, 0, 321,544, 241,158, 321,544, 321,544, 1,288,108 and 0, respectively; (3) the number of shares of deferred equity units held by each of Messrs. Mozilo, Sambol, Sieracki, Kripalani, Garcia, Gissinger, the eight other Countrywide executive officers (as a group) and the seven non-employee directors (as a group), that would vest are 0, 0, 0, 0, 0, 0, 0 and 106,107, respectively; and (4) the number of shares of restricted Countrywide common stock held by each of Messrs. Mozilo, Sambol, Sieracki, Kripalani, Garcia, Gissinger, the eight other Countrywide executive officers (as a group) and the seven non-employee directors (as a group), that would vest and become free of restrictions are 0, 0, 0, 0, 0, 0, 15,822 and 141,476, respectively.

Employment Agreements.  Countrywide has previously entered into employment agreements with each of Angelo R. Mozilo and David Sambol.

Mozilo Employment Agreement — Waiver of Cash Severance and Other Payments.  Pursuant to a letter agreement entered into with Countrywide on January 25, 2008 (the “waiver letter”), Mr. Mozilo agreed to waive his entitlement to the cash severance and pro rata bonus payments described below upon a qualifying termination of his employment following completion of the merger. Such cash payments would have equaled approximately $36.4 million.

Mr. Mozilo’s employment agreement provides for the payment of certain severance benefits in the event of a termination of his employment by Countrywide without “cause” (as defined in the agreement) or by Mr. Mozilo for “good reason” (as defined in the agreement, which includes a termination by Mr. Mozilo for any reason during the two-year period following a change in control), in either case following a change in control of Countrywide or during a six-month protected period prior to a change in control. In the event of a qualifying termination as described above, Mr. Mozilo would be entitled to receive a lump sum cash severance payment equal to three times the sum of (1) his base salary and (2) the greater of (A) the average bonus payable to him for the two fiscal years preceding the year in which termination occurs and (B) the bonus paid to him for the fiscal year preceding the change in control. In addition, upon a termination of his employment without cause or for good reason (whether or not in connection with a change in control), Mr. Mozilo would be entitled to receive a pro-rata portion of any annual incentive bonus that became earned based on Countrywide’s performance for the year in which the termination occurred. As noted above, pursuant to the waiver letter, Mr. Mozilo waived his right to receive the cash severance and pro rata bonus payments if he experiences a qualifying termination following completion of the merger.

Under the terms of Mr. Mozilo’s employment agreement, upon a termination of his employment without cause or for good reason (whether or not in connection with a change in control), Mr. Mozilo is still entitled to receive (1) full vesting of any outstanding performance-based restricted stock units and stock appreciation rights granted as part of his annual equity awards (which are more fully described below and which vest, in any event, upon a change in control), (2) continued coverage for Mr. Mozilo and his family under Countrywide’s health and life insurance plans for up to three years and (3) pro-rata vesting of the outstanding restricted stock units granted to Mr. Mozilo under his employment agreement in connection with his agreement to remain Countrywide’s Chief Executive Officer (which restricted stock units vest, in any event, on a pro-rata basis upon a change in control). Assuming that the merger is completed on July 1, 2008 and Mr. Mozilo experiences a qualifying termination of employment immediately thereafter, the value of the continued health and life benefits to be provided to Mr. Mozilo and his family is approximately $21,084.

In the event that Mr. Mozilo becomes subject to the excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), his employment agreement generally provides for an additional payment to him such that he will be placed in the same after-tax position as if no such excise tax had been imposed, unless the payments exceed the limit on parachute payments by less than the greater of 10% or $100,000, in which case Mr. Mozilo’s payments and benefits will be reduced to the minimum extent necessary so that no portion of the payments are subject to the excise tax.

Pursuant to his employment agreement, upon termination of his employment for any reason other than for “cause,” Mr. Mozilo and his spouse are entitled to medical coverage for each of their respective lives (which, when combined with Medicare coverage, will be substantially similar to the coverage provided prior to termination of Mr. Mozilo’s employment). Assuming that the merger is completed on July 1, 2008 and Mr. Mozilo experiences a qualifying termination of employment immediately thereafter, the value of the continued medical benefits to be provided to Mr. Mozilo and his spouse is approximately $85,000.

In addition, Mr. Mozilo’s employment agreement subjects him to an ongoing confidentiality obligation and a 24-month post-employment (or, if later, post-directorship) non-solicitation and non-interference covenant with respect to Countrywide’s employees, customers and material business relationships. Assuming that the merger is completed on July 1, 2008 and Mr. Mozilo experiences a qualifying termination of employment immediately thereafter, the aggregate value of the cash severance and other benefits that would be payable to Mr. Mozilo is approximately $106,084. Assuming the merger is completed on July 1, 2008, the aggregate cash value of the stock-based awards held by Mr. Mozilo that would vest upon completion of the merger, based on the closing price of Bank of America’s common stock as of May 27, 2008 (which amount attributes no value to unvested stock options and SARs other than those SARs with an exercise price of $6.22, since all such other options and SARs are underwater based on the May 27, 2008 closing price of Bank of America’s common stock), is approximately $6,482,705.

Mozilo Consulting Agreement — Waiver.  Mr. Mozilo’s employment agreement provides that, pursuant to a consulting agreement by and between Mr. Mozilo and Countrywide, following his termination of employment and service as the non-executive chairman, he would serve as a consultant to Countrywide until February 28, 2011 and receive during such period consulting fees of $400,000 and perquisites (consisting of office space and secretarial support, use of Countrywide’s private jet for business purposes, financial consulting services and payment of country club dues). Pursuant to the waiver letter, Mr. Mozilo and Countrywide agreed that the consulting agreement will be terminated in connection with the merger. Accordingly, upon his termination of employment and service as a director following the consummation of the merger, Mr. Mozilo will not be entitled to receive the consulting fees and perquisites provided under the consulting agreement and will not be required to serve as a consultant to Countrywide.

Sambol Employment Agreement.  Under the terms of Mr. Sambol’s employment agreement, in the event of a termination of Mr. Sambol’s employment by Countrywide without “cause” or by Mr. Sambol for “good reason” (as each term is defined in the agreement), in either case following a change in control of Countrywide, Mr. Sambol will become entitled to certain payments and benefits under the agreement. In the event of a qualifying termination as described above, Mr. Sambol will be entitled to receive a lump sum cash severance payment equal to three times the sum of (1) his base salary and (2) the greater of (A) the average bonus payable to him for the two fiscal years preceding the year in which termination occurs and (B) the bonus paid to him for the fiscal year preceding the change in control. Mr. Sambol is also entitled to receive full vesting of any outstanding performance-based restricted stock units and stock appreciation rights granted as part of his annual equity awards (which are more fully described below and which vest, in any event, upon a change in control) and continued coverage under Countrywide’s health and life insurance plans for a period of up to three years. Assuming that the merger is completed on July 1, 2008 and Mr. Sambol experiences a qualifying termination of employment immediately thereafter, the amount of cash severance that would be payable to Mr. Sambol is approximately $15 million and the value of the continued health and life benefits to be provided to Mr. Sambol is approximately $46,493. Assuming that the merger is completed on July 1, 2008 and Mr. Sambol experiences a qualifying termination of employment immediately thereafter, the aggregate value of the cash severance and other severance benefits that would be payable to Mr. Sambol is approximately $15,023,993. Assuming the merger is completed on July 1, 2008, the aggregate cash value of the stock-based awards held by Mr. Sambol that would vest upon completion of the merger, based on the closing price of Bank of America’s common stock as of May 27, 2008 (which amount includes the value of his retention award and attributes no value to any unvested stock options and SARs, since all such options and SARs are underwater based on the May 27, 2008 closing price of Bank of America’s common stock), is approximately $11,693,871.

In the event that Mr. Sambol becomes subject to the excise tax under Section 4999 of the Code, his employment agreement generally provides for an additional payment to him such that he will be placed in the same after-tax position as if no such excise tax had been imposed, unless the payments exceed the limit on parachute payments by less than the greater of 10% or $100,000, in which case Mr. Sambol’s payments and benefits will be reduced to the minimum extent necessary so that no portion of the payments are subject to the excise tax.

Countrywide may condition the payment of termination amounts and benefits to Mr. Sambol upon his delivery of a full release of claims in form and substance satisfactory to the board of directors of Countrywide. In addition, pursuant to his employment agreement, Mr. Sambol is subject to an ongoing confidentiality obligation, a 12-month post-employment non-competition covenant and a 12-month post-employment non-solicitation covenant with respect to Countrywide’s employees and customers.

As discussed below, upon completion of the merger, Mr. Sambol’s employment agreement will be superseded by a new retention agreement with the Merger Sub. The retention agreement will provide Mr. Sambol with a retention account that becomes vested and payable over two years in lieu of cash severance payments Mr. Sambol would have been entitled to receive under his employment agreement in the event of certain qualifying terminations following a change in control of Countrywide. The retention agreement will also provide certain other benefits in the event of certain qualifying terminations consistent with those provided under his current employment agreement. As a result, Mr. Sambol will not receive any payments or benefits under his current employment agreement following completion of the merger. On May 28, 2008 Bank of America announced that Mr. Sambol will retire after assisting with the transition and closing of the merger. His termination of employment will be treated as a termination without cause and he will be eligible to receive the payments and benefits under his retention agreement. Mr. Sambol’s retention agreement is discussed in more detail below in “— Arrangements with Bank of America.”

Change in Control Severance Plan.  Countrywide’s twelve other executive officers, including Messrs. Sieracki, Kripalani, Garcia and Gissinger, are not party to employment agreements with Countrywide, but are covered by Countrywide’s Change in Control Severance Plan. Pursuant to the Change in Control Severance Plan, if, during the 24-month period following a change in control, Countrywide terminates an eligible executive’s employment without “cause” or the executive resigns for “good reason” (as each term is defined in the Plan), the executive will be entitled to receive cash severance payments equal to three times the sum of (1) the executive’s annual base salary and (2) the higher of (A) the average annualized bonus paid to the executive during the two fiscal years preceding the year of the executive’s termination of employment or (B) the most recent annual bonus paid to the executive prior to the change in control. Assuming that the merger is completed on July 1, 2008 and the executive experiences a qualifying termination of employment immediately thereafter, the amount of cash severance that would be payable to each of Messrs. Sieracki, Kripalani, Garcia and Gissinger and the eight other executive officers (as a group), respectively, is approximately $6.7 million, $13.7 million, $9 million, $7.2 million and $29.6 million. Upon a qualifying termination, the executive will also be entitled to certain benefits, including the continuation of health care benefits, outplacement and financial planning services, and service credit (or the value thereof) under certain company retirement plans, in each case for three years. Assuming that the merger is completed on July 1, 2008 and the executive experiences a qualifying termination of employment immediately thereafter, the value of continued benefits to be provided to each of Messrs. Sieracki, Kripalani, Garcia and Gissinger and each of Countrywide’s eight other executive officers (as a group) respectively, is approximately $135,380, $206,596, $228,367, $210,494 and $1,402,083.

Assuming that the merger is completed on July 1, 2008 and the executive experiences a qualifying termination of employment immediately thereafter, the aggregate value of the cash severance and other severance benefits and the equity awards (other than those that would vest solely due to the completion of the merger as described in the next sentence) based on the closing price of Bank of America’s common stock as of May 27, 2008 that would vest or be payable to each of Messrs. Sieracki, Kripalani, Garcia, Gissinger and each of Countrywide’s eight other executive officers (as a group), respectively, is approximately $8,815,990, $15,426,929, $11,251,044, $9,437,619 and $39,057,434. Assuming the merger is completed on July 1, 2008, the aggregate cash value of the stock-based awards held by each of Messrs. Sieracki, Kripalani, Garcia, Gissinger and each of Countrywide’s eight other executive officers (as a group), respectively, that would vest solely due to the completion of the merger, based on the closing price of Bank of America’s common stock as of May 27, 2008 (which amount includes the value of the retention awards and attributes no value to any unvested stock options and SARs, since all such options and SARs are underwater based on the May 27, 2008 closing price of Bank of America’s common stock), is approximately $1,161,458, $795,843, $1,061,104, $1,061,104 and $3,971,301.

In addition, in the event that any of the executive officers becomes subject to the excise tax under Section 4999 of the Code, the Plan generally provides for an additional payment to the executive officer such that he or she will be placed in the same after-tax position as if no such excise tax had been imposed, unless the executive officer’s payments exceed the limit on parachute payments by less than the greater of 10% or $100,000, in which case payments and benefits will be reduced to the minimum extent necessary so that no portion of the payments are subject to the excise tax.

Nonqualified Deferred Compensation and Supplemental Retirement Plans.  Countrywide maintains the following nonqualified deferred compensation and supplemental retirement plans in which its executive officers are eligible to participate: the Countrywide Financial Corporation Supplemental Executive Retirement Plan, the Countrywide Financial Corporation Executive Contribution Account Plan, the Countrywide Financial Corporation Amended and Restated Deferred Compensation Plan and the Countrywide Financial Corporation Supplemental Savings and Investment Deferred Compensation Plan.

Pursuant to the terms of the Supplemental Executive Retirement Plan, participants vest in, and are entitled to a lump sum distribution of, their accounts within 60 days following the consummation of a change in control. Four executive officers, including Mr. Mozilo, are fully vested in their benefits under this plan, although the merger may result in the acceleration of the payment of their benefits. Six executive officers, including Messrs. Sambol, Sieracki and Garcia, will both vest in and be paid their benefits under this plan as a result of the merger. Four executive officers, including Messrs. Kripalani and Gissinger, do not participate in this plan.

Pursuant to the terms of the Executive Contribution Account Plan, participants vest in full in their benefits upon consummation of a change in control. Four executive officers, including Messrs. Kripalani and Gissinger, will vest in their benefits under the Executive Contribution Account Plan as a result of the merger. None of the other executive officers, including Messrs. Mozilo, Sambol, Sieracki and Garcia, participate in this plan.

Pursuant to the terms of the Amended and Restated Deferred Compensation Plan, participants vest in full in their benefits upon consummation of a change in control. Six executive officers, including Messrs. Mozilo and Gissinger, are fully vested in their benefits under this plan, and, accordingly the merger will not result in the accelerated vesting of their benefits. Five executive officers, including Messrs. Sambol, Sieracki and Garcia, will vest in their company matching contributions under this plan as a result of the merger. None of Countrywide’s other executive officers, including Mr. Kripalani, participate in this plan.

Pursuant to the terms of the Supplemental Savings and Investment Deferred Compensation Plan, participants vest in full in their company contribution accounts upon a termination of their employment without “cause” during the two-year period following a change in control. Messrs. Mozilo, Sambol, Sieracki, Kripalani, Garcia and Gissinger do not participate in this plan. Only one executive officer participates in this plan, and he is fully vested in his benefits under this plan.

Senior Management Incentive Plan.  Countrywide maintains the Countrywide Financial Corporation Senior Management Incentive Plan in which six of Countrywide’s executive officers, but none of its named executive officers, participate. Participants in the Senior Management Incentive Plan are eligible to receive annual cash and restricted stock bonus awards. Pursuant to the terms of this plan, in the event of a change in control, (1) earned but unpaid awards for the calendar year preceding the year of such change in control (the “Guaranteed Payment Year”) must be paid within ten days of the change in control (due to the expected timing of the merger, this provision is not relevant), (2) earned but unpaid awards for the calendar year in which the change in control occurs must be paid no later than the last day of the month during which Countrywide historically pays awards and must be at least equal to the award paid to the participant for the Guaranteed Payment Year (participants must be employed as of the end of the calendar year in which the change in control occurs to receive payment) and (3) in the event a participant is eligible for a benefit under the Change in Control Severance Plan prior to the end of the calendar year in which the change in control occurs, the participant is entitled to a pro-rata cash award based on the award earned by the participant for the Guaranteed Payment Year, payable within ten days of termination of the participant’s employment. Assuming that the merger is completed on July 1, 2008 and the applicable executive experiences a qualifying termination of employment entitling him or her to benefits under the Change in Control Severance Plan immediately thereafter, the pro-rata bonus (based upon the bonuses earned by the executives for 2007) that would be payable to the six executive officers who participate in the plan, as a group, is $1,106,500.

Director Charitable Matching Program.  Countrywide maintains the Countrywide Financial Corporation Director’s Charitable Award Program in which its current and former directors are eligible to participate (the program was frozen to new participants in June 2007). Pursuant to this program, Countrywide contributes $200,000 to the charity or charities of a director’s choice for each year of his service with Countrywide (up to $1 million in total per director). A director fully vests in his or her benefit under the program (i.e., is deemed to have completed five years of service) upon a change in control, and the program becomes irrevocable for all participating directors (and former vested directors) upon such change in control. Messrs. Melone and Russell will vest in the remaining 20% of their benefit (i.e., an additional $200,000 donation on their behalf) and Mr. Parry will vest in the remaining 40% of his benefit (i.e., an additional $400,000 donation on his behalf) as a result of the merger. All other current directors are already fully vested in their benefits under this program.

Protection of Countrywide Directors and Officers Against Claims.  Bank of America has agreed to cause the surviving corporation in the merger to indemnify and hold harmless each present and former director and officer of Countrywide from liability for matters arising at or prior to the completion of the merger to the fullest extent provided by applicable law. Bank of America also has agreed that it will maintain in place existing indemnification and exculpation rights in favor of Countrywide directors, officers and employees for six years after the merger and that it will maintain Countrywide’s current policy of directors’ and officers’ liability insurance coverage, or an equivalent replacement policy for the benefit of Countrywide directors and officers, for six years following completion of the merger, except that Bank of America is not required to incur annual premium expense greater than 250% of Countrywide’s current annual directors’ and officers’ liability insurance premium.

Arrangements with Bank of America.  Merger Sub and Mr. Sambol have entered into a retention agreement regarding the terms of his employment following completion of the merger to supersede and replace his current employment agreement with Countrywide. In addition, certain other executive officers including Mr. Gissinger have entered into new retention agreements with Merger Sub that replace their right to participate in Countrywide’s Change in Control Severance Plan. As of the date hereof, other than with respect to the retention agreements with Merger Sub, no discussions have occurred between members of Countrywide’s current management and representatives of Bank of America, although certain other members of Countrywide’s management team may enter into these types of arrangements with Bank of America. Any new arrangements are currently expected to be entered into on or prior to completion of the merger and would not become effective until after the merger is completed.

Sambol Retention Agreement.  Mr. Sambol has entered into a retention agreement with the Merger Sub that becomes effective upon the completion of the merger. The retention agreement will supersede and replace Mr. Sambol’s current employment agreement with Countrywide, and will provide for post-closing compensation arrangements, including a retention account and limited severance benefits.

The retention agreement sets forth the key components of Mr. Sambol’s 2008 compensation, which compares to the compensation provided under his current employment agreement as follows:

		Current Employment
Feature	Retention Agreement	Agreement

Annual base salary	$500,000	$1,400,000

Annual incentive award (target)	$4,000,000 A portion of this award may be delivered as a restricted stock award	$3,870,000

Annual equity award (target)	150,000 options with respect to Bank of America common stock; a portion of the stock options may be granted as restricted stock, based on a conversion methodology	$9,000,000; 50% provided as restricted stock units and 50% as stock appreciation rights

The actual annual incentive award and stock option award under the retention agreement will be determined following the end of 2008 based on a review of Mr. Sambol’s performance, and could be more or less than the target level based on that review. Mr. Sambol’s annual equity awards will be subject to the same terms and conditions, including vesting conditions, applicable to similarly situated Bank of America senior managers.

The retention agreement provides Mr. Sambol with certain fringe benefits while he remains employed, but not beyond December 31, 2009, which is the end of the term under his current employment agreement. These fringe benefits, which are the same fringe benefits provided for under his current employment agreement, include use of a company-provided car (or car allowance), country club dues and financial consulting services. In addition, under his current employment agreement and a Countrywide security policy, Mr. Sambol currently has access to use of a company-provided aircraft for both business and personal travel. Under the retention agreement, he would continue to have access to a company-provided aircraft for such purposes while he remains employed, but not beyond December 31, 2009; however, the number of hours available for personal use would be limited.

The retention agreement provides for the establishment of an unfunded retention account for Mr. Sambol in the amount of $20 million. The retention account replaces the cash severance payments otherwise provided for under Mr. Sambol’s current agreement for certain qualifying terminations following a change in control of Countrywide. The retention account becomes vested and payable to Mr. Sambol in two equal installments on each of the first and second anniversaries of the completion of the merger, with interest credited each month through the date of vesting at a rate based on one year treasury bill yields. Any unvested portion of the account will be immediately vested and paid in case of termination of employment due to death or disability. If Mr. Sambol’s employment is terminated without “cause” or if he resigns for “good reason,” any unvested portion of the account will continue to vest and be paid pursuant to the two-year vesting schedule, provided that he complies with certain covenants not to compete, not to solicit customers or employees and to preserve the confidentiality of certain company information. Any unvested portion of the account will be immediately forfeited in case of any other termination of employment, including a termination for “cause” or resignation without “good reason.”

In addition, upon completion of the merger, Mr. Sambol will receive a one-time restricted stock unit award from Bank of America with a grant date value of $8 million, vesting in three equal annual installments beginning on the first anniversary of the closing date. Any unvested portion of the award will be immediately vested and paid in case of termination of employment due to death or disability. If Mr. Sambol’s employment is terminated without “cause” or if he resigns for “good reason,” any unvested portion of the award will continue to vest and be paid pursuant to the three-year vesting schedule, provided that he complies with certain covenants not to compete, not to solicit customers or employees and to preserve the confidentiality of certain company information. Any unvested portion of the award will be immediately forfeited in case of any other termination of employment, including a termination for “cause” or resignation without “good reason.”

Mr. Sambol’s current employment agreement includes the right to continuation of certain life and health insurance benefits for up to three years following termination of employment, if, on or before December 31, 2009, his employment is terminated without “cause” or he resigns for “good reason.” The retention agreement continues to provide for this benefit.

For purposes of the retention agreement, “cause” is the same definition as in his current employment agreement, but “good reason” is limited to a post-merger reduction in base salary or annual incentive/equity award opportunity, an office relocation or an adverse change in title. This replaces the definition of “good reason” in his current employment agreement, which is a much broader definition that would likely have been triggered following the merger.

In addition, Mr. Sambol will be entitled to receive a gross up payment for “excess parachute payments” under terms identical to those provided in his current employment agreement. In the event that Mr. Sambol becomes subject to the excise tax under Section 4999 of the Code, Bank of America will make an additional payment to him such that he will be placed in the same after-tax position as if no such excise tax had been imposed, unless the payments exceed the limit on parachute payments by less than the greater of 10% or $100,000. In such case, Mr. Sambol’s payments and benefits will be reduced to the minimum extent necessary so that no portion of the payments are subject to the excise tax.

Bank of America may condition the payment of termination amounts and benefits to Mr. Sambol upon his delivery of a full release of claims in form in general use by Bank of America on the date of termination. In addition, pursuant to his retention agreement, Mr. Sambol is subject to an ongoing confidentiality obligation and a 12-month post-employment non-solicitation covenant with respect to Bank of America’s employees.

Mr. Sambol will retire after assisting with the transition and the completion of the merger. This will be treated as a termination without “cause” under Mr. Sambol’s retention agreement, and as a result he will be eligible to receive the payments and benefits described above.

Other Retention Agreements.  Four other executive officers, including Mr. Gissinger, have entered into new retention agreements with Merger Sub that replace their right to participate in the Change in Control Severance Plan.

In order to encourage post-closing retention of the executive officers and to remove incentives under the Change in Control Severance Plan for them to terminate employment following completion of the merger, these retention agreements provide for the establishment of an unfunded retention account for each executive officer in an amount equal to 125% of the cash severance payments that otherwise would have been provided for the executive officer under the Change in Control Severance Plan had the executive officer experienced a qualifying termination immediately after completion of the merger. The retention account becomes vested and payable to the executive officer in two equal installments on each of the first and second anniversaries of the completion of the merger, with interest credited each month through the date of vesting at a rate based on one year treasury bill yields. Any unvested portion of the account will be immediately vested and paid in case of termination of employment due to death or disability, if employment is terminated without “cause” or if the executive resigns for “good reason.” Any unvested portion of the account will be immediately forfeited in case of a termination for “cause” or resignation without “good reason.”

The Change in Control Severance Plan currently provides for certain benefits upon a termination without “cause” or resignation for “good reason,” including continuation of health care benefits, outplacement and financial planning services and service credit (or value thereof) under certain company retirement plans, in each case for three years. Each retention agreement continues to provide for these benefits.

For purposes of the retention agreement, “cause” is the same definition as in the Change in Control Severance Plan, but “good reason” is limited to a post-merger reduction in base salary or total compensation target or an office relocation. This replaces the definition of “good reason” currently in the Change in Control Severance Plan, which is a broader definition that would more easily have been triggered following the merger.

In addition, each executive officer will be entitled to receive a gross up payment for “excess parachute payments” under terms identical to those provided in the Change in Control Severance Plan. In the event that the executive officer becomes subject to the excise tax under Section 4999 of the Code, Bank of America will make an additional payment to him such that he will be placed in the same after-tax position as if no such excise tax had been imposed, unless the payments exceed the limit on parachute payments by less than the greater of 10% or $100,000. In such case, the executive officer’s payments and benefits will be reduced to the minimum extent necessary so that no portion of the payments are subject to the excise tax.

Bank of America may condition the payment of termination amounts and benefits to each executive officer upon the executive officer’s delivery of a full release of claims in form in general use by Bank of America on the date of termination.

We have also entered into retention arrangements with three other executive officers pursuant to which we have preserved their right to receive the cash severance and benefits payable pursuant to the Change in Control Severance Plan substantially under the circumstances set forth in that Plan although there may be variation in the timing of the payment, and agreed to pay each of these three executives an additional cash retention bonus of up to 25% of the cash severance payment he or she is eligible to receive under the Change in Control Severance Plan if he or she remains employed by us for a specified period following the closing of the merger.

The cash retention amounts payable to the executive officers (as a group, excluding Mr. Gissinger) under all the retention agreements as of the date hereof would be approximately $27,731,394 and the cash retention amount payable to Mr. Gissinger under his retention agreement would be approximately $9,031,600.

After the date hereof, we may enter into similar retention arrangements with other executive officers of Countrywide, although there may be variation in the payment dates and terms and conditions to receipt of payment. In addition, we have offered certain executive officers (and may offer other executive officers) a minimum guaranteed bonus for 2008 (if the executive officer remains employed for the full year), a pro rata bonus payment on termination without cause in 2008 or 2009, and/or the opportunity to be eligible for a discretionary cash performance bonus in 2009.

Shareholder Derivative Claims.  If the merger is consummated, plaintiffs in pending shareholder actions against certain Countrywide officers and directors may lose standing to assert derivative claims on behalf of Countrywide because the plaintiffs will no longer be stockholders of Countrywide. See “—Litigation Relating to the Merger” on page 45.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this document as Appendix A and is incorporated by reference in this document. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing this merger.

Terms of the Merger

Each of the Countrywide board of directors and the Bank of America board of directors has approved the merger agreement, which provides for the merger of Countrywide with and into Merger Sub. Merger Sub will be the surviving corporation in the merger and will remain a wholly-owned subsidiary of Bank of America. Each share of Countrywide common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of Countrywide common stock held by Countrywide and Bank of America, will be converted into the right to receive 0.1822 of a share of Bank of America common stock. If the number of shares of common stock of Bank of America changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar event, then an appropriate and proportionate adjustment will be made to the number of shares of Bank of America common stock into which each share of Countrywide common stock will be converted.

Bank of America will not issue any fractional shares of Bank of America common stock in the merger. Instead, a Countrywide stockholder who otherwise would have received a fraction of a share of Bank of America common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying the fraction of a share of Bank of America common stock to which the holder would otherwise be entitled by the average closing price of Bank of America common stock over the five trading days immediately prior to the date on which the merger is completed.

At the effective time of the merger, the Merger Sub certificate of incorporation will be amended to provide that the name of the surviving corporation will be Countrywide Financial Corporation and, as so amended, will be the certificate of incorporation of the surviving corporation after completion of the merger. The merger agreement provides that Bank of America may change the structure of the merger if consented to by Countrywide (but Countrywide’s consent cannot be unreasonably withheld or delayed). No such change will alter the amount or kind of merger consideration to be provided under the merger agreement, adversely affect the tax treatment of Countrywide’s stockholders as a result of receiving the merger consideration or the tax treatment of the parties to the merger agreement, or materially impede or delay completion of the merger. Bank of America and Countrywide have agreed that Merger Sub shall not be converted into a Delaware limited liability company, as had originally been contemplated by the merger agreement.

Treatment of Countrywide Stock Options and Other Equity-Based Awards

Each outstanding option to acquire Countrywide common stock granted under Countrywide’s stock incentive plans will be converted automatically at the effective time of the merger into an option to purchase Bank of America common stock and will continue to be governed by the terms of the Countrywide stock plan and related grant agreements under which it was granted (taking into account any accelerated vesting or other rights, such as the right to surrender for cash, provided by the terms of the options), except that:

•	the number of shares of Bank of America common stock subject to each converted Bank of America stock option will be equal to the product of the number of shares of Countrywide common stock previously subject to the Countrywide stock option and 0.1822, rounded down to the nearest whole share; and

•	the exercise price per share of Bank of America common stock subject to each converted Bank of America stock option will be equal to the exercise price for each share of Countrywide common stock previously subject to the Countrywide stock option divided by 0.1822, rounded up to the nearest cent.

Stock appreciation rights in respect of Countrywide common stock outstanding immediately prior to the merger will be converted automatically at the effective time of the merger into stock appreciation rights in respect of shares of Bank of America common stock (taking into account any accelerated vesting or other rights, such as the right to surrender for cash, provided by the terms of the stock appreciation rights), except that:

•	the number of whole shares of Bank of America common stock subject to each converted stock appreciation right will be equal to the product of the number of shares of Countrywide common stock previously subject to the Countrywide stock appreciation right and 0.1822, rounded down to the nearest whole share; and

•	the base price per share of Bank of America common stock subject to each converted Bank of America stock appreciation right will be equal to the base price base price for each share of Countrywide common stock previously subject to the stock appreciation right divided by 0.1822, rounded up to the nearest cent.

Each outstanding restricted share of Countrywide common stock will be converted automatically at the effective time of the merger into the right to receive the merger consideration, on the same terms and conditions as applied to the restricted share immediately prior to the effective time of the merger (including transfer restrictions on the stock consideration to the extent the shares do not vest and transfer restrictions do not lapse on the completion of the merger).

Restricted share units in respect of Countrywide common stock outstanding immediately prior to the merger will be converted automatically at the effective time of the merger into restricted share units in respect of shares of Bank of America common stock (taking into account any accelerated vesting provided by the terms of the restricted share units). The number of shares of Bank of America common stock subject to each converted restricted share unit will be equal to the product of the number of shares of Countrywide common stock previously subject to the Countrywide restricted share unit and 0.1822, rounded to the nearest whole share. The Bank of America restricted share units will be payable or distributable in accordance with the terms of the agreement, plan or arrangement relating to the restricted share units.

Countrywide deferred equity units, which are amounts denominated in Countrywide common stock and held in participant accounts pursuant to certain of Countrywide’s deferred compensation plans, will be converted automatically at the effective time of the merger into deferred equity units in respect of shares of Bank of America common stock (taking into account any accelerated vesting provided by the terms of the deferred equity units). The number of shares of Bank of America common stock subject to each converted deferred equity unit will be equal to the product of the number of shares of Countrywide common stock in which the Countrywide deferred equity unit was previously denominated and 0.1822, rounded to the nearest whole share. The deferred equity units will be payable or distributable in accordance with the terms of the Countrywide deferred compensation plans applicable to the deferred equity units.

The employee stock purchase plan portion of Countrywide’s Global Stock Plan will be terminated prior to the effective time of the merger in accordance with the terms of the plan. Options to acquire Countrywide common stock under the UK ShareSave Scheme of Countrywide’s Global Stock Plan will be treated in accordance with the terms of the plan, and if required pursuant to the terms of the plan, will be converted into the right to receive shares of Bank of America common stock in the same manner as described above for Countrywide stock options, or as otherwise required by applicable law.

Bank of America has agreed to reserve additional shares of Bank of America common stock to satisfy its obligations under the converted stock options and other equity-based awards and file a registration statement with the SEC on an appropriate form to the extent necessary to register Bank of America common stock subject to the converted stock options and other equity-based awards.

Treatment of Countrywide Indebtedness

As of December 31, 2007, Countrywide had outstanding indebtedness of approximately $97.23 billion. This amount includes revolving credit facilities with an aggregate principal balance of approximately

$11.48 billion, which Bank of America expects will be repaid upon closing of the merger. The amount also includes FHLB advances to Countrywide Bank of approximately $47.68 billion, which Bank of America expects will remain outstanding until repaid by Countrywide Bank.

As part of its integration planning in connection with the merger, Bank of America is currently evaluating alternatives for the disposition of the remaining Countrywide indebtedness, including the possibility of redeeming, assuming or guaranteeing some or all of this debt, or allowing it to remain outstanding as obligations of Countrywide (and not Bank of America). Bank of America has made no determination in this regard, and there is no assurance that any of such debt would be redeemed, assumed or guaranteed. The portion of Countrywide’s debt that does not comprise debt under its revolving credit facilities or FHLB advances would represent approximately 2.4% of Bank of America’s total liabilities as of December 31, 2007.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the merger agreement is approved and adopted by Countrywide stockholders;

•	we obtain all required governmental and regulatory consents and approvals without a condition or restriction that would have a material adverse effect on either Countrywide or Bank of America, measured on a scale relative to Countrywide; and

•	all other conditions to the merger discussed in this document and the merger agreement are either satisfied or waived.

The merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware. However, we may agree to a later time for completion of the merger and specify that time in the certificate of merger in accordance with Delaware law. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date. If these conditions are satisfied or waived during the two weeks immediately prior to the end of a fiscal quarter of Bank of America, then Bank of America may postpone the closing until the first full week after the end of that quarter. It currently is anticipated that the effective time of the merger will occur during the third quarter of 2008, but we cannot guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of Countrywide common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after completion of the merger, the exchange agent will exchange certificates representing shares of Countrywide common stock for merger consideration to be received pursuant to the terms of the merger agreement. Prior to the completion of the merger, Bank of America will select a bank or trust company subsidiary of Bank of America or another bank or trust company reasonably acceptable to Countrywide to be the exchange agent, who will exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Letter of Transmittal

Soon after the completion of the merger, the exchange agent will mail a letter of transmittal to each holder of a Countrywide common stock certificate at the effective time of the merger. This mailing will contain instructions on how to surrender Countrywide common stock certificates in exchange for statements indicating book-entry ownership of Bank of America common stock and a check in the amount of cash to be paid instead of fractional shares. If a holder of a Countrywide common stock certificate makes a special request, however, Bank of America will issue to the requesting holder a Bank of America stock certificate in lieu of book-entry shares. When you deliver your Countrywide stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Countrywide stock certificates will be cancelled and you will receive statements indicating book-entry ownership of Bank of America common stock, or, if requested, stock certificates representing the number of full shares of Bank of

America common stock to which you are entitled under the merger agreement. You also will receive a cash payment for any fractional shares of Bank of America common stock that would have been otherwise issuable to you as a result of the merger.

Holders of Countrywide common stock should not submit their Countrywide stock certificates for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

If a certificate for Countrywide common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction and appropriate and customary indemnification.

After completion of the merger, there will be no further transfers on the stock transfer books of Countrywide, except as required to settle trades executed prior to completion of the merger.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash in lieu of fractional shares payable to any Countrywide stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

Until Countrywide common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Bank of America common stock into which shares of Countrywide common stock may have been converted will accrue but will not be paid. Bank of America will pay to former Countrywide stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Countrywide stock certificates.

Prior to the effective time of the merger, Countrywide and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

•	regular quarterly cash dividends on Countrywide common stock at a rate not to exceed $0.15 per share of Countrywide common stock with record dates and payment dates consistent with the prior year;

•	dividends on Countrywide’s Series B Preferred Stock, which is held by a subsidiary of Bank of America;

•	dividends paid by any subsidiary of Countrywide to Countrywide or to any of its wholly-owned subsidiaries; and

•	the acceptance of shares of Countrywide common stock in payment of the exercise of a stock option or stock appreciation rights or the vesting of restricted shares of Countrywide common stock granted under a Countrywide stock plan or deferred equity unit plan, in each case in accordance with past practice.

Countrywide and Bank of America have agreed to coordinate declaration of dividends so that holders of Countrywide common stock will not receive two dividends, or fail to receive one dividend, for any quarter with respect to their Countrywide common stock and any Bank of America common stock any holder receives in the merger.

Representations and Warranties

The merger agreement contains customary representations and warranties of Countrywide and Bank of America relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects (or, in the case of specific representations and warranties regarding the capitalization of Countrywide, true and correct except to a de minimis extent), no representation or warranty will be deemed untrue, inaccurate or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or would reasonably be expected to have a material adverse effect on the company making the representation. In determining whether a material adverse effect has occurred or would reasonably be expected to occur, the parties will disregard any effects resulting from (1) changes in generally accepted accounting principles or regulatory accounting requirements applicable generally to companies in the industries in which the relevant party and its subsidiaries operate (except to the extent that the effects of such a change are disproportionately adverse to such party as compared to other companies in such industries), (2) changes in laws, rules or regulations of general applicability to companies in the industries in which the relevant party and its subsidiaries operate (except to the extent that the effects of such a change are disproportionately adverse to the party as compared to other companies in such industries), (3) actions or omissions taken with the prior written consent of the other party, (4) changes in global or national political conditions or in general economic or market conditions generally affecting other companies in the industries in which the relevant party and its subsidiaries operate, or (5) public disclosure of the merger. The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of Bank of America and Countrywide has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements, internal controls and accounting;

•	broker’s fees payable in connection with the merger;

•	the absence of material adverse changes;

•	legal proceedings;

•	taxes and tax returns;

•	compliance with applicable laws;

•	tax treatment of the merger; and

•	the accuracy of information supplied for inclusion in this document and other similar documents.

In addition, Countrywide has made other representations and warranties about itself to Bank of America as to:

•	employee matters, including employee benefit plans;

•	material contracts;

•	risk management instruments and derivatives;

•	investment securities and commodities;

•	warehouse loan portfolios;

•	real property and intellectual property;

•	environmental liabilities;

•	mortgage banking operations and securitizations;

•	insurance operations;

•	the inapplicability of state takeover laws and Countrywide’s stockholder rights agreement;

•	interested party transactions; and

•	the receipt of financial advisors’ opinions.

The representations and warranties described above and included in the merger agreement were made by each of Bank of America and Countrywide to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by Bank of America and Countrywide in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between Bank of America and Countrywide rather than to establish matters as facts. The merger agreement is described in, and included as an appendix to, this document only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Countrywide, Bank of America or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information” on page 80.

Covenants and Agreements

Each of Countrywide and Bank of America has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, each of Bank of America and Countrywide agreed to (1) conduct its business in the ordinary course in all material respects, (2) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, including retaining the services of key officers and employees, and (3) take no action that is intended to or would reasonably be expected to adversely affect or materially delay its ability to obtain any necessary regulatory approvals, perform its covenants or complete the merger. Countrywide further agrees that, with certain exceptions and except with Bank of America’s prior written consent, Countrywide will not, and will not permit any of its subsidiaries to, among other things, undertake the following extraordinary actions:

•	incur indebtedness or in any way assume the indebtedness of another person, except in the ordinary course of business;

•	adjust, split, combine or reclassify any of its capital stock;

•	make, declare or pay any dividends or other distributions on any shares of its capital stock, except as set forth above in “— Conversion of Shares; Exchange of Certificates — Dividends and Distributions” (Bank of America has agreed to allow Countrywide to repurchase shares of Countrywide common stock in connection with the issuance of shares under Countrywide’s stock incentive and deferred equity unit plans);

•	issue or grant shares, stock options or other equity-based awards outside the parameters set forth in the merger agreement;

•	except as (a) required under applicable law or the terms of any Countrywide benefit plan, (b) for increases in annual base salary in the ordinary course of business, consistent with past practice and not exceeding four percent in the aggregate, and (c) for promotions (other than for promotions to senior managing director or above) in the ordinary course of business consistent with past practice, (1) increase the compensation or benefits of any current or former directors, officers or employees; (2) pay any current or former directors, officers or employees any amounts not required by existing plans or agreements; (3) establish or terminate any employee benefit or compensation plan or agreement; (4) accelerate the vesting of certain benefits under any of Countrywide’s employee benefit plans; or (5) hire employees in the position of senior vice president or above (or, in certain cases, regional vice president or above) or terminate (other than for cause) the employment of employees in the position of executive vice president or above;

•	other than in the ordinary course of business, sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material assets or properties or cancel, release or assign any material indebtedness;

•	enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating, securitization and servicing policies other than as required by applicable law;

•	transfer ownership or grant rights to its material intellectual property, except for certain grants of licenses in the ordinary course of business;

•	make any material investment either by purchase of securities, capital contributions, property transfers or purchase of property or assets;

•	take any action or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the merger from qualifying as a reorganization for federal income tax purposes;

•	amend any governing documents, take any action to exempt another person from any applicable takeover law or defensive charter or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with third parties;

•	restructure or materially change its investment securities portfolio or its gap position;

•	materially change its existing policies and procedures concerning mortgage loan operations;

•	amend or knowingly violate certain material contracts or enter into any obligation that would impose material restrictions on the business of Countrywide, its subsidiaries or its affiliates;

•	commence or settle any material claim;

•	take or willfully fail to take any action that is intended, or may be reasonably expected, to cause any of the conditions to the merger to fail to be satisfied;

•	implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, except as required by applicable law, generally accepted accounting principles or regulatory guidelines;

•	file or amend any tax return other than in the ordinary course of business, make or change any material tax election or settle or compromise any material tax liability; or

•	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the preceding bullets.

Bank of America agrees that, except with Countrywide’s prior written consent, Bank of America will not, among other things, undertake the following extraordinary actions:

•	amend any governing documents in a manner that would adversely affect Countrywide or its stockholders or the transactions contemplated by the merger agreement;

•	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for federal income tax purposes;

•	take any action or willfully fail to take any action that is intended, or may be reasonably expected, to result in any of the conditions to the merger failing to be satisfied;

•	take any action that would reasonably be expected to prevent, materially impede or materially delay completion of the merger; or

•	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the preceding bullets.

The merger agreement also contains covenants relating to the preparation of this document and the holding of the special meeting of Countrywide stockholders, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.

In addition, Countrywide has agreed to consult with Bank of America regarding certain tax planning matters.

Reasonable Best Efforts of Countrywide to Obtain the Required Stockholder Vote

Countrywide has agreed to hold a meeting of its stockholders as soon as is reasonably practicable for the purpose of obtaining stockholder approval and adoption of the merger agreement. Countrywide will use its reasonable best efforts to obtain such approval and adoption. The merger agreement requires Countrywide to submit the merger agreement to a stockholder vote even if its board of directors no longer recommends approval and adoption of the merger agreement.

Countrywide and Bank of America have also agreed in good faith to use their reasonable best efforts to negotiate a restructuring of the merger if Countrywide’s stockholders do not approve and adopt the merger agreement at the special meeting and to resubmit the transaction to Countrywide’s stockholders for approval and adoption. However, in any restructuring neither party has any obligation to change the amount or kind of the merger consideration or the tax treatment of the merger in a manner adverse to that party or its stockholders.

Agreement Not to Solicit Other Offers

Countrywide also has agreed that it, its subsidiaries and their officers, directors, employees, agents and representatives will not, directly or indirectly:

•	initiate, solicit, encourage or facilitate any inquiries or proposals for any “Alternative Proposal” (as defined below); or

•	participate in any discussions or negotiations, or enter into any agreement, regarding any “Alternative Transaction” (as defined below).

However, prior to the special meeting, Countrywide may consider and participate in discussions and negotiations with respect to a bona fide Alternative Proposal if (1) it has first entered into a confidentiality agreement with the party proposing the Alternative Proposal on terms substantially similar to Countrywide’s confidentiality agreement with Bank of America and (2) the Countrywide board of directors determines reasonably in good faith (after consultation with outside legal counsel) that failure to take these actions would cause the board to violate its fiduciary duties to Countrywide stockholders under applicable law.

Countrywide has agreed:

•	to cease any existing discussions or negotiations with respect to any Alternative Proposal, and to use reasonable best efforts to cause all persons other than Bank of America who have been furnished with confidential information in connection with an Alternative Proposal within the 12 months prior to the date of the merger agreement to return or destroy such information;

•	to notify Bank of America promptly (but no later than 24 hours) after it receives any Alternative Proposal, or any material change to any Alternative Proposal, or any request for nonpublic information relating to Countrywide or any of its subsidiaries, and to provide Bank of America with relevant information regarding the Alternative Proposal or request; and

•	to keep Bank of America fully informed, on a current basis, of any material changes in the status and any material changes in the terms of any such Alternative Proposal.

As used in the merger agreement, an “Alternative Proposal” means any inquiry or proposal, including any indication of an intention to make a proposal, regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving Countrywide or any of its subsidiaries that, if completed, would constitute an Alternative Transaction.

As used in the merger agreement, “Alternative Transaction” means any of the following:

•	a transaction in which any person or group (other than Bank of America or its affiliates), directly or indirectly, acquires or would acquire more than 15% of the outstanding shares of Countrywide or any of its subsidiaries or outstanding voting power or of any new series or new class of Countrywide preferred stock that would be entitled to a class or series vote with respect to a merger with Countrywide or any of its subsidiaries, whether from Countrywide or pursuant to a tender offer or exchange offer or otherwise;

•	a merger, share exchange, consolidation or other business combination involving Countrywide or any of its subsidiaries (other than the merger being described here);

•	any transaction in which any person or group (other than Bank of America or its affiliates) acquires or would acquire control of assets (including, for this purpose, the outstanding equity securities of subsidiaries of Countrywide and securities of the entity surviving any merger or business combination including any of Countrywide’s subsidiaries) of Countrywide or any of its subsidiaries representing more than 15% of the fair market value of all the assets, net revenues or net income of Countrywide and its subsidiaries, taken as a whole, immediately prior to such transaction; or

•	any other consolidation, business combination, recapitalization or similar transaction involving Countrywide or any of its subsidiaries, other than the transactions contemplated by the merger agreement.

The Countrywide board of directors has adopted a resolution recommending that the Countrywide stockholders approve and adopt the merger agreement. Under the merger agreement, the Countrywide board of directors may not (1) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, its recommendation, (2) take any public action or make any public statement in connection with the meeting of Countrywide stockholders that is inconsistent with its recommendation, or (3) approve or recommend, or publicly propose to approve or recommend, or fail to recommend against, any Alternative Proposal. Any of these actions is referred to as a “Change of Recommendation.”

However, the Countrywide board of directors may make a Change of Recommendation if:

•	it receives an unsolicited Alternative Proposal that constitutes a Superior Proposal (as defined below) and that Superior Proposal has not been withdrawn;

•	Countrywide has not materially breached its agreement not to solicit other offers or its agreement to use reasonable best efforts to obtain stockholder approval of the merger;

•	after consultation with outside counsel, it reasonably determines in good faith that the failure to make the Change of Recommendation would cause the board to violate its fiduciary duties to Countrywide stockholders under applicable law;

•	Countrywide provides five business days’ notice to Bank of America of the board’s intention to make a Change of Recommendation (and an additional two business days’ notice of any subsequent change to the Alternative Proposal described in such notice); and

•	during that five (or two) business day period Countrywide negotiates in good faith with Bank of America to adjust the terms of the merger agreement so that the Alternative Proposal would no longer constitute a Superior Proposal.

As used in the merger agreement, “Superior Proposal” means any third party proposal to acquire all of Countrywide’s equity or assets that Countrywide’s board of directors determines in good faith, after consultation with its financial advisor and outside counsel, would be more favorable, from a financial point of view, to the Countrywide stockholders than the transactions contemplated by the merger agreement and is reasonably capable of being completed.

Employee Matters

Bank of America has agreed to maintain employee benefit plans and compensation opportunities for employees of Countrywide and its subsidiaries that are substantially comparable, in the aggregate, to those made available to employees of Bank of America and its subsidiaries. Initially, Bank of America may satisfy these obligations by providing continued coverage to these employees under Countrywide’s and its subsidiaries’ existing plans and compensation opportunities. Employees of Countrywide and its subsidiaries who are eligible to participate in Countrywide’s change in control severance plan and whose employment is terminated within two years after completion of the merger are entitled to receive payments and benefits under the plan.

In addition, Bank of America has agreed, to the extent any Countrywide employee becomes eligible to participate in Bank of America benefit plans following the merger:

•	generally to recognize each employee’s service with Countrywide prior to the completion of the merger for purposes of eligibility, participation, vesting credits and, except under defined benefit pension plans (with certain exceptions), benefit accruals, in each case under the Bank of America plans to the same extent such service was recognized under comparable Countrywide plans prior to completion of the merger; and

•	to use reasonable best efforts to waive any exclusion for pre-existing conditions or eligibility waiting periods under any Bank of America health, dental, vision or other welfare plans, to the extent such limitation would have been waived or satisfied under a corresponding Countrywide plan in which such employee participated, and recognize any health, dental or vision expenses incurred in the year in which the merger closes (or, if later, the year in which such employee is first eligible to participate) for purposes of applicable deductible and annual out-of-pocket expense requirements under any health, dental or vision plan of Bank of America.

Bank of America has agreed to honor specified Countrywide employment and change of control agreements and deferred compensation plans and agreements in accordance with the terms thereof. Bank of America has the right to amend or terminate Countrywide benefit plans to the extent permitted under the terms of such plans, and has no obligation to continue the employment of any Countrywide employee for any period following the merger.

Indemnification and Insurance

The merger agreement requires the current rights of the directors and officers of Countrywide and its subsidiaries to indemnification under these entities’ organizational documents and other disclosed agreements to continue in effect for six years after completion of the merger. The merger agreement also provides that, upon completion of the merger, Bank of America will cause the surviving corporation to indemnify and hold harmless, and provide advancement of expenses to, all past and present officers and directors of Countrywide and its subsidiaries against all losses or liabilities incurred in their capacities as such to the fullest extent permitted by applicable laws.

The merger agreement requires Bank of America to maintain for a period of six years after completion of the merger Countrywide’s current directors’ and officers’ liability insurance policy, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, except that Bank of America is not required to incur an annual premium expense greater than 250% of Countrywide’s current annual directors’ and officers’ liability insurance premium.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval and adoption of the merger agreement by Countrywide stockholders;

•	the approval of the listing of the Bank of America common stock to be issued in the merger on the NYSE, subject to official notice of issuance;

•	the effectiveness of the registration statement of which this document is a part with respect to the Bank of America common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose; and

•	the absence of any order, decree or injunction by any court or other governmental entity or other law that prohibits or makes illegal completion of the transactions contemplated by the merger agreement.

Each of Bank of America’s and Countrywide’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the receipt by each of Bank of America and Countrywide of a legal opinion with respect to certain federal income tax consequences of the merger;

•	the receipt and effectiveness of all governmental and other approvals, registrations and consents, and the expiration of all related waiting periods required to complete the merger (in the case of the condition to Bank of America’s obligation to complete the merger, without any conditions or restrictions that would have a material adverse effect on either Countrywide or Bank of America, measured on a scale relative to Countrywide); and

•	the truth and correctness of the representations and warranties of the other party in the merger agreement, subject to the materiality standard provided in the merger agreement, and the performance by the other party in all material respects of its obligations under the merger agreement and the receipt of certificates from the other party to that effect.

In addition, Bank of America’s obligation to complete the merger is subject to the condition that Countrywide’s annual report on Form 10-K for the year ended December 31, 2007 has been filed and includes an unqualified opinion of KPMG LLP (or another reasonably acceptable independent registered accounting firm) regarding Countrywide’s consolidated financial statements, and that such opinion has not been withdrawn or otherwise qualified.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by mutual consent if authorized by each of our boards of directors, or by either party in the following circumstances:

•	if any of the required regulatory approvals are denied or completion of the merger has been prohibited or made illegal by a court or other governmental entity (and the denial or prohibition is final and nonappealable);

•	if the merger has not been completed by January 11, 2009, unless the failure to complete the merger by that date is due to the terminating party’s failure to abide by the merger agreement;

•	if there is a breach by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 30 days of notice of the breach; or

•	if the other party has committed a substantial, bad faith breach of its obligation to use reasonable best efforts to negotiate a restructuring of the merger and to resubmit the transaction to Countrywide’s stockholders for approval, if Countrywide stockholders fail to approve and adopt the merger agreement.

In addition, Bank of America may terminate the merger agreement if:

•	Countrywide’s board of directors (1) fails to recommend the approval and adoption of the merger agreement by Countrywide stockholders, (2) makes any Change of Recommendation, (3) approves or recommends any Alternative Proposal or publicly proposes to do so, or (4) fails to recommend that the Countrywide stockholders reject any tender offer or exchange offer that constitutes an Alternative Transaction within the statutorily provided time for making such a recommendation; or

•	Countrywide materially breaches its agreement not to solicit other offers or its obligation to hold a meeting of Countrywide stockholders for the purpose of approving and adopting the merger agreement.

Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability on the part of Bank of America or Countrywide, except that (1) both Bank of America and Countrywide will remain liable for any knowing breach of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to the payment of fees and expenses (including the termination fee), the confidential treatment of information and publicity restrictions.

Expenses and Fees

In general, each of Bank of America and Countrywide will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this document, and all filing and other fees paid to the SEC in connection with the merger, shall be borne equally by Countrywide and Bank of America.

Countrywide also would be obligated to pay Bank of America a $160 million termination fee if:

•	Bank of America terminates the merger agreement because:

•	Countrywide’s board of directors (1) fails to recommend the merger to Countrywide stockholders, (2) makes any Change of Recommendation or (3) fails to recommend that Countrywide stockholders reject any tender offer or exchange offer that constitutes an Alternative Transaction within the statutorily provided time for making such a recommendation; or

•	Countrywide materially breaches its agreement not to solicit other offers or its obligation to hold a meeting of Countrywide stockholders for the purpose of approving and adopting the merger agreement; or

•	the following circumstances occur:

•	(1) Bank of America terminates the merger agreement as a result of a knowing or intentional breach by Countrywide that would cause the failure of the closing conditions described above, (2) Bank of America terminates the merger agreement as a result of Countrywide’s substantial, bad faith breach of its obligation to use reasonable best efforts to negotiate a restructuring of the merger and resubmit the transaction to Countrywide stockholders if Countrywide stockholders fail to approve and adopt the merger agreement or (3) either party terminates the merger agreement because the transaction has not been completed by January 11, 2009 and the merger agreement has not been approved and adopted by Countrywide stockholders;

•	prior to any termination described in the bullet immediately above, an Alternative Proposal is received by Countrywide or publicly announced and not irrevocably withdrawn; and

•	Countrywide enters a definitive agreement regarding, or completes, an Alternative Transaction within twelve months of termination.

For this purpose, an “Alternative Transaction” has the meaning described above in “— Agreement Not to Solicit Other Offers”, except that (1) references to 25% are changed to 50%, and (2) references to any merger, share exchange, consolidation, recapitalization or any other similar transaction involving Countrywide or its subsidiaries refer only to transactions to which Countrywide is a party and in which Countrywide stockholders would not hold at least 66 2/3% of the total voting power of the surviving company or its public parent corporation.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their boards of directors or by written agreement. However, after any approval of the merger agreement by the Countrywide stockholders, there may not be, without further approval of those stockholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the completion of the merger, each of us, by action taken or authorized by our respective boards of directors, to the extent legally allowed, may:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party; or

•	waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

ACCOUNTING TREATMENT

The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Countrywide as of the effective time of the merger will be recorded at their respective fair values and added to those of Bank of America. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements of Bank of America issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Countrywide.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following general discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Countrywide common stock that exchange their shares of Countrywide common stock for shares of Bank of America common stock in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code of 1986, as amended, or the “Code”, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those Countrywide stockholders that hold their shares of Countrywide common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Countrywide common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of Countrywide common stock that received Countrywide common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Countrywide common stock that holds Countrywide common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	United States expatriates.

Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Countrywide common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the Countrywide common stock.

The United States federal income tax consequences to a partner in an entity or arrangement treated as a partnership, for United States federal income tax purposes, that holds Countrywide common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Countrywide common stock should consult their own tax advisors.

Tax Consequences of the Merger Generally

The parties intend for the merger to qualify as a reorganization for United States federal income tax purposes. It is a condition to Bank of America’s obligation to complete the merger that Bank of America receive an opinion from Cleary Gottlieb Steen & Hamilton LLP, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Countrywide’s obligation to complete the merger that Countrywide receive an opinion from Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In addition, in connection with the mailing of this document, each of Bank of America and Countrywide has received a legal opinion, from Cleary Gottlieb Steen & Hamilton LLP and Wachtell, Lipton, Rosen & Katz, respectively, to the same effect as the opinions described above. These opinions are and will be based on representation letters provided by Bank of America and Countrywide and on customary factual assumptions. None of the opinions described above will be binding on the Internal Revenue Service. Bank of America and Countrywide have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Accordingly, as a result of the merger being treated as a reorganization within the meaning of Section 368(a) of the Code, upon exchanging your Countrywide common stock for Bank of America common stock, you will generally not recognize gain or loss, except with respect to cash received instead of fractional shares of Bank of America common stock (as discussed below). The aggregate tax basis in the shares of Bank of America common stock that you receive in the merger, including any fractional share interests deemed received and redeemed as described below, will equal your aggregate adjusted tax basis in the Countrywide common stock you surrender. Your holding period for the shares of Bank of America common stock that you receive in the merger (including a fractional share interest deemed received and redeemed as described below)

will include your holding period for the shares of Countrywide common stock that you surrender in the exchange.

Cash Instead of a Fractional Share

If you receive cash instead of a fractional share of Bank of America common stock, you will be treated as having received the fractional share of Bank of America common stock pursuant to the merger and then as having exchanged the fractional share of Bank of America common stock for cash in a redemption by Bank of America. As a result, assuming that the redemption of a fractional share of Bank of America common stock is treated as a sale or exchange and not as a dividend, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in its fractional share of Bank of America common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares (including the holding period of Countrywide common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

If you are a non-corporate holder of Countrywide common stock you may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your United States federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

Reporting Requirements

If you receive shares of Bank of America common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Bank of America and Countrywide are both incorporated under Delaware law. Any differences, therefore, between the rights of Bank of America stockholders and the rights of Countrywide stockholders result solely from differences in the companies’ respective certificates of incorporation and bylaws. Upon completion of the merger, you will exchange your shares of Countrywide common stock for shares of Bank of America common stock, and as a Bank of America stockholder your rights will be governed by the Bank of America certificate of incorporation and the Bank of America bylaws.

The following is a summary of the material differences between the rights of holders of Bank of America common stock and the rights of holders of Countrywide common stock, but does not purport to be a complete description of those differences. The Bank of America certificate of incorporation, the Countrywide certificate of incorporation and the Bank of America and Countrywide bylaws are subject to amendment in accordance with their terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information” on page 80.

Countrywide	Bank of America

AUTHORIZED CAPITAL STOCK

Authorized Shares
Countrywide is authorized under its certificate of incorporation to issue 1,001,500,000 shares, consisting of 1,000,000,000 shares of common stock, par value $0.05 per share, and 1,500,000 shares of preferred stock, par value $0.05 per share.	Bank of America is authorized under its certificate of incorporation to issue 7,600,000,000 shares, consisting of 7,500,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.
Preferred Stock
Countrywide’s certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series by the board of directors. The board can fix preferences, limitations and relative rights of each series of preferred stock. The rights of preferred stockholders may supersede the rights of common stockholders. Currently, (1) 250,000 shares are authorized as Countrywide Series A Participating Preferred Stock and (2) 20,000 shares are authorized as Series B Preferred Stock.	Bank of America’s certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series by the board of directors. The board can fix the preferences, limitations and relative rights of each series of preferred stock. The rights of preferred stockholders may supersede the rights of common stockholders. Currently, (1) 3,000,000 shares are authorized as Bank of America ESOP Convertible Preferred Stock, Series C, (2) 35,045 shares are authorized as Bank of America Cumulative Redeemable Preferred Stock, Series B, (3) 20,000,000 shares are authorized as Bank of America $2.50 Cumulative Convertible Preferred Stock, Series BB, (4) 85,100 shares are authorized as Bank of America Floating Rate Non-Cumulative Preferred Stock, Series E, (5) 34,500 shares are authorized as Bank of America 6.204% Non-Cumulative Series D Preferred Stock, (6) 7,001 shares are authorized as Bank of America Floating Rate Non-Cumulative Preferred Stock, Series F, (7) 8,501 shares are authorized as Bank of America Adjustable Rate Non-Cumulative Preferred Stock, Series G, (8) 25,300 shares are authorized as Bank of America 6.625% Non-Cumulative Preferred Stock, Series I, (9) 41,400 shares are authorized as Bank of America 7.25% Non-Cumulative Preferred Stock, Series J, (10) 240,000 shares are authorized as Bank of America Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K, (11) 6,900,000 shares are designated as Bank of America 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L, (12) 124,200 shares are authorized as Bank of America 8.20% Non-Cumulative Preferred Stock, Series H and (13) 160,000 shares are authorized as Bank of America Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series M.

Countrywide	Bank of America

AMENDMENT TO THE CERTIFICATE OF INCORPORATION
Under the Delaware General Corporation Law, an amendment to the certificate of incorporation requires (1) the approval of the board of directors, (2) the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class.

The Countrywide certificate of incorporation additionally requires a vote of the holders of at least two-thirds (66 2/3%) of the voting power of all of the shares of Countrywide stock entitled to vote in the election of directors, voting together as a single class when the amendment pertains to (1) the requirements for amendments to the Countrywide certificate of incorporation or bylaws, (2) the classification of the Countrywide board of directors and removal and replacement of directors, (3) the prohibition on stockholder action by written consent and (4) the provisions described below under “— Purchases of Stock from Certain Persons” unless such amendment has been approved by two-thirds of the entire Countrywide board of directors and a majority of Countrywide’s continuing directors, which are those directors who became members of the board of directors before any stockholder who beneficially owns 10% or more of the outstanding shares of Countrywide stock first became a 10% stockholder.	The Bank of America certificate of incorporation does not contain any provisions altering the standards for amendment.

AMENDMENT TO THE BYLAWS
Under the Delaware General Corporation Law, bylaws may be adopted, amended or repealed by the stockholders entitled to vote, and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors.

The Countrywide certificate of incorporation confers the power to adopt, amend or repeal the Countrywide bylaws upon the Countrywide board of directors and by a vote of the holders of at least two-thirds of Countrywide voting stock, unless such amendment has been approved by two-thirds of the entire Countrywide board of directors and a majority of Countrywide’s continuing directors, which are those directors who became members of the board of directors before any stockholder who beneficially owns 10% or more of the outstanding shares of Countrywide stock first became a 10% stockholder.	The Bank of America certificate of incorporation confers the power to adopt, amend or repeal the Bank of America bylaws upon the Bank of America board of directors, subject to the power of the Bank of America stockholders to alter or repeal any bylaws adopted by the Bank of America board of directors.

SPECIAL MEETINGS OF STOCKHOLDERS
The Countrywide bylaws provide that a special meeting of stockholders may be called for any purpose by the chairman of the board of directors or the chief executive officer, or upon the written request of a majority of the board of directors.	The Bank of America bylaws provide that a special meeting of stockholders may be called for any purpose by the board of directors, the chairman of the board of directors, the chief executive officer or the president, or the secretary acting under instructions of any of the foregoing or upon the written request of the record holders and at least 25% of Bank of America’s outstanding common stock.

Countrywide	Bank of America

STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING
The Countrywide certificate of incorporation prohibits stockholder action by written consent.	The Bank of America certificate of incorporation permits stockholders to act by written consent only if consents are signed by all stockholders entitled to vote on such action.

STOCKHOLDER PROPOSALS AND NOMINATIONS
The Countrywide bylaws specify that nominations of individuals for election as directors may be made by or at the direction of a majority of the Countrywide board of directors or by any Countrywide stockholder of record entitled to vote at the annual meeting at which the election will take place who complies with the requisite notice procedure. The notice procedure requires that a stockholder’ s nomination of a candidate for election as a director must be delivered to, or mailed and received at, the Countrywide principal executive offices not less than 60 nor more than 90 days prior to the date of the scheduled annual meeting, regardless of postponements, deferrals, or adjournments of the meeting to a later date except that where less than 70 days’ public notice of the date of the current annual meeting is given, notice must be delivered not later than the 10th day following the date on which notice was mailed or public disclosure of the meeting date was made, whichever is earlier. The notice must include certain information concerning the stockholder and the nominee.

The Countrywide bylaws specify that stockholder proposals may be made by or at the direction of a majority of the Countrywide board of directors or by any Countrywide stockholder who complies with the requisite notice procedure. The notice procedure requires that a stockholder’s notice must be delivered to, or mailed and received at, the Countrywide principal executive offices not less than 120 days prior to the date of the proxy statement sent to stockholders for the preceding year’ s annual meeting except that where the date of the current annual meeting was changed by more than 30 days from the date of the preceding year’s meeting or there was no meeting in the preceding year, notice must be received a reasonable time before the annual meeting proxy solicitation is made. The notice must include certain information concerning the stockholder and the matter the stockholder proposes to bring before the meeting. A stockholder may only submit one proposal.
The Bank of America bylaws specify that nominations of individuals for election as directors and stockholder proposals may be made pursuant to Bank of America’s notice of meeting, by or at the direction of the Bank of America board of directors or by any holder of Bank of America stock entitled to vote on the election of directors who complies with the requisite notice procedure. The notice procedure requires that a stockholder’s proposal or nomination of an individual for election as a director must be received by the secretary of Bank of America not later than the close of business on the 75th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date Bank of America commenced mailing its proxy materials for the preceding year’s annual meeting except that where the date of the current annual meeting differs significantly from the preceding year’s meeting, notice must be delivered not earlier than the 120th day prior to the meeting and not later than the 75th day before the meeting or the 10th day following public announcement of the meeting. In the event of a special meeting of Bank of America stockholders at which directors are to be elected, any Bank of America stockholder entitled to vote may nominate an individual for election as director if the stockholder’s notice is received by the secretary of Bank of America not later than the close of business on the 15th day following the day on which notice of the meeting is first mailed to Bank of America stockholders. The notice must include certain information concerning the stockholder, the matter the stockholder proposes to bring before the meeting and, in the case of a nomination for director, the nominee.

Countrywide	Bank of America

With respect to the 2009 and subsequent annual meetings of stockholders, the notice procedures for any nominations of individuals for election of directors or any stockholder proposals require a stockholder to provide notice of a candidate or a stockholder proposal, as the case may be, to be delivered to, or mailed and received at, the Countrywide principal executive offices not less than 90 days nor more than 120 days prior to the date of the first anniversary of the immediately preceding year’s annual meeting of stockholders, except that where the date of the current annual meeting differs more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be received (a) not earlier than the close of business on the 120th day prior to such annual meeting and (b) not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting of stockholders was first made.

BOARD OF DIRECTORS

Number of Directors
The Countrywide bylaws provide that the Countrywide board of directors is to consist of not less than three nor more than 15 members, which number may be fixed from time to time by the Countrywide board of directors. Currently, the number of members of the Countrywide board of directors is nine.	The Bank of America bylaws provide that the Bank of America board of directors is to consist of not less than five nor more than 30 members, which number may be changed from time to time within such range by the Bank of America board of directors. Currently, the number of members of the Bank of America board of directors is 16.

Classification
The Countrywide certificate of incorporation provides that the Countrywide board of directors will be divided into three classes, of equal size to the extent possible. Each class serves for a term of three years, subject to a director’s earlier death, resignation or removal.	The Bank of America certificate of incorporation and the Bank of America bylaws do not provide for classification of the Bank of America board of directors.

Removal
Countrywide stockholders may remove any Countrywide director only for cause and only upon an affirmative vote of the holders of two-thirds of the Countrywide voting stock.	Bank of America stockholders may remove one or all of the Bank of America directors with or without cause upon an affirmative vote of the holders of a majority of the Bank of America voting stock.

Special Meetings of the Board
Special meetings of the Countrywide board of directors may be called by the chairperson of the board, the chief executive officer or the president, or the secretary upon the written request of a majority of the board.	Special meetings of the Bank of America board of directors may be called by the chairman of the board, the chief executive officer, the president, or the secretary acting under instructions from any of the foregoing persons, or upon the request of any three directors.

Countrywide	Bank of America

STOCKHOLDER RIGHTS PLAN
Countrywide currently has a stockholder rights plan in effect, pursuant to which each share of Countrywide’s common stock includes an attached preferred stock purchase right. The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire a 15% share of the voting power of Countrywide without Countrywide’s approval. Because the Countrywide board of directors can redeem the rights or approve an acquisition offer, the rights generally should not interfere with any merger or other business combination approved by the board of directors. The Countrywide board of directors may amend the terms of the rights in any manner prior to the time the rights are triggered.

Bank of America currently does not have a stockholder rights plan in effect, but under Delaware law the Bank of America board of directors could adopt such a plan without stockholder approval.

The Bank of America board of directors has adopted a policy of requiring stockholder approval prior to the adoption of any stockholder rights plan.

In connection with the execution of the merger agreement, Countrywide and American Stock Transfer & Trust Company, as rights agent, entered into an amendment to the stockholder rights agreement, pursuant to which neither Bank of America nor its affiliates will be deemed to be an acquiring person as a result of the execution and delivery of the merger agreement, the consummation of the merger, or the consummation of the transactions contemplated by the merger agreement. Pursuant to the amendment, the execution of the merger agreement, the consummation of the merger, and the consummation of the transactions contemplated by the merger agreement will be deemed not to trigger the issuance or exercise of the rights. In addition, pursuant to the amendment, the stockholder rights agreement and the rights thereof will expire upon consummation of the merger.

PURCHASES OF STOCK FROM CERTAIN PERSONS
The Countrywide certificate of incorporation limits Countrywide’s power to purchase shares of Countrywide voting stock from a five percent (or greater) holder at a price exceeding their fair market value, unless the holder has held its shares at least two years or the purchase is approved by holders of a majority of those voting shares (unless applicable law requires a greater vote) without the vote of that holder. Voting stock for this purpose is defined as capital stock that has the right to vote generally on matters relating to Countrywide and any security that is convertible into that stock.	The Bank of America certificate of incorporation and the Bank of America bylaws do not limit Bank of America’s power to purchase shares of Bank of America stock from any person.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Each of Bank of America common stock and Countrywide common stock is listed on the NYSE, among other stock exchanges. The following table sets forth the high and low sales prices of shares of Bank of America common stock and Countrywide common stock as reported on the NYSE, and the quarterly cash dividends declared per share for the periods indicated.

	Bank of America Common Stock			Countrywide Common Stock
	High	Low	Dividend	High	Low	Dividend

2006
First Quarter	$47.24	$42.92	$0.50	$37.23	$31.86	$0.15
Second Quarter	50.50	45.26	0.50	43.67	35.93	0.15
Third Quarter	54.00	47.59	0.56	39.99	32.20	0.15
Fourth Quarter	55.08	51.32	0.56	43.10	34.50	0.15
2007
First Quarter	54.21	48.36	0.56	45.26	33.13	0.15
Second Quarter	52.20	48.55	0.56	42.24	32.32	0.15
Third Quarter	52.78	46.52	0.64	37.52	15.00	0.15
Fourth Quarter	52.96	40.61	0.64	20.53	8.21	0.15
2008
First Quarter	45.08	33.12	0.64	9.27	3.95	0.15
Second Quarter (through May 27, 2008)	41.50	33.71	0.64	6.48	4.50	0.15

On January 9, 2008, the last full trading day before the publication of press reports regarding a potential merger, the high and low sales prices of shares of Bank of America common stock as reported on the New York Stock Exchange were $38.79 and $37.42, respectively. On January 10, 2008, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of Bank of America common stock as reported on the New York Stock Exchange were $39.81 and $37.90, respectively. On May 27, 2008, the last full trading day before the date of this document, the high and low sale prices of shares of Bank of America common stock as reported on the New York Stock Exchange were $34.35 and $33.71, respectively.

On January 9, 2008, the last full trading day before the publication of press reports regarding a potential merger, the high and low sales prices of shares of Countrywide common stock as reported on the New York Stock Exchange were $5.80 and $4.43, respectively. On January 10, 2008, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of Countrywide common stock as reported on the New York Stock Exchange were $8.91 and $4.82, respectively. On May 27, 2008, the last full trading day before the date of this document, the high and low sale prices of shares of Countrywide common stock as reported on the New York Stock Exchange were $4.68 and $4.54, respectively.

As of May 22, 2008, the last date prior to printing this document for which it was practicable to obtain this information, there were approximately 261,847 registered holders of Bank of America common stock and approximately 1,852 registered holders of Countrywide common stock.

Bank of America stockholders and Countrywide stockholders are advised to obtain current market quotations for Bank of America common stock and Countrywide common stock. The market price of Bank of America common stock and Countrywide common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of Bank of America common stock or Countrywide common stock before or after the effective date of the merger.

LEGAL MATTERS

The validity of the Bank of America common stock to be issued in connection with the merger will be passed upon for Bank of America by Timothy J. Mayopoulos, Executive Vice President and General Counsel of Bank of America. Cleary Gottlieb Steen & Hamilton LLP on behalf of Bank of America, and Wachtell, Lipton, Rosen & Katz on behalf of Countrywide, will pass upon certain legal matters to the effect that the merger will constitute a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this document by reference to the Annual Report on Form 10-K of Bank of America Corporation for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and financial statement schedules of Countrywide Financial Corporation and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, as set forth in their reports thereon appearing in the Annual Report on Form 10-K of Countrywide Financial Corporation for the year ended December 31, 2007 and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report on the aforementioned financial statements and schedules refers to the adoption of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment; SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140 and SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

OTHER MATTERS

According to the Countrywide amended and restated bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting pursuant to a notice of meeting or otherwise properly brought before the meeting by or at the direction of the Countrywide board of directors. No matters other than the matters described in this document are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

Countrywide 2008 Annual Meeting

Countrywide will hold a 2008 annual meeting of stockholders only if the merger is not completed. If it is determined that the merger will not be completed as contemplated by the merger agreement, Countrywide will provide notice of the date fixed for the annual meeting, as well as the deadline for submitting stockholder proposals for such meeting and to have stockholder proposals included in Countrywide’s proxy statement.

STOCKHOLDERS SHARING AN ADDRESS

Only one copy of this document is being delivered to multiple stockholders of Countrywide sharing an address unless Countrywide has previously received contrary instructions from one or more of such stockholders. On written or oral request to the Secretary of Countrywide at 4500 Park Granada, Calabasas, California 91302, (818) 225-3000, Countrywide will deliver promptly a separate copy of this document to a stockholder at a shared address to which a single copy of the document was delivered. Stockholders sharing an address who wish, in the future, to receive separate copies or a single copy of Countrywide’s proxy statements and annual reports should provide written or oral notice to the Secretary of Countrywide at the address and telephone number set forth above.

WHERE YOU CAN FIND MORE INFORMATION

Bank of America has filed with the SEC a registration statement under the Securities Act that registers the distribution to Countrywide stockholders of the shares of Bank of America common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Bank of America and Bank of America stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like Bank of America and Countrywide, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Bank of America with the SEC are also available at Bank of America’s website at http://www.bankofamerica.com. The reports and other information filed by Countrywide with the SEC are also available at Countrywide’s website at http://www.countrywide.com. We have included the web addresses of the SEC, Bank of America, and Countrywide as inactive textual references only. Except as specifically incorporated by reference into this document, information on those web sites is not part of this document.

The SEC allows Bank of America and Countrywide to incorporate by reference information in this document. This means that Bank of America and Countrywide can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Bank of America and Countrywide previously filed with the SEC. They contain important information about the companies and their financial condition.

Bank of America SEC Filings
(SEC File No. 001-06523; CIK No. 0000070858)	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2007
Current Reports on Form 8-K

The description of Bank of America common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions.	January 11, January 22, January 29, January 30, April 15, April 21, May 1 and May 23, 2008 (other than the portions of those documents not deemed to be filed)

Countrywide SEC Filings
(SEC File No. 001-12331-01; CIK No. 0000025191)	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2007, as amended by the Annual Report on Form 10-K/A filed on April 24, 2008
Current Reports on Form 8-K	January 9, January 11, January 17, January 30, January 31, February 15, March 13, April 3, and April 30, 2008 (other than the portions of those documents not deemed to be filed)

In addition, Bank of America and Countrywide also incorporate by reference additional documents that either company files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this document and the date of the Countrywide special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Bank of America has supplied all information contained or incorporated by reference in this document relating to Bank of America, as well as all pro forma financial information, and Countrywide has supplied all information relating to Countrywide.

Documents incorporated by reference are available from Bank of America and Countrywide without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Bank of America Corporation	Countrywide Financial Corporation

Bank of America Corporate Center 100 N. Tryon Street Charlotte, North Carolina 28255 Investor Relations Telephone: (704) 386-5681	Countrywide Financial Corporation 4500 Park Granada Calabasas, California 91302 Attention: Investor Relations Telephone: (818) 225-3550

Countrywide stockholders requesting documents should do so by June 18, 2008 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Bank of America or Countrywide, Countrywide will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

Neither Bank of America nor Countrywide has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This document contains a description of the representations and warranties that each of Bank of America and Countrywide made to the other in the merger agreement. Representations and warranties made by Bank of America, Countrywide and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the merger agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Countrywide, Bank of America or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

by and among

COUNTRYWIDE FINANCIAL CORPORATION,

BANK OF AMERICA CORPORATION

and

RED OAK MERGER CORPORATION

DATED AS OF JANUARY 11, 2008

A-i

A-ii

Exhibit A — Form of Affiliate Letter

A-iii

INDEX OF DEFINED TERMS

Section

409A Authorities	3.11(k)
Adjusted Option	1.5(a)
Advances	3.20(a)
Agency(ies)	3.20(a)
Agreement	Preamble
AJCA	3.11(k)
Alternative Proposal	6.11(a)
Alternative Transaction	6.11(a)
Applicable Requirements	3.20(a)
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.4
BHCA Application	3.4
Certificate	1.4(d)
Certificate Insurer	3.20(a)
Certificate of Merger	1.2
Change of Recommendation	6.11(d)
Change of Recommendation Notice	6.11(d)(iv)
Claim	6.7(a)
Closing	9.1
Closing Date	9.1
Code	Recitals
Collateral Certificate	3.20(a)
Collateral Certificate Pool	3.20(a)
Company	Preamble
Company Benefit Plans	3.11(a)
Company By-laws	3.1(b)
Company Capitalization Date	3.2(a)
Company Certificate	3.1(b)
Company Common Stock	1.4(b)
Company Contract	3.13(a)
Company Disclosure Schedule	Art. III
Company IP	3.18(a)
Company Options	1.5(a)
Company Preferred Stock	3.2(a)
Company Regulatory Agreement	3.5(b)
Company Requisite Regulatory Approvals	7.3(d)
Company Restricted Shares	1.5(b)
Company RSUs	1.5(c)
Company SEC Reports	3.5(b)
Company Securitization Documents	3.21(m)
Company Securitization Interests	3.21(m)
Company Securitization Trust	3.21(m)
Company Sponsored Asset Securitization Transaction	3.21(j)
Company Stock Plans	1.5(a)
Confidentiality Agreements	6.2(b)
Convertible Note Agreement	4.2(a)
Controlled Group Liability	3.11(d)

A-iv

Section

Copyrights	3.18(a)
Covered Employees	6.6(a)
Custodial Account	3.20(a)
Custodial File	3.20(a)
Customer Information	3.18(a)
Derivative Transactions	3.14(a)
DGCL	1.1(a)
DLLCA	1.1(a)
DPC Common Shares	1.4(b)
Effective Time	1.2
Employees	5.3(c)
Environmental Laws	5.2(c)
Environmental Laws	3.19
ERISA	3.11(a)
ERISA Affiliate	3.11(d)
Exchange Act	3.5(c)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.2
Exchange Ratio	1.4(c)
FDIC	3.1(d)
Federal Reserve Board	3.4
FHA	3.20(a)
FHLBA	3.1(d)
FHLMC	3.20(a)
FNMA	3.20(a)
Foreclosure	3.20(a)
Form S-4	3.4
GAAP	3.1(c)
GNMA	3.20(a)
Governmental Entity	3.4
HUD	3.20(a)
Home Owners’ Loan Act	3.1(a)
HSR Act	3.4
Indemnified Parties	6.7(a)
Insurance Amount	6.7(c)
Insurance Contracts	3.22(d)
Insurance Department	3.5(a)
Insurance Subsidiary	3.22(a)
Insurer	3.20(a)
Intellectual Property	3.18(a)
Investment Commitment	3.20(a)
Investor	3.20(a)
IRS	3.10(a)
Leased Properties	3.16
Letter of Transmittal	2.3(a)
License Agreement	3.18(a)
Licensed Company IP	3.18(a)

A-v

Section

Liens	3.2(b)
Loans	3.20(a)
Loans Held for Sale	3.20(a)
Master Servicing	3.20(a)
Master Servicing Agreement	3.20(a)
Material Adverse Effect	3.8(a)
Materially Burdensome Regulatory Condition	6.1(b)
Merger	Recitals
Merger Consideration	1.4(c)
Merger Sub	Preamble
Merger Sub Preferred Stock	1.4(e)
Mortgage	3.20(a)
Mortgage Loan Documents	3.20(a)
Mortgage Note	3.20(a)
Mortgage Pool	3.20(a)
Mortgaged Property	3.20(a)
Mortgagor	3.20(a)
Nonqualified Deferred Compensation Plan	3.11(k)
NYSE	2.3(f)
Open Source Software	3.18(a)
Owned Company IP	3.18(a)
Originator	3.20(a)
Other Regulatory Approvals	3.4
OTS	3.1(a)
Owned Properties	3.16
Paid Off Loan	3.20(a)
Permitted Encumbrances	3.17
Parent	Preamble
Parent Bylaws	4.1(a)
Parent Capitalization Date	4.2(a)
Parent Certificate	4.1(a)
Parent Closing Price	1.5(a)
Parent Common Stock	1.4(c)
Parent Disclosure Schedule	Art. IV
Parent Preferred Stock	4.2(a)
Parent Regulatory Agreement	4.5(b)
Parent Requisite Regulatory Approvals	7.2(d)
Parent Restricted Share Right	1.5(b)
Parent RSU	1.5(c)
Parent SEC Reports	4.5(c)
Parent Stock Plans	4.2(a)
Patents	3.18(a)
PBGC	3.11(d)
Pipeline Loan	3.20(a)
PMI Reinsurance Agreements	3.22(k)
Policies, Practices and Procedures	3.15(b)
Portfolio Loans	3.20(a)
Previously Disposed of Loans	3.20(a)

A-vi

Section

Prior Servicer	3.20(a)
Private Investors	3.20(a)
Producer	3.22(f)
Proxy Statement	3.4
Real Property	3.16
Recourse	3.20(a)
Regulatory Agencies	3.5(a)
Reinsurance Contracts	3.22(g)
REMIC	3.20(a)
REO	3.20(a)
Restrictive Covenant	3.18(a)
Retained Interest	3.21(m)
Rights	3.2(a)
Rights Agreement	3.2(a)
Sarbanes-Oxley Act	3.5(b)
SAP	3.22(b)
SBA	3.4
SEC	3.4
Securities Act	3.2(a)
Securitization Disclosure Documents	3.21(j)
Seller and Servicing Guides	3.20(a)
Series B Preferred Stock	1.4(e)
Serviced Loan	3.20(a)
Servicer	3.20(a)
Servicer Default	3.21(m)
Servicer Default or Termination	3.21(c)
Servicing	3.20(a)
Servicing Agreements	3.20(a)
Servicing Compensation	3.20(a)
Software	3.18(a)
SRO	3.4
State Agency	3.20(a)
Statutory Statements	3.22(b)
Subsidiary	3.1(c)
Superior Proposal	6.11(d)(v)
Surviving Company	Recitals
Takeover Statutes	3.23
Tax(es)	3.10(b)
Tax Return	3.10(c)
Termination Fee	8.4(a)(i)
Trademarks	3.18(a)
Trade Secrets	3.18(a)
Trust Account Common Shares	1.4(b)
VA	3.20(a)
VA Loans	3.20(a)
Voting Debt	3.2(a)
Warehouse Loans	3.16(a)
WARN	3.11(n)

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 11, 2008 (this “Agreement”), among Countrywide Financial Corporation, a Delaware corporation (“Company”), Bank of America Corporation, a Delaware corporation (“Parent”), and Red Oak Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Company, Parent and Merger Sub have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for in this Agreement in which Company will, on the terms and subject to the conditions set forth in this Agreement, merge with and into, Merger Sub (the “Merger”), with Merger Sub as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”);

WHEREAS, prior to the Merger, Merger Sub shall be converted into a Delaware limited liability company;

WHEREAS, for federal income Tax purposes, it is the intent of the parties hereto that the Merger shall qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.  (a) Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time, Company shall merge with and into Merger Sub. Merger Sub shall be the Surviving Company in the Merger and shall continue its existence as a limited liability company under the laws of the State of Delaware. As of the Effective Time, the separate corporate existence of Company shall cease.

(b) Parent may at any time change the method of effecting the combination (including by providing for the merger of Company and a wholly-owned subsidiary of Parent other than Merger Sub) if and to the extent requested by Parent and consented to by Company (such consent not to be unreasonably withheld or delayed); provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of Company’s stockholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time.  The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) that shall be filed with the Secretary of State of the State of Delaware on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

1.3 Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the DGCL and DLLCA.

1.4 Conversion of Stock and LLC Interests.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company or the holder of any of the following securities:

(a) All limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) All shares of common stock, par value $0.05 per share, of Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock”) that are owned by Company, Parent or any wholly-owned subsidiary of Company or Parent (other than shares of Company Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of Company Common Stock held, directly or indirectly, by Company or Parent in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor.

(c) Subject to Section 1.4(f), each share of the Company Common Stock, except for shares of Company Common Stock owned by Company, Parent or any wholly-owned subsidiary of Company or Parent (other than Trust Account Common Shares and DPC Common Shares), shall be converted, in accordance with the procedures set forth in Article II, into the right to receive 0.1822 (the “Exchange Ratio”) of a share of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) (the “Merger Consideration”).

(d) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares into which the shares of Company Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends to which holders of Company Common Stock become entitled in accordance with Section 2.3(c).

(e) Each share of 7.25% Series B Non-Voting Convertible Preferred Stock, par value $0.05 per share, of Company (the “Series B Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor.

(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Merger Consideration.

1.5 Stock Options and Other Stock-Based Awards; ESPP.

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Company Common Stock granted under the Amended and Restated 1993 Stock Option Plan, as amended, the 2000 Equity Incentive Plan and the 2006 Equity Incentive Plan (collectively, the “Company Stock Plans”) that is outstanding immediately prior to the Effective Time (collectively, the “Company Options”) shall be converted into an option (an “Adjusted Option”) to purchase, on the same terms and conditions as applied to each such Company Option immediately prior to the Effective Time (taking into account any accelerated vesting or other rights, such as the right to surrender for cash, with respect to such Company Options in accordance with the terms thereof), the number of whole shares of Parent Common Stock that is equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share of Parent Common Stock (rounded up to the nearest whole penny) equal to the exercise price for each such share of Company Common Stock subject to such Company Option immediately prior to the Effective Time divided by the Exchange Ratio provided, further, that, in the case of any Company Option to which Section 421 of the Code applies as of the Effective Time (after taking into account the effect of any accelerated vesting thereof) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

(b) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each stock appreciation right with respect to shares of Company Common Stock granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time (collectively, the “Company SARs”) shall be converted into a stock appreciation right (an “Adjusted SAR”) with respect to, on the same terms and conditions as applied to each such Company SAR immediately prior to the Effective Time (taking into account any accelerated vesting or other rights, such as the right to surrender for cash, with respect to such Company SARs in accordance with the terms thereof), the number of whole shares of Parent Common Stock that is equal to the number of shares of Company Common Stock with respect to which such Company SAR is subject to immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share), at a base price per share of Parent Common Stock (rounded up to the nearest whole penny) equal to the base price for each such share of Company Common Stock subject to such Company SAR immediately prior to the Effective Time divided by the Exchange Ratio.

(c) As of the Effective Time, each restricted share of Company Common Stock granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time (collectively, the “Company Restricted Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive (the “Parent Restricted Share Right”), on the same terms and conditions as applied to each such Company Restricted Share immediately prior to the Effective Time (including the same transfer restrictions taking into account any accelerated vesting of such Company Restricted Share in accordance with the terms thereof), the Merger Consideration; provided, however, that, upon the lapsing of restrictions with respect to each such Parent Restricted Share Right in accordance with the terms applicable to the corresponding Company Restricted Share immediately prior to the Effective Time, Parent shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax law with respect to the lapsing of such restrictions.

(d) As of the Effective Time, each restricted share unit with respect to shares of Company Common Stock granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time (collectively, the “Company RSUs”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted share unit, on the same terms and conditions as applied to each such Company RSU immediately prior to the Effective Time (taking into account any accelerated vesting of such Company RSU in accordance with the terms thereof), with respect to the number of shares of Parent Common Stock that is equal to the number of shares of Company Common Stock subject to the Company RSU immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole share) (a “Parent RSU”) The obligations in respect of the Parent RSUs shall be payable or distributable in accordance with the terms of the agreement, plan or arrangement relating to such Parent RSUs.

(e) As of the Effective Time, all amounts denominated in Company Common Stock and held in participant accounts (collectively, the “Company Deferred Equity Units”) either pursuant to Company’s 2003 Non-Employee Directors’ Fee Plan, Company’s 2004 Executive Equity Deferral Program or pursuant to any other nonqualified deferred compensation program or any individual deferred compensation agreements (collectively, the “Company Deferred Equity Unit Plans”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into deferred equity units, on the same terms and conditions as applied to such Company Deferred Equity Units immediately prior to the Effective Time (taking into account any accelerated vesting of such Company Deferred Equity Units in accordance with the terms thereof), with respect to the number of shares of Parent Common Stock that is equal to the number of shares of Company Common Stock in which such Company Deferred Equity Units are denominated immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole share) (a “Parent Deferred Equity Unit”). The obligations in respect of the Parent Deferred Equity Units shall be payable or distributable in accordance with the terms of the Company Deferred Equity Unit Plan relating to such Parent Deferred Equity Units.

(f) As of the Effective Time, Parent shall assume the obligations and succeed to the rights of Company under the Company Stock Plans with respect to the Company Options (as converted into Adjusted Options), the Company SARs (as converted into Adjusted SARs), the Company RSUs (as converted into Parent RSUs), the Company Deferred Equity Units (as converted into Parent Deferred Equity Units) and Company Restricted Shares (as converted into Parent Restricted Share Rights). Company and Parent agree that prior to the Effective Time each of the Company Stock Plans shall be amended, to the extent possible without requiring stockholder approval of such amendments, (i) if and to the extent necessary and practicable, to reflect the transactions contemplated by this Agreement, including the conversion of the Company Options, Company SARs, Company Restricted Shares and Company RSUs pursuant to paragraphs (a), (b), (c), (d) and (e) above and the substitution of Parent for Company thereunder to the extent appropriate to effectuate the assumption of such Company Stock Plans by Parent, (ii) to preclude any automatic or formulaic grant of options, restricted shares or other awards thereunder on or after the Effective Time (other than with respect to the dividend reinvestment feature of any such plan), and (iii) to the extent requested by Parent in a timely manner and subject to compliance with applicable law and the terms of the plan, to terminate any or all Company Stock Plans effective immediately prior to the Effective Time (other than with respect to outstanding awards thereunder). From and after the Effective Time, all references to Company (other than any references relating to a “Change in Control” of Company) in each Company Stock Plan and in each agreement evidencing any award of Company Options, Company SARs, Company Restricted Shares, Company RSUs or Company Deferred Equity Units shall be deemed to refer to Parent, unless Parent determines otherwise.

(g) Parent shall take all action necessary or appropriate to have available for issuance or transfer a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Adjusted Options or the Adjusted SARs or settlement of the Parent RSUs or Parent Deferred Equity Units. All of the conversions and adjustments made pursuant to this Section 1.5, including without limitation, the determination of the number of shares of Parent Common Stock subject to any award and the exercise price of the Adjusted Options or base price of the Adjusted SARs, shall be made in a manner consistent with the requirements of Section 409A of the Code. Promptly after the Effective Time, Parent shall prepare and file with the SEC a post-effective amendment converting the Form S-4 to a Form S-8 (or file such other appropriate form) registering a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this paragraph (g).

(h) Company shall, prior to the Effective Time, take all actions necessary to terminate the employee stock purchase plan portion of Company’s Global Stock Plan (such portion, the “Company ESPP”) effective as of the Effective Time and all outstanding rights thereunder at the Effective Time. The offering period in effect as of immediately prior to the Effective Time shall end in accordance with the terms of the Company ESPP and each participant in the Company ESPP will be credited with the number of share(s) of Company Common Stock purchased for his or her account(s) under the Company ESPP in respect of the applicable offering period in accordance with the terms of the Company ESPP. The options to acquire Company Common Stock under the UK ShareSave Scheme of Company’s Global Stock Plan (the “Company SAYE”) shall be treated in accordance with Section 6 of the Company SAYE and, to the extent required thereunder to remain outstanding following the Effective Time and converted into the right to receive shares of Parent Common Stock in the same manner as provided in Section 1.5(a) or as otherwise required by applicable law.

1.6 Certificate of Formation and Limited Liability Company Agreement of the Surviving Company.  At the Effective Time, the certificate of formation of Merger Sub shall, by virtue of the Merger, be amended and restated in its entirety to read as the certificate of formation of Merger Sub in effect immediately prior to the Effective Time, except that Item 1 thereof shall read as follows: “The name of the limited liability company is Countrywide Financial LLC,” and as so amended, shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with applicable law. The limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Company until thereafter amended in accordance with applicable law and the terms of such limited liability company agreement.

1.7 Directors and Officers.  The directors of Company and its Subsidiaries immediately prior to the Effective Time shall submit their resignations to be effective as of the Effective Time. The directors, if any, and officers of Merger Sub shall, from and after the Effective Time, become the directors and officers, respectively, of the Surviving Company until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Company.

1.8 Tax Consequences.  It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Exchange Agent.  Prior to the Effective Time Parent shall appoint a bank or trust company Subsidiary of Parent or another bank or trust company reasonably acceptable to Company, or Parent’s transfer agent, pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2 Deposit of Merger Consideration.  At or prior to the Effective Time, Parent shall (i) authorize the Exchange Agent to issue an aggregate number of shares of Parent Common Stock equal to the aggregate Merger Consideration, and (ii) deposit, or cause to be deposited with, the Exchange Agent, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f) (the “Exchange Fund”).

2.3 Delivery of Merger Consideration.

(a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificates)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b) Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of Company Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in respect of the shares of Company Common Stock represented by its Certificate or Certificates. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Parent Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Parent Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Common Stock issuable with respect to such Certificate.

(d) In the event of a transfer of ownership of a Certificate representing Company Common Stock that is not registered in the stock transfer records of Company, the fractional shares of Parent Common Stock and cash in lieu of fractional shares of Parent Common Stock comprising the Merger Consideration shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Parent that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Parent) shall be entitled to deduct and withhold from any cash in lieu of fractional shares of Parent Common Stock otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as the Exchange Agent or Parent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Parent, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average, rounded to the nearest one ten thousandth, of the closing sale prices of Parent Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the five trading days immediately preceding the date of the Effective Time by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Company as of the first anniversary of the Effective Time may be paid to Parent. In such event, any former stockholders of Company who have not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in the disclosure schedule (the “Company Disclosure Schedule”) delivered by Company to Parent prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Company’s covenants contained herein, provided, however, that disclosure in any section of such schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement, provided, further, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2 and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect (as defined in Section 3.8) on Company), Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Company is duly registered with the Office of Thrift Supervision (“OTS”) as a savings and loan holding company under the Home Owners’ Loan Act of 1933, as amended (the “Home Owners’ Loan Act”).

(b) True, complete and correct copies of the Restated Certificate of Incorporation of Company (the “Company Certificate”), and the Amended and Restated Bylaws of Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Parent.

(c) Each Subsidiary of Company (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate power and authority or other power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The certificates of incorporation, by-laws and similar governing documents of each Subsidiary of Company, copies of which have previously been made available to Parent, are true, complete and correct copies of such documents as of the date of this Agreement. As used in this Agreement, the word “Subsidiary”, when used with respect to either party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”).

(d) The deposit accounts of Countrywide Bank, fsb are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Countrywide Bank, fsb is a member in good standing of the Federal Home Loan Bank of Atlanta (the “FHLBA”).

(e) The minute books of Company previously made available to Parent contain true, complete and correct records of all meetings and other corporate actions held or taken since January 1, 2005 of its stockholders and Board of Directors (including committees of its Board of Directors).

3.2 Capitalization.  (a) The authorized capital stock of Company consists of 1,000,000,000 shares of Company Common Stock, par value $0.05 per share, of which, as of December 31, 2007 (the “Company Capitalization Date”), 578,919,834 shares, including all Company Restricted Shares, were issued and outstanding, and 1,500,000 shares of preferred stock, par value $0.05 per share (the “Company Preferred Stock”), of which, as of the Company Capitalization Date, (i) 250,000 shares were designated as Series A Participating Preferred Stock, none of which were outstanding, and (ii) 20,000 shares were designated, issued and outstanding as Series B Preferred Stock. As of the Company Capitalization Date, no shares of Company Common Stock or Company Preferred Stock were reserved for issuance except for (u) 49,693,066 shares of Company Common Stock reserved for issuance in connection with Company Options and Company SARs under the Company Stock Plans that are outstanding as of the Company Capitalization Date, (v) 1,056,172 shares of Company Common Stock reserved for issuance upon settlement of the Company RSUs and Company Deferred Equity Units that are outstanding as of the Company Capitalization Date, (w) 111,111,111 shares of Company Common Stock reserved for issuance upon conversion of the Series B Preferred Stock, (x) 72,300,000 shares of Company Common Stock reserved for issuance upon conversion of Company’s Series A and Series B floating rate convertible debentures, (y) 26,601,024 shares of Company Common Stock reserved for issuance under Company’s dividend reinvestment plan and 401(k) plan and (z) 250,000 shares of Series A Participating Preferred Stock reserved for issuance in accordance with the Amended and Restated Rights Agreement, dated as of November 27, 2001, as amended, between Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”), pursuant to which Company has issued rights to purchase Series A Participating Preferred Stock (“Rights”). All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Company may vote (“Voting Debt”) are issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement, including with respect to the Company Stock Plans as set forth herein, the Certificate of Designation of the Series B Preferred Stock, and the Rights Agreement, Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Company Common Stock, Company Preferred Stock, Voting Debt or any other equity securities of Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of Company. As of the date of this Agreement, except as provided in the Certificate of Designation of the Series B Preferred Stock, there are no contractual obligations of Company or any of its Subsidiaries (I) to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any equity security of Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Company or its Subsidiaries or (II) pursuant to which Company or any of its Subsidiaries is or could be required to register shares of Company capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”).

(b) Company has provided Parent with a true, complete and correct list of the aggregate number of shares of Company Common Stock issuable upon the exercise of each Company Option and Company SAR and settlement of each Company RSU and Company Deferred Equity Unit granted under the Company Stock Plans that were outstanding as of the Company Capitalization Date and the exercise price for each such Company Option and Company SAR. Other than the Company Options, Company SARs, Company Restricted Shares, Company RSUs and Company Deferred Equity Units that are outstanding as of the Company Capitalization Date, no other equity-based awards are outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, Company has not (A) issued or repurchased any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of Company, other than the issuance of shares of Company Common Stock in connection with the exercise of Company Options or Company SARs or settlement of the Company RSUs or Company Deferred Equity Units granted under the Company Stock Plans or Company Deferred Equity Unit Plans that were outstanding on the Company Capitalization Date or (B) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company capital stock or any other equity-based awards under any of the Company Stock Plans.

(c) Except for any director qualifying shares, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Company are owned by Company, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.  (a) Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Company. The Board of Directors of Company has determined unanimously that this Agreement is advisable and in the best interests of Company and its stockholders and has directed that this Agreement be submitted to Company’s stockholders for approval and adoption at a duly held meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of Company, enforceable against Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b) Neither the execution and delivery of this Agreement by Company nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Certificate or Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, Company Securitization Document, agreement, by-law or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

3.4 Consents and Approvals.  Except for (i) the filing of an application (the “BHCA Application”) with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under Section 4 of the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and approval of such application, (ii) the filing of any required applications, filings or notices with any foreign, federal or state banking, consumer finance, mortgage banking, insurance or other regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”) and approval of or non-objection to such applications, filings and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement in definitive form relating to the meeting of Company’s stockholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”) and of a registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4 and the filing and effectiveness of the registration statement contemplated by Section 1.5(e), (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (v) any notices to or filings with the Small Business Administration (the “SBA”), (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable industry self-regulatory organization (“SRO”), and the rules of the NYSE, (vii) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and approval of listing of such Parent Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Company of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Company of this Agreement.

3.5 Reports; Regulatory Matters.

(a) Company and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2005 with (i) the OTS, (ii) the Federal Reserve Board, (iii) the FDIC, (iv) the Office of the Comptroller of the Currency, (v) the NYSE, (vi) any state consumer finance or mortgage banking regulatory authority or other Agency, (vii) any state agency charged with the regulation of the business of insurance (an “Insurance Department”), (viii) the SEC, (ix) any foreign regulatory authority and (x) any SRO (collectively, and together with applicable insurance regulatory authorities, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2005, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or other Governmental Entity in the ordinary course of the business of Company and its Subsidiaries, no Regulatory Agency or other Governmental Entity has initiated since January 1, 2005 or has pending any proceeding, enforcement action or, to the knowledge of Company, investigation into the business, disclosures or operations of Company or any of its Subsidiaries. Since January 1, 2005, no Regulatory Agency or other Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Company, investigation into the business, disclosures or operations of Company or any of its Subsidiaries. There is no unresolved, or, to Company’s knowledge, threatened criticism, comment, exception or stop order by any Regulatory Agency or other Governmental Entity with respect to any report or statement relating to any examinations or inspections of Company or any of its Subsidiaries. Since January 1, 2005, there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or other Governmental Entity with respect to the business, operations, policies or procedures of Company or any of its Subsidiaries (other than normal examinations conducted by a Regulatory Agency or other Governmental Entity in Company’s ordinary course of business).

(b) Neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2005 a recipient of any supervisory letter from, or since January 1, 2005 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business (or to Company’s knowledge that, upon consummation of the Merger, would restrict in any material respect the conduct of the business of Parent or any of its Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated savings and loan holding companies or their Subsidiaries (each item in this sentence, a “Company Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised since January 1, 2005 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement. To the knowledge of Company, there has not been any event or occurrence since January 1, 2005 that would result in a determination that Countrywide Bank, fsb is not “well capitalized” as a matter of U.S. federal banking law.

(c) Company has previously made available to Parent an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Company or any of its Subsidiaries pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since January 1, 2005 (the “Company SEC Reports”) and prior to the date of this Agreement and (ii) communication mailed by Company to its stockholders since January 1, 2005 and prior to the date of this Agreement. No such Company SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. Each current Subsidiary of Company that has filed since January 1, 2005 a Form S-3 registration statement with the SEC meets the requirements for the use of Form S-3, and no event has occurred that would reasonably be expected to result in Form S-3 eligibility requirements no longer being satisfied by any such Subsidiary. No executive officer of Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

3.6 Financial Statements.

(a) The financial statements of Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP has not resigned or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Company nor any of its Subsidiaries has any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 (including any notes thereto) and (ii) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2007 or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its

Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 3.6(c). Company (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Company by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Company’s outside auditors and the audit committee of Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting. These disclosures were made in writing by management to Company’s auditors and audit committee, a copy of which has previously been made available to Parent. As of the date hereof, there is no reason to believe that Company’s outside auditors, chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since December 31, 2006, (i) neither Company nor any of its Subsidiaries nor, to the knowledge of Company, any director, officer, employee, auditor, accountant or representative of Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents to the Board of Directors of Company or any committee thereof or to any director or officer of Company.

3.7 Broker’s Fees.  Neither Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than as set forth on Section 3.7 of the Company Disclosure Schedule and pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to Parent.

3.8 Absence of Certain Changes or Events.  (a) Since September 30, 2007, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent or Company, as the case may be, a material adverse effect on (i) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a “Material Adverse Effect” shall not be deemed to include effects to the extent resulting from (A) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable generally to companies in the industries in which such party and its Subsidiaries operate, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) actions or omissions taken with the prior written consent of the other party, (D) changes, after the date hereof, in global or national political conditions or general economic or market conditions generally affecting other companies in the industries in which such party and its Subsidiaries operate or (E) the public disclosure of this Agreement or the transactions contemplated hereby, except, with respect to clauses (A) and (B), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

(b) Since September 30, 2007 through and including the date of this Agreement, Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

(c) Since September 30, 2007, neither Company nor any of its Subsidiaries has (i) except for (A) normal increases for or payments to employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Executive Officers”)) made in the ordinary course of business consistent with past practice or (B) as required by applicable law or contractual obligations existing as of the date hereof, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any Executive Officer or other employee or director from the amount thereof in effect as of September 30, 2007, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (in each case, except as required under the terms of agreements or severance plans listed on Section 3.11 of the Company Disclosure Schedule, as in effect as of the date hereof ), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of Company Common Stock, any restricted shares of Company Common Stock or any right to acquire any shares of its capital stock, or any right to payment based on the value of Company’s capital stock, to any Executive Officer or other employee or director other than grants to employees (other than Executive Officers) made in the ordinary course of business consistent with past practice under the Company Stock Plans, (iii) changed any financial accounting methods, principles or practices of Company or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, (iv) suffered any strike, work stoppage, slow-down, or other labor disturbance, or (v) except for publicly disclosed ordinary dividends on the Company Common Stock or Series B Preferred Stock and except for distributions by wholly-owned Subsidiaries of Company to Company or another wholly-owned Subsidiary of Company, made or declared any distribution in cash or kind to its stockholder or repurchased any shares of its capital stock or other equity interests.

3.9 Legal Proceedings.  (a) Neither Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions, suits or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries or to which any of their assets are subject.

(b) There is no judgment, settlement agreement, order, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated savings and loan holding companies or their Subsidiaries) imposed upon Company, any of its Subsidiaries or the assets of Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Parent or any of its Subsidiaries).

3.10 Taxes and Tax Returns.

(a) Each of Company and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. The federal, California and New York state income Tax returns of Company and its Subsidiaries have been examined by the Internal Revenue Service (the “IRS”) or other relevant taxing authority for all years to and including the years ending December 2004, December 2001 and February 2001, respectively, and any liability with respect thereto has been satisfied or any liability with respect to deficiencies asserted as a result of such examination is covered by reserves that are adequate under GAAP. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon Company or any of its Subsidiaries for which Company does not have reserves that are adequate under GAAP. Neither Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Company and its Subsidiaries). Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part), neither Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Company or any of its Subsidiaries. The aggregate balance of the reserve for bad debts described in any provision under state or local laws and regulations similar to Section 593(g)(2)(A)(ii) of the Code of Company and its Subsidiaries is not greater than $1,000,000. Neither Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

(c) As used in this Agreement, the term “Tax Return” means a report, return or other information (including any amendments) required to be supplied to a governmental entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes Company or any of its Subsidiaries.

(d) Company and its Subsidiaries have complied in all material respects with all applicable laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 3402 of the Code or any comparable provision of any state, local or foreign laws) and have, within the time and in the manner prescribed by applicable law, withheld from and paid over all amounts required to be so withheld and paid over under applicable laws.

3.11 Employee Matters.

(a) Section 3.11 of the Company Disclosure Schedule sets forth a true, complete and correct list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and each employment, consulting, bonus, incentive or deferred compensation, vacation, stock option or other equity-based, severance, termination, retention, change of control, profit-sharing, fringe benefit or other similar plan, program, agreement or commitment, whether written or unwritten, for the benefit of any employee, former employee, director or former director of Company or any of its Subsidiaries entered into, maintained or contributed to by Company or any of its Subsidiaries or to which Company or any of its Subsidiaries is obligated to contribute, or with respect to which Company or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including any liability arising out of an indemnification, guarantee, hold harmless or similar agreement) or otherwise providing benefits to any current, former or future employee, officer or director of Company or any of its Subsidiaries or to any beneficiary or dependant thereof (such plans, programs, agreements and commitments, herein referred to as the “Company Benefit Plans”).

(b) With respect to each Company Benefit Plan, Company has made available to Parent true, complete and correct copies of the following (as applicable): (i) the written document evidencing such Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof; (ii) the summary plan description; (iii) the most recent annual report, financial statement and/or actuarial report; (iv) the most recent determination letter from the IRS; (v) the most recent Form 5500 required to have been filed with the IRS, including all schedules thereto; (vi) any related trust agreements, insurance contracts or documents of any other funding arrangements; (vii) any notices to or from the IRS or any office or representative of the Department of Labor relating to any compliance issues in respect of any such Company Benefit Plan; (viii) all amendments, modifications or material supplements to any Company Benefit Plan; and (ix) documents evidencing any discrimination or coverage tests performed during the last plan year. Except as specifically provided in the foregoing documents made available to Parent, there are no amendments to any Company Benefit Plan that have been adopted or approved nor has Company or any of its Subsidiaries taken substantial steps to make any such amendments or to adopt or approve any new Company Benefit Plan.

(c) With respect to each of the Company Benefit Plans, no event has occurred and there exists no condition or set of circumstances in connection with which Company or any of its Subsidiaries would be subject to any liability that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect on Company. Company and each of its Subsidiaries have operated and administered each Company Benefit Plan in compliance with all applicable laws and the terms of each such plan. The terms of each Company Benefit Plan are in compliance with all applicable laws. Each Company Benefit Plan that is intended to be “qualified” under Section 401 and/or 409 of the Code has received a favorable determination letter from the IRS to such effect and, to the knowledge of Company, no fact, circumstance or event has occurred or exists since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. There are no pending or, to the knowledge of Company, threatened or anticipated claims by, on behalf of or against any of the Company Benefit Plans, any fiduciaries of such Company Benefit Plan (with respect to whom Company has an indemnification obligation) with respect to their duties to any Company Benefit Plan, or against the assets of such Company Benefit Plan or any trust maintained in connection with such Company Benefit Plan (other than routine claims for benefits). All contributions, premiums and other payments required to be made with respect to any Company Benefit Plan have been made on or before their due dates under applicable law and the terms of such Company Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any Company Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of Company included in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 (including any notes thereto) or liability therefor was incurred in the ordinary course of business consistent with past practice since September 30, 2007. There is not now, and to the knowledge of Company there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Company Benefit Plan or the imposition of any pledge, lien, security interest or encumbrance on the assets of Company or any of its Subsidiaries or any of their respective ERISA Affiliates (as defined below) under ERISA or the Code, or similar laws of foreign jurisdictions. No “excess contributions” have been made that would be non-deductible or that would subject Company or any of its Subsidiaries to the excise tax imposed under Section 4972 of the Code. To the extent any Company Benefit Plan provides benefits in the form of, or permits investment in, securities of Company or any of its Subsidiaries, the interests in such Company Benefit Plan are subject to a current, effective registration statement under the Securities Act, or are subject to an exemption from registration and the requirements of such exemption have been satisfied, and the participants in such plan have been provided a current prospectus to the extent required by applicable law.

(d) Neither Company nor any of its Subsidiaries nor any trade or business, whether or not incorporated, that, together with Company or any of its Subsidiaries would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”), maintains or contributes to, or during the five-year period prior to the date hereof has maintained or contributed to, (x) any “employee benefit plan” within the meaning of Section 3(3) of ERISA that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (y) a “multiemployer plan” within the meaning of Section 3(37) and 4001(a)(3) of ERISA or a “multiple employer plan” within the meaning of Sections 4063/4064 of ERISA or Section 413(c) of the Code. Neither Company nor any of its Subsidiaries has incurred, either directly or indirectly (including as a result of any indemnification or joint and several liability obligation), any liability pursuant to Title I or IV of ERISA other than plan funding obligations in the ordinary course and Pension Benefit Guaranty Corporation (“PBGC”) premiums (including any Controlled Group Liability as a result of its relationship with an ERISA Affiliate) or the penalty Tax, excise Tax or joint and several liability provisions of the Code relating to employee benefit plans, whether contingent or otherwise, including pursuant to any non-exempt “prohibited transactions” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and no event, transaction, fact or condition exists that presents a risk to Company or any ERISA Affiliate of Company of incurring any such liability, or after the Effective Time, to Parent or any of its Affiliates, in each case, with respect to the Company Benefit Plans. No Company Benefit Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. With respect to each Company Benefit Plan that is a “multiemployer plan,” no complete or partial withdrawal from such plan has been made by Company or any of its Subsidiaries, or by any other person, that would reasonably be expected to result in any material liability to Company or any of its Subsidiaries, whether such liability is contingent or otherwise, and if Company or any of its Subsidiaries were to withdraw from any such Company Benefit Plan, such withdrawal would not result in any material liability to Company or any of its Subsidiaries. During the five-year period prior to the date hereof, with respect to any Company Benefit Plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code (i) there has not been a partial termination, and (ii) none of the following events has occurred: (x) the filing of a notice of intent to terminate, (y) the treatment of an amendment to such a Company Benefit Plan as a termination under Section 4041 of ERISA or (z) the commencement of proceedings by the PBGC to terminate such a Company Benefit Plan and (iii) there has been no “reportable event” within the meaning of Section 4043 of ERISA and the regulations and interpretations thereunder which required a notice to the PBGC which has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would constitute grounds for the PBGC to institute involuntary termination proceedings with respect to any Company Benefit Plan that is subject to Title IV of ERISA. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) resulting from a violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health plan requirements of Sections 601 et seq. of the Code and Section 601 et seq. of ERISA and (v) under corresponding or similar provisions of foreign laws or regulations.

(e) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then current value of assets of such Company Benefit Plan or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the financial statements of Company or its applicable Subsidiary previously filed with the SEC. With respect to each Company Benefit Plan for which financial statements are required there has been no material adverse change in the financial status of such Company Benefit Plan since the date of the most recent financial statements provided to Parent by Company.

(f) No Company Benefit Plan is under audit or is the subject of an investigation by the IRS, the Department of Labor, the PBGC, the SEC or any other Governmental Entity, nor is any such audit or investigation pending or, to Company’s knowledge, threatened.

(g) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or (v) result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. No Company Benefit Plan provides for the reimbursement of excise Taxes under Section 4999 of the Code or any income Taxes under the Code.

(h) No payment made or to be made in respect of any employee or former employee of Company or any of its Subsidiaries is reasonably expected to be nondeductible by reason of Section 162(m) of the Code.

(i) Neither Company nor any of its Subsidiaries has any liability with respect to an obligation to provide post-employment welfare benefits (whether or not insured) with respect to any person beyond their retirement or other termination of service, other than coverage mandated by Section 4980B of the Code or applicable state or local law.

(j) With respect to the employees of Company and its Subsidiaries, all social security payments, including payments to any public pension scheme, compulsory retirement insurance, unemployment insurance, compulsory long term care insurance, compulsory occupational disability insurance, and compulsory health and safety insurance required to be made have been timely and properly made.

(k) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) and any award thereunder, in each case that is subject to Section 409A of the Code has been operated in compliance in all material respects with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code and (B)(1) the proposed and final Treasury Regulations issued thereunder and (2) Internal Revenue Service Notice 2005-1, all subsequent Internal Revenue Service Notices and other interim guidance on Section 409A of the Code and (clauses (A) and (B), together, the “409A Authorities”). No Company Benefit Plan that would be a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the “AJCA”), has been “materially modified” within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA and the 409A Authorities. No assets set aside for the payment of benefits under any Nonqualified Deferred Compensation Plan are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held. To the extent any Nonqualified Deferred Compensation Plan provides for earnings with respect to deferred amounts that are measured other than by reference to a fixed rate of return, the interests in such Nonqualified Deferred Compensation Plan are subject to a current, effective registration statement under the Securities Act or are subject to an exemption from registration and the requirements of such exemption have been satisfied.

(l) All Company Options have been granted in compliance with the terms of the applicable Company Benefit Plans, with applicable law, and with the applicable provisions of the Company Certificate and Company Bylaws as in effect at the applicable time, and all such Company Options are accurately disclosed as required under applicable law in the Company SEC Reports, including the financial statements contained therein or attached thereto (if amended or superseded by a filing with the SEC made prior to the date of this Agreement, as so amended or superseded). In addition, Company has not issued any Company Options or Company SARs pertaining to shares of Company Common Stock under any Company Benefit Plan with an exercise price that is less than the “fair market value” of the underlying shares on the date of grant, as determined for financial accounting purposes under GAAP.

(m) Neither Company nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement and there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Company or any of its Subsidiaries or compel Company or any of its Subsidiaries to bargain with any such labor union, works council or labor organization. There are no labor related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the knowledge of Company, threatened and neither Company nor any of its Subsidiaries has experienced any such labor related controversy, strike, slowdown, walkout or other work stoppage within the past three years. Neither Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of Company and its Subsidiaries are in compliance with all applicable laws relating to labor, employment, termination of employment or similar matters, including but not limited to laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and have not engaged in any unfair labor practices or similar prohibited practices. Except as would not result in any material liability to Company or any of its Subsidiaries, there are no complaints, lawsuits, arbitrations, administrative proceedings, or other proceedings of any nature pending or, to the knowledge of Company, threatened against Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any such law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Company has made available to Parent a copy of all written policies and procedures related to Company’s and its Subsidiaries’ employees and a written description of all material unwritten policies and procedures related to Company’s and its Subsidiaries’ employees.

(n) Within the last six months, neither Company nor any of its Subsidiaries has incurred any liability or obligation which remains unsatisfied under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state or local laws regarding the termination or layoff of employees.

(o) No material penalties have been imposed on Company, any Subsidiary, any Company Benefit Plan, or any employee, officer, director, administrator or agent thereof under Sections 1176 or 1177 of the Health Insurance Portability and Accountability Act of 1996, as amended.

(p) Neither Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and neither Company nor any of its Subsidiaries has any knowledge of any material plan defect that would qualify for correction under any such program.

3.12 Compliance with Applicable Law.  (a) Company and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any respect under any, law applicable to Company or any of its Subsidiaries.

(b) Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law. None of Company, any of its Subsidiaries, or any director, officer or employee of Company or of any of its Subsidiaries has committed any breach of trust or fiduciary duty with respect to any such fiduciary account and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.13 Certain Contracts.  (a) Neither Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, Executive Officers, employees or consultants, other than in the ordinary course of business consistent with past practice, (ii) which, upon execution of this Agreement or consummation or stockholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Parent, Company, the Surviving Company, or any of their respective Subsidiaries to any Executive Officer or employee of Company or any of its Subsidiaries, (iii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Reports filed prior to the date hereof, (iv) that materially restricts the conduct of any line of business by Company or any of its Subsidiaries or, to the knowledge of Company, upon consummation of the Merger will materially restrict the ability of Parent, the Surviving Company or any of their respective Subsidiaries to engage in any line of business, (v) that obligates Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party or upon consummation of the Merger will obligate Parent, the Surviving Company or any of their respective Subsidiaries to conduct business with any third party on an exclusive or preferential basis, (vi) that requires Company or any of its Subsidiaries to repurchase or indemnify with respect to a material portion of Previously Disposed of Loans, (vii) with or to a labor union or guild (including any collective bargaining agreement) or (viii) including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the execution of this Agreement, the occurrence of any stockholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of or affected by any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Company Disclosure Schedule, is referred to as an “Company Contract.”

(b) (i) Each Company Contract is valid and binding on Company or its applicable Subsidiary, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect, (ii) Company and each of its Subsidiaries and, to Company’s knowledge, each other party thereto has duly performed all obligations required to be performed by it to date under each Company Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Company or any of its Subsidiaries or, to Company’s knowledge, any other party thereto under any such Company Contract. There are no disputes pending or, to Company’s knowledge, threatened with respect to any Company Contract.

3.14 Risk Management Instruments.  (a) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, servicing rights, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided that, for the avoidance of doubt, the term “Derivative Transactions” shall not include any Company Option.

(b) All Derivative Transactions, whether entered into for the account of Company or any of its Subsidiaries or for the account of a customer of Company or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Company and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are valid and binding obligations of Company or one of its Subsidiaries enforceable against it in accordance with their terms (subject to the Bankruptcy and Equity Exception), and are in full force and effect. Company and its Subsidiaries and, to Company’s knowledge, all other parties thereto have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to Company’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.15 Investment Securities and Commodities.  (a) Except as would not reasonably be expected to have a Material Adverse Effect on Company, each of Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Company or its Subsidiaries. Such securities and commodities are valued on the books of Company in accordance with GAAP in all material respects.

(b) Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) which Company believes are prudent and reasonable in the context of such businesses. Prior to the date hereof, Company has made available to Parent in writing the material Policies, Practices and Procedures.

3.16 Warehouse Loan Portfolio.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth the aggregate outstanding principal amount, as of December 31, 2007, of all loan agreements, notes or borrowing arrangements payable to Company or its Subsidiaries other than Loans (as defined in Section 3.20) (collectively, “Warehouse Loans”).

(b) Section 3.16(b) of the Company Disclosure Schedule sets forth all Warehouse Loans outstanding as of December 31, 2007 that were designated as of such date by Company as “Special Mention”, “Substandard”, “Doubtful”, “Loss”, or words of similar import, together with the principal amount of each such Warehouse Loan and the amount of specific reserves with respect to each such Warehouse Loan.

3.17 Property.  Company or one of its Subsidiaries (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in such Company SEC Reports as being owned by Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Company SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Company’s knowledge, the lessor. The Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Real Property are in good operating condition and in a state of good working order, ordinary wear and tear excepted. There are no pending or, to the knowledge of Company, threatened condemnation proceedings against the Real Property. Company and its Subsidiaries are in compliance with all applicable health and safety related requirements for the Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970. Company and its Subsidiaries own and have good and valid title to, or have valid rights to use, all material tangible personal property used by them in connection with the conduct of their businesses, in each case, free and clear of all Liens, other than Permitted Encumbrances.

3.18 Intellectual Property.

(a) Definitions.  For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Company IP” means all Intellectual Property owned, used, held for use or exploited by Company or any of its Subsidiaries.

“Customer Information” means information and data, whether proprietary or not, relating to customers, clients of customers or end-users.

“Intellectual Property” means collectively, all intellectual property and other similar proprietary rights in any jurisdiction throughout the world, whether owned, used or held for use under license, whether registered or unregistered, including such rights in and to: (i) trademarks, service marks, brand names, certification marks, trade dress, logos, trade names and corporate names and other indications of origin, and the goodwill associated with any of the foregoing (collectively, “Trademarks”); (ii) patents and patent applications, and any and all divisions, continuations, continuations-in-part, reissues, continuing patent applications, provisional patent applications, re-examinations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like rights (collectively, “Patents”), and inventions, invention disclosures, discoveries and improvements, whether or not patentable; (iii) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory law and common law), business, technical and know-how information, non-public information, and confidential information and rights to limit the use or disclosure thereof by any person (collectively, “Trade Secrets”); (iv) all works of authorship (whether copyrightable or not), copyrights and proprietary rights in copyrighted works including writings, other works of authorship, and databases (or other collections of information, data, works or other materials) (collectively, “Copyrights”); (v) software, including data files, source code, object code, firmware, mask works, application programming interfaces, computerized databases and other software-related specifications and documentation (collectively, “Software”); (vi) designs and industrial designs; (vii) Internet domain names; (viii) rights of publicity and other rights to use the names and likeness of individuals; (ix) moral rights; and (x) claims, causes of action and defenses relating to the past, present and future enforcement of any of the foregoing; in each case of (i) to (ix) above, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Entity in any jurisdiction.

“License Agreement” means any legally binding contract, whether written or oral, and any amendments thereto (including license agreements, sub-license agreements, research agreements, development agreements, distribution agreements, consent to use agreements, customer or client contracts, coexistence, non assertion or settlement agreements), pursuant to which any interest in, or any right to use or exploit any Intellectual Property has been granted.

“Licensed Company IP” means the Intellectual Property owned by a third party that Company or any of its Subsidiaries has a right to use or exploit by virtue of a License Agreement.

“Open Source Software” means any Software that is subject to the terms of any license agreement in a manner that requires that such Software, or other Software incorporated into, derived from or distributed with such Software, be (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; or (iii) redistributable at no charge. Without limiting the foregoing, any Software that is subject to the terms of any of the licenses certified by the Open Source Initiative and listed on its website (www.opensource.org) is Open Source Software.

“Owned Company IP” means the Intellectual Property that is owned by Company or any of its Subsidiaries.

(b) Company and its Subsidiaries collectively own all right, title and interest in, or have the valid right to use, all of the Company IP, free and clear of any Liens, and there are no obligations to, covenants to or restrictions from third parties affecting Company’s or its applicable Subsidiary’s use, enforcement, transfer or licensing of the Owned Company IP.

(c) The Owned Company IP and Licensed Company IP constitute all the Intellectual Property necessary and sufficient to conduct the businesses of Company and its Subsidiaries as they are currently conducted, as they have been conducted since December 31, 2006.

(d) The Owned Company IP and, to the knowledge of Company, Licensed Company IP, are valid, subsisting and enforceable. Company and each of its Subsidiaries have complied with and are in compliance with all laws (including marking requirements and payment of all applicable fees) with respect to any such Intellectual Property that is issued, granted or registered by or with any Governmental Entity or for which an application therefor has been filed with any Governmental Entity, and all registrations of Owned Company IP are currently in good standing and subsisting.

(e) Neither Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property of any third party. There is no action, suit, claim, investigation, arbitration or any other proceeding pending or, to the knowledge of Company, threatened, (i) asserting that (A) any use or exploitation of any of the Company IP by Company or any of its Subsidiaries, or (B) the conduct of the businesses of Company and its Subsidiaries as they are currently conducted or have been conducted since December 31, 2001; in each case, infringes upon, misappropriates or otherwise violates the Intellectual Property of any third party; or (ii) asserting the invalidity, misuse or unenforceability of any item of Owned Company IP, or challenging the right to use or ownership by Company or its applicable Subsidiary of such item, and there are no grounds for any such claim or challenge. There is no outstanding order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding of any Governmental Entity by or with any Governmental Entity relating to Intellectual Property by which Company or any of its Subsidiaries is bound.

(f) No Owned Company IP or Licensed Company IP is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. To the knowledge of Company, no third party has infringed, misappropriated or otherwise violated any Owned Company IP, and there are no facts that would reasonably be expected to result in any such infringement, misappropriation or other violation. Neither Company nor any of its Subsidiaries has given any warranty or indemnification in connection with any Company IP to any third party, except for warranties or indemnities given in the ordinary course of business.

(g) Company and each of its Subsidiaries have taken all reasonable actions to maintain and protect each item of Owned Company IP and no loss of Owned Company IP is pending, reasonably foreseeable or threatened. Without limiting the foregoing, Company and each of its Subsidiaries have taken all reasonable security measures to protect the secrecy, confidentiality and value of all Company IP. The Trade Secrets of Company and its Subsidiaries have not been disclosed to any third party other than under such confidentiality agreements or other confidentiality obligations. All former and current employees, consultants and contractors of Company or any of its Subsidiaries who contribute or have contributed to the creation or development of any Company IP have executed written instruments with Company or such Subsidiary that assign to Company or such Subsidiary all rights, title and interest in and to any such contributions that Company or such Subsidiary does not already own by operation of law. No current or former employee, officer, director, stockholder, consultant or independent contractor has any valid right, claim or interest in or with respect to any Owned Company IP. No inventor listed on Company’s or its Subsidiaries’ Patents is under any obligation to assign its rights in such Patents to a former employer, person, or entity, nor is the validity of any of Company’s or its Subsidiaries’ Patents affected by the prior employment of any such inventor. Neither Company nor any of its Subsidiaries has developed jointly with any third party any Intellectual Property with respect to which such third party has any rights, and all Owned Company IP is solely owned by Company or one of its Subsidiaries.

(h) No material License Agreement pursuant to which Company or any of its Subsidiaries is entitled to use any Licensed Company IP may be unilaterally terminated by any third party which is a party to such License Agreements as a result of the consummation of the transactions provided for herein. Neither Company, nor its Subsidiaries, nor, to the knowledge of Company, any third party, is in default under any material License Agreement to which Company or any of its Subsidiaries is a party.

(i) Company’s and its Subsidiaries’ collection, storage, use and dissemination of Customer Information and any personally identifiable information are and have been in material compliance with all applicable laws relating to privacy, data security and data protection, and all applicable privacy policies and terms of use or other contractual obligations. All use, exploitation and disclosure by Company and its Subsidiaries of Customer Information and any personally identifiable information owned by a third party has been pursuant to the terms of a License Agreement or another written agreement with such third party, or is otherwise lawful. Company and each of its Subsidiaries have reasonable security and data protections in place, consistent with general industry practices, with respect to Customer Information and personally identifiable information, and there has been no material breach thereof or loss of data since December 31, 2005.

(j) To the knowledge of Company, the Software included in the Company IP, and the hardware and information technology systems currently used by Company and its Subsidiaries, are sufficient in all material respects for the purposes for which they are used in the businesses of Company and its Subsidiaries. To the knowledge of Company, the Software included in the Company IP does not contain any computer code or any other mechanisms which may (i) disrupt, disable, erase or harm in any way such Software’s operation, or cause such Software to damage or corrupt any data, hardware, storage media, programs, equipment or communications, or (ii) permit any third party to access such Software without authorization. No source code for any Software included in Owned Company IP has been delivered, licensed or made available to any escrow agent or other third party and neither Company nor any of its Subsidiaries has any current duty or obligation to deliver, license or make available such source code to any escrow agent or other third party.

(k) No Owned Company IP contains or is derived from Open Source Software and no Software that contains or is derived from Open Source Software has been distributed or licensed by Company or any of its Subsidiaries to third parties.

(l) No License Agreement that is binding upon Company or any of its Subsidiaries contains any provision that would restrict or otherwise impair the freedom of operation of Company or such Subsidiaries, whether prior to or after the Closing Date, including by means of any non-compete provision or “most favored customer” or preferred pricing provisions (each, a “Restrictive Covenant”). Without limiting the foregoing, by virtue of any obligations entered into by Company or any of its Subsidiaries, the consummation of the transactions contemplated hereunder will not result in Parent or any of its Affiliates (i) being bound by any Restrictive Covenant or (ii) granting any rights or licenses to any Intellectual Property of Parent or any of its Affiliates to any third party (including by means of a covenant not to sue or cross-license). The consummation of the transactions contemplated by this Agreement (including the Merger) will not alter, impair or extinguish any rights in Company IP.

(m) Section 3.18(m)(i) of the Company Disclosure Schedule sets forth a complete and correct list of the following categories of Owned Company IP: (i) Patents, Patent applications and invention disclosures, (ii) registered and applied for Trademarks and material unregistered Trademarks, (iii) registered and applied for Copyrights and (iv) domain names; in each case listing, as applicable (A) the name of the current owner of record, (B) the application and/or registration number and (C) the filing date and/or issue date. Except as disclosed on Section 3.18(m)(iii) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries has granted exclusively to any third party any rights under any Company IP.

3.19 Environmental Liability.  There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action or notices with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature, whether relating to the Real Property, the Mortgaged Property or otherwise, seeking to impose, or that are reasonably likely to result in, any liability or obligation of Company or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation, ordinance, or other requirement of any Governmental Entity, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any similar state laws (“Environmental Laws”), pending or threatened against Company or any of its Subsidiaries. To the knowledge of Company, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, cause of action, notice, investigation, or remediation activities that would result in any such liability or obligation of Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing. Company, its Subsidiaries, and the activities, operations and conditions on the Real Property have complied with all applicable Environmental Laws.

3.20 Mortgage Banking Business.

(a) Definitions.  For purposes of this Section 3.20, the following terms shall have the following meanings:

“Advances” means, with respect to Company, any of its Subsidiaries or the Servicing Agreements, the moneys that have been advanced by Company or any of its Subsidiaries on or before the Closing Date from its funds in connection with its servicing of the Loans in accordance with Applicable Requirements.

“Agency or Agencies” means FHA, VA, HUD, a State Agency, FNMA, FHLMC, FHLBA or GNMA, as applicable.

“Applicable Requirements” means and includes, as of the time of reference, with respect to the origination of the Pipeline Loans, or the origination, purchase, sale and servicing of the Loans, or handling of REO, or the Servicing Agreements, all of the following (in each case to the extent applicable to any particular Pipeline Loan, Loan, REO or Servicing Agreement): (i) all contractual obligations of Company and its Subsidiaries, including with respect to any Servicing under any Servicing Agreement, Master Servicing Agreement, Mortgage Note, Mortgage and other Mortgage Loan Document or any commitment or other contractual obligation relating to a Pipeline Loan, (ii) all applicable underwriting, servicing and other guidelines of Company or any of its Subsidiaries as incorporated in the Seller and Servicing Guides, (iii) all laws applicable to Company or any of its Subsidiaries, (iv) all other applicable requirements and guidelines of each governmental agency, board, commission, instrumentality and other governmental or quasi-governmental body or office having jurisdiction, including those of any applicable Agency, Investor or Insurer and (v) all other applicable judicial and administrative judgments, orders, stipulations, awards, writs and injunctions.

“Certificate Insurer” means a provider of an insurance policy insuring against certain specified losses or shortfalls with respect to Collateral Certificates or Collateral Certificate Pools.

“Collateral Certificate” means a security directly or indirectly based on and backed by a Mortgage Pool, which security has been pledged, granted or sold to secure or support payments on specific asset-backed securities that are administered pursuant to a Servicing Agreement, including any Company Securitization Interests.

“Collateral Certificate Pool” means a group of Collateral Certificates that have been pledged, granted or sold to secure or support payments on specific asset-backed securities that are administered pursuant to a specific Servicing Agreement.

“Custodial Account” means all funds held or directly controlled by Company or any of its Subsidiaries with respect to any Loan or any Collateral Certificate or any Collateral Certificate Pool, including all principal and interest funds and any other funds due Investors, buydown funds, suspense funds, funds for the payment of taxes, assessments, insurance premiums, ground rents and similar charges, funds from hazard insurance loss drafts and other mortgage escrow and impound amounts (including interest thereon for the benefit of Mortgagors, if applicable).

“Custodial File” means, with respect to a Loan, all of the documents that must be maintained on file with a document custodian, Investor, trustee or other designated agent under Applicable Requirements.

“FHA” means the Federal Housing Administration of HUD or any successor thereto.

“FHLMC” means the Federal Home Loan Mortgage Corporation or any successor thereto.

“FNMA” means the Federal National Mortgage Association or any successor thereto.

“Foreclosure” means the process culminating in the acquisition of title to a mortgaged property in a foreclosure sale or by a deed in lieu of foreclosure or pursuant to any other comparable procedure allowed under Applicable Requirements.

“GNMA” means the Government National Mortgage Association or any successor thereto.

“HUD” means the Department of Housing and Urban Development.

“Insurer” means a person who (i) insures or guarantees all or any portion of the risk of loss on any Loan, including, without limitation, any Agency and any provider of private mortgage insurance, standard hazard insurance, flood insurance, earthquake insurance or title insurance with respect to any Loan or related Mortgaged Property, (ii) provides any fidelity bond, direct surety bond, letter of credit, other credit enhancement instrument or errors and omissions policy or (iii) is a Certificate Insurer.

“Investment Commitment” means the optional or mandatory commitment of Company or any of its Subsidiaries to sell to any person, and a person to purchase from Company or any of its Subsidiaries, a Loan Held for Sale or an interest in a Loan Held for Sale owned or to be acquired by Company or any of its Subsidiaries.

“Investor” means, with respect to the Mortgage Servicing Portfolio, any Agency or Private Investor who owns or holds Loans, Collateral Certificates or Collateral Certificate Pools master serviced, serviced or subserviced by Company or any of its Subsidiaries, pursuant to a Servicing Agreement including a holder of mortgage-backed securities, mortgage pass-through certificates, participation certificates or similar securities, including any securitization trustee acting on behalf of such holder.

“Loans” means Loans Held for Sale, Serviced Loans, Previously Disposed of Loans, Paid-Off Loans and Portfolio Loans.

“Loans Held for Sale” means a mortgage loan owned by Company or any of its Subsidiaries, including a mortgage loan that has closed but not funded, and that is intended to be sold to an Investor in the ordinary course.

“Master Servicing” means master servicing services in respect of Collateral Certificates, Collateral Certificate Pools or Loans, consisting principally of one or more of the following functions (or a portion thereof): (i) the supervision and oversight of the performance by servicers of their obligations under servicing agreements, but not otherwise having the contractual responsibility to the Investor to collect payments from or enforce the Mortgage Loan Documents against individual Mortgagors, except perhaps in the event the servicer is terminated; (ii) causing Loans to be serviced in the event a servicer is terminated until a replacement servicer is retained; (iii) the calculation of payments due to owners of mortgage-backed securities, asset-backed securities, participation certificates or other similar securities or Loans; (iv) the transmittal of payments related to Loans, Collateral Certificates or Collateral Certificate Pools to the Investor; (v) the transmittal or payment of Advances; (vi) the preparation of reports to Investors, Tax authorities and the SEC; and (vii) if applicable, the compliance with REMIC or other relevant Tax requirements. For purposes of this Agreement, Master Servicing does not include Servicing where the master servicer either delegates its duties to a subservicer or servicer and has responsibility to the Investor for the acts, errors or omissions of such subservicer or servicer or otherwise has responsibility to the Investor for the primary servicing of the Loans with respect to the Mortgagors.

“Master Servicing Agreement” means an agreement pursuant to which Company or any of its Subsidiaries provides Master Servicing (including any rights to master servicing fees).

“Mortgage” means with respect to a Loan, a mortgage, deed of trust or other security instrument creating a lien upon real property and any other property described therein which secures a Mortgage Note, together with any assignment, reinstatement, extension, endorsement or modification thereof.

“Mortgage Loan Documents” means the Custodial File and all other documents relating to Loans required to document and service the Loans in accordance with Applicable Requirements, whether on hard copy, microfiche or its equivalent or in electronic format and, to the extent required by Applicable Requirements, credit and closing packages and disclosures.

“Mortgage Note” means, with respect to a Loan, a promissory note or notes, or other evidence of indebtedness, with respect to such Loan secured by a mortgage or mortgages, together with any assignment, reinstatement, extension, endorsement or modification thereof.

“Mortgage Pool” means a group of mortgage loans that have been pledged, granted or sold to secure or support payments on specific mortgage-backed securities or specific participation certificates, including Collateral Certificates and Collateral Certificate Pools.

“Mortgage Servicing Portfolio” means the portfolio of Loans, Collateral Certificates and the Collateral Certificate Pools serviced or to be serviced by Company or any of its Subsidiaries pursuant to Servicing Agreements.

“Mortgaged Property” means the real property and improvements that secure a Mortgage Note and that are subject to a Mortgage.

“Mortgagor” means the obligor(s) on a Mortgage Note.

“Originator” means, with respect to any Loan, the person or persons that (i) took the relevant Mortgagor’s loan application, (ii) processed the relevant Mortgagor’s loan application or (iii) closed and/or funded such Loan.

“Paid Off Loan” means a mortgage loan or any other type of loan that, at any time, has been owned and/or serviced (including, without limitation, master servicing and subservicing) by Company or any of its Subsidiaries (including any predecessor in interest) and has been paid off, foreclosed, or otherwise liquidated.

“Pipeline Loans” means applications in process for mortgage loans to be made by Company or any of its Subsidiaries, whether or not registered or designated as price protected on Company’s mortgage loan origination system and, in either case, that have not closed or been funded.

“Portfolio Loan” means a residential mortgage loan owned by Company or any Subsidiary or REO owned by Company or any Subsidiary which is not a Loan Held for Sale.

“Previously Disposed of Loans” means mortgage loans or any other type of loans or loan servicing rights that, as of any time, Company or any of its Subsidiaries or any predecessor in interest of Company or any of its Subsidiaries owned and subsequently sold, transferred, conveyed or assigned and for which Company or any of its Subsidiaries retains a contingent liability to third parties for failure to originate, service, sell, securitize, or otherwise handle such loans or servicing rights in accordance with the then current Applicable Requirements, including, without limitation, the obligation to repurchase or indemnify the purchaser pursuant to the applicable loan or servicing purchase agreement.

“Prior Servicer” means any person that was a master servicer, servicer or subservicer of any Loan before Company, any Subsidiary or the current Servicer, as applicable, became the master servicer, servicer or subservicer of such Loan.

“Private Investors” means Company, any of its Subsidiaries or any person other than the Agencies who owns Loans master serviced, serviced or subserviced by Company of any of its Subsidiaries pursuant to a Master Servicing Agreement or Servicing Agreement.

“Recourse” means any arrangement pursuant to which Company or any of its Subsidiaries bears the risk to (i) an Investor or (i) a purchaser of Previously Disposed of Loans of any part of the ultimate credit losses incurred in connection with a default under or Foreclosure of a Loan, except insofar as such risk of loss is based upon (A) a breach by Company or any of its Subsidiaries of any of their contractual representations, warranties or covenants or (B) expenses, such as legal fees, in excess of the reimbursement limits, if any, set forth in the Applicable Requirements. The parties acknowledge that no Recourse results from or arises under (x) the Applicable Requirements pertaining to GNMA or (y) with respect to any Master Servicing Agreement, losses as to which the responsibility or liability of Company or any of its Subsidiaries is limited to customary special hazard, bankruptcy and fraud coverages, the amount of which coverages is established by nationally recognized rating agencies in connection with rated series of mortgage pass-through certificates, participation certificates, mortgage backed securities or other similar securities.

“REMIC” means a “real estate mortgage investment conduit” within the meaning of Section 860D of the Code.

“REO” means any property acquired in the conduct of Company’s or any of its Subsidiaries’ mortgage servicing business as a result of any Foreclosure or any other method in satisfaction of indebtedness (whether for Company’s or any of its Subsidiaries’ own account or on behalf of an Investor or Insurer).

“Seller and Servicing Guides” means the (i) seller and servicer guides utilized by the Agencies and other Investors to which Company or any of its Subsidiaries have sold residential mortgage loans and/or for which Company or any of its Subsidiaries services residential mortgage loans and (ii) the manuals, guidelines and related employee reference materials utilized by Company or any of its Subsidiaries to govern its relationships with mortgage brokers, correspondent and wholesale sellers of loans or under which loans originated directly by Company or any of its Subsidiaries is made.

“Serviced Loan” means any mortgage loan with respect to which Company or any of its Subsidiaries owns or provides the Servicing.

“Servicer” means the person responsible for performing the master servicing, servicing or subservicing functions in connection with a Serviced Loan.

“Servicing” means mortgage loan servicing and subservicing rights and obligations including one or more of the following functions (or a portion thereof): (i) the administration and collection of payments for the reduction of principal and/or the application of interest on a mortgage loan; (ii) the collection of payments on account of taxes and insurance; (iii) the remittance of appropriate portions of collected payments; (iv) the provision of full escrow administration; (v) the pursuit of Foreclosure and alternate remedies against a related Mortgaged Property; (vi) the administration and liquidation of REO; (vii) the right to receive the Servicing Compensation and any ancillary fees arising from or connected to the Serviced Loans, earnings on and other benefits of the related Custodial Accounts and any other related accounts maintained by Company or any of its Subsidiaries pursuant to Applicable Requirements; (viii) any other obligation relating to servicing of mortgage loans, Collateral Certificates or Collateral Certificate Pools required under any Servicing Agreement not otherwise described in the foregoing clauses; (ix) the right to exercise any clean up calls; (x) the performance of administrative functions relating to any of the foregoing; and (xi) the provision of Master Servicing and, in each case, all rights, powers and privileges incident to any of the foregoing, and expressly includes the related Custodial Accounts, the Mortgage Loan Documents and the right to enter into arrangements with third parties that generate ancillary fees and benefits with respect to the Serviced Loans.

“Servicing Agreements” mean agreements, including Master Servicing Agreements, pursuant to which Company or any of its Subsidiaries provides Servicing in connection with Serviced Loans.

“Servicing Compensation” means any servicing fees and any excess servicing compensation which Company or any of its Subsidiaries is entitled to receive pursuant to any Servicing Agreement.

“State Agency” means any state agency or other state entity with authority to regulate the mortgage-related activities of Company or any of its Subsidiaries or to determine the investment or servicing requirements with regard to mortgage loan origination, purchasing, servicing, master servicing or certificate administration performed by Company or any of its Subsidiaries.

“VA” means the Department of Veterans Affairs or any successor thereto.

“VA Loans” means mortgage loans that are guaranteed or are eligible to be guaranteed by the VA.

(b) Without limiting the generality of Section 3.12(a), one or more of Company and its Subsidiaries is approved by and is in good standing: (i) as a non-supervised mortgagee by HUD to originate and service Title II FHA mortgage loans; (ii) as a GNMA I and II Issuer by GNMA; (iii) by the VA to originate VA Loans; and (iv) as a seller/servicer by FNMA, FHLMC and FHLBA to originate and service residential mortgage loans.

(c) The Advances are valid and subsisting amounts owing to Company and its applicable Subsidiary, were made in accordance with Applicable Requirements and are carried on the books of Company or the applicable Subsidiary at values determined in accordance with GAAP, and are not subject to setoffs or claims arising from acts or omissions of Company or any of its Subsidiaries. No Investor has claimed any defense, offset or counterclaim to repayment of any Advance that is pending.

(d) None of the Loans, Collateral Certificates, Collateral Certificate Pools, or Servicing Agreements provides for Recourse to Company or any of its Subsidiaries.

(e) With respect to each Loan and, if and to the extent specified, each Pipeline Loan (provided, for purposes of this Section 3.20(e), notwithstanding anything else to the contrary in this Agreement, the Investor, if any, for any Loans Held for Sale shall be the Investor that is party to the applicable Investment Commitment and the representations and warranties pertaining to Previously Disposed of Loans and Paid Off Loans shall be limited to Sections 3.20(e)(i)-(iv):

(i) Each Loan was originated in accordance with Applicable Requirements. Each Loan (other than a Portfolio Loan), Collateral Certificate or Collateral Certificate Pool in the Mortgage Servicing Portfolio was eligible in all material respects for sale to, insurance by, or pooling to back securities issued or guaranteed by, the applicable Investor or Insurer upon such sale, issuance of insurance or pooling, except for Serviced Loans, Collateral Certificates or Collateral Certificate Pools as to which the ineligibility for such sale, issuance of insurance or pooling would not be the contractual or legal responsibility of Company or any of its Subsidiaries under Applicable Requirements. Each Loan Held for Sale allocated to a particular Investor in accordance with the standard secondary market practices of Company is eligible in all material respects for sale under an Investment Commitment. Each Loan Held for Sale not allocated to a particular Investor in accordance with the foregoing sentence would be otherwise eligible for sale in all material respects under an Investment Commitment upon allocation to an Investor. There exists no fact or circumstance that would entitle the applicable Insurer or Investor to (A) demand from Company or any of its Subsidiaries either repurchase of any Serviced Loan or Previously Disposed of Loan or any Collateral Certificate or Collateral Certificate Pool or indemnification for losses or refuse to purchase a Loan Held for Sale, (B) impose on Company or any of its Subsidiaries sanctions, penalties or special requirements in respect of any Loan or (C) rescind any insurance policy or reduce insurance benefits in respect of any Loan which would result in a breach of any obligation of Company or any of its Subsidiaries under any agreement. Each Pipeline Loan complies in all material respects with Applicable Requirements for the stage of processing that it has achieved based on the Investor or Insurer program, if applicable, under which Company or its applicable Subsidiary originated the Pipeline Loan.

(ii) Each Loan is evidenced by a Mortgage Note and is duly secured by a valid first lien or subordinated lien on the related Mortgaged Property, in each case, on such forms and with such terms as comply with all Applicable Requirements. Each Mortgage Note and the related Mortgage is genuine and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting generally the enforcement of creditors’ rights and the discretion of a court to grant specific performance. No Loan (including Paid Off Loans and Previously Disposed of Loans) is subject to any rights of rescission, set-off, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the Mortgage Note or the Mortgage, or the exercise of any right thereunder, render either the Mortgage Note or the Mortgage unenforceable by Company or any of its Subsidiaries, in whole or in part, or subject to any right of rescission (except any Loans Held for Sale which are closed but not funded), set-off, counterclaim or defense, including the defense of usury, and no such right of rescission, set-off, counterclaim, or defense has been asserted with respect thereto. For purposes of this Section 3.20(e)(ii), references to Mortgage Notes shall be deemed to include mortgage notes in respect of REO and Paid-Off Loans.

(iii) Company and each of its Subsidiaries (in their respective capacities as Servicer or otherwise) and, to the knowledge of Company, each Originator and Prior Servicer have complied, and each Loan complied and comply, in all material respects with the Applicable Requirements including the federal Fair Housing Act, federal Equal Credit Opportunity Act and Regulation B, federal Fair Credit Reporting Act, federal Truth in Lending Act and Regulation Z, National Flood Insurance Act of 1968, federal Flood Disaster Protection Act of 1973, federal Real Estate Settlement Procedures Act and Regulation X, federal Fair Debt Collection Practices Act, federal Home Mortgage Disclosure Act and applicable state consumer credit and usury laws.

(iv) There has been no material fraudulent action on the part of the Originator or parties acting on behalf of the Originator in connection with the origination of any Loan or Pipeline Loan or the application of any insurance proceeds with respect to a Loan or the Mortgaged Property for which Company or any of its Subsidiaries is responsible to the applicable Investor or Insurer or otherwise bears the risk of loss.

(v) Each material Servicing Agreement is valid and binding on Company or its applicable Subsidiary, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect without notice by the applicable Investor of termination thereof. Company and each of its Subsidiaries and, to Company’s knowledge, each other party thereto has duly performed all obligations required to be performed by it to date under each material Servicing Agreement. No event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Company or any of its Subsidiaries or, to Company’s knowledge, any other party thereto under any such material Servicing Agreement. There are no disputes pending or, to Company’s knowledge, threatened with respect to any material Servicing Agreement. The Servicing of the Loans, Collateral Certificates and Collateral Certificate Pools complies in all material respects with all Applicable Requirements.

(vi) The custodial files relating to all Mortgage Pools have been initially certified, finally certified and/or recertified if required by the applicable Servicing Agreement and otherwise in accordance in all material respects with Applicable Requirements.

(vii) All Custodial Accounts required to be maintained by Company or any of its Subsidiaries have been established and continuously maintained in accordance with Applicable Requirements in all material respects. Subject to and in accordance with the Applicable Requirements pertaining generally to the type, size, rating or capitalization of depository institutions qualified to hold such balances, Company has the right and power to determine the financial institution in which the Custodial Accounts are held. All Mortgage Loan Documents required to be obtained and maintained by Company or any of its Subsidiaries have been obtained and continuously maintained in accordance with Applicable Requirements in all material respects.

(viii) Except for customary industry standards for indemnification and repurchase remedies in connection with agreements for the sale or servicing of mortgage loans, none of Company or any of its Subsidiaries is now nor has been, since January 1, 2005, subject to any material fine, suspension, settlement or other agreement or administrative agreement or sanction by, or any obligation to indemnify, an Agency, an Insurer or an Investor, relating to the origination, sale or servicing of mortgage loans.

(ix) No Loan is a “High Cost Loan” or “Covered Loan”, as applicable, under either the Home Ownership Equity Protection Act or a similar state or local anti-predatory lending Law, including, without limitation, as such terms are defined in the then current Standard & Poor’s LEVELS® Glossary of Terms which is now Version 5.7 Revised, Appendix E, and no mortgage Loan originated on or after October 1, 2002 through March 6, 2003 is governed by the Georgia Fair Lending Act.

(f) Company or one of its Subsidiaries is the sole owner of the Loans Held for Sale, Portfolio Loans, and Servicing, free and clear of any Liens, other than Liens in favor of Company’s or its Subsidiaries’ lenders pursuant to financing arrangements, except to the extent any Loan Held for Sale or Portfolio Loan is prepaid in full or subject to a completed Foreclosure action (or non judicial proceeding or deed in lieu of Foreclosure) in which case Company or one of its Subsidiaries shall be the sole owner of the real property securing such foreclosed loan or shall have received the proceeds of such action to which Company or its Subsidiaries was entitled, in each case free and clear of any Liens.

3.21 Securitization Matters.

(a) Each of Company and its applicable Subsidiaries and, to the knowledge of Company, each other party thereto has performed in all material respects the obligations to be performed by it under each of the Company Securitization Documents, including any required filing of any financing statements, continuation statements or amendments under the Uniform Commercial Code of each applicable jurisdiction with the appropriate filing offices.

(b) Each of the Company Securitization Interests, each series of certificates or other securities issued by any Company Securitization Trust and each of the Company Securitization Documents to which Company, any of its Subsidiaries, or any Company Securitization Trust, as the case may be, is a party, is in full force and effect and is a valid, binding and enforceable obligation of Company, such Subsidiary or any Company Securitization Trust, as the case may be, and, to the knowledge of Company, of the other parties thereto, subject to the Bankruptcy and Equity Exception. Each Company Securitization Interest (including, without limitation, each Retained Interest) is fully paid and subject to no further assessment or obligation, other than required servicing or master servicing advances in transactions for which Company or any of its Subsidiaries serves as servicer or master servicer.

(c) All Company Securitization Documents required to be qualified under the Trust Indenture Act of 1939, as amended, have been so qualified and no Company Securitization Trust is required to be registered under the Investment Company Act of 1940, as amended. The sale of all securities issued by any Company Securitization Trust was either duly registered under, or exempt from the registration requirements of, the Securities Act.

(d) Since January 1, 2005, on a consolidated basis, Company has properly accounted for the sale of all Loans under GAAP, including Statement of Financial Accounting Standards No. 140, and including in respect of the reporting of income arising from the sale of such Loans.

(e) On a consolidated basis, Company is not required to consolidate any variable interest entity under GAAP, including FIN 46 and FIN 46R, as in effect as of the date hereof in connection with any transaction related to a Company Securitization Trust.

(f) Since January 1, 2005, neither Company nor any of its Subsidiaries has owned any security issued by a Company Securitization Trust that includes an embedded derivative under GAAP.

(g) Company or its applicable Subsidiary has made all reasonably necessary plans and preparations in order to comply in a timely manner with all requirements of Regulation AB promulgated by the SEC.

(h) All reports required to be filed since January 1, 2005 with the SEC or any other Governmental Entity in connection with any Company Sponsored Asset Securitization Transaction complied as to form in all material respects with the published rules and regulations of the SEC or such other Governmental Entity with respect thereto. No person has failed in any respect to make the certifications required of him or her under Section 302 of the Sarbanes-Oxley Act with respect to such reports. All assessments and attestations regarding servicing compliance required to be delivered or filed by Company or any of its Subsidiaries have been timely and accurately filed, and no material instances of noncompliance have been identified in such assessments or attestations. Since December 31, 2006, neither Company nor any of its Subsidiaries nor, to the knowledge of Company, any director, officer, employee, auditor, accountant or representative of Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any Company Securitization Trust or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any Company Securitization Trust has engaged in questionable accounting or auditing practices, and no attorney representing Company, any of its Subsidiaries, or any Company Securitization Trust, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Company, any of its Subsidiaries, or any Company Securitization Trust or any of their respective officers, directors, employees, or agents to the Board of Directors of Company or any committee thereof or to any director or officer of Company or any other authorized person.

(i) No event or condition exists which does now or with either notice or the passage of time would constitute a default, event of default, early redemption event, payout event, early amortization event or other similar event under any Company Securitization Document. No Adverse Development has occurred and is continuing in connection with any Company Sponsored Asset Securitization Transaction. No event or condition exists which constitutes a Servicer Default or other similar event permitting the termination of the servicer under any of the Company Securitization Documents (a “Servicer Default or Termination”). The consummation of the transactions contemplated hereby (including the Merger) shall not cause the occurrence of any Adverse Development or Servicer Default or Termination. Each Subsidiary of Company which acts as a servicer, master servicer or trustee and, to the knowledge of Company, each other party which acts as servicer, master servicer or trustee under the Company Securitization Documents has properly administered all accounts in accordance with the terms of the governing documents, prudent banking practices and applicable law and the accountings for each such account are true and correct and accurately reflect the assets of such account. Company and each applicable Subsidiary has timely made all required advances in all transactions for which it serves as servicer or master servicer or is otherwise required to make advances.

(j) No registration statement, prospectus, preliminary prospectus, free writing prospectus, term sheet, computational materials, preliminary private placement memorandum, private placement memorandum or other offering document, or any report or schedule filed with or furnished to the SEC or any other Governmental Entity, or any amendments or supplements to any of the foregoing (collectively, “Securitization Disclosure Documents”), utilized in connection with the offering of securities in any loan or other asset securitization transaction in which Company or any of its Subsidiaries was an issuer, sponsor or depositor (each, a “Company Sponsored Asset Securitization Transaction”), and no disclosure concerning Company, any of its Subsidiaries, or any assets or business operations of either provided to any other party in connection with the offering of securities in any loan or other asset securitization transaction in which Company, any of its Subsidiaries or any such other party was a servicer or seller or otherwise had disclosure obligations, as of its effective date (in the case of a registration statement) or its issue date (in the case of any other such document) and as of the date on which Company or any of its Subsidiaries agreed to sell any such security, contained any untrue statement of any material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(k) Section 3.21(k) of the Company Disclosure Schedule sets forth a true and correct list as of the date hereof of all outstanding Company Sponsored Asset Securitization Transactions, and for each such transaction, any associated retained instruments and any other forms of recourse or other direct or indirect exposures retained by Company and its Subsidiaries, and includes the principal amount as of the most current reporting date prior to the date hereof for each security listed thereon. No Company Sponsored Asset Securitization Transaction has a clean up call feature that is triggered at a level greater than 10% of the remaining collateral balance.

(l) To the knowledge of Company, the issuer of any security issued in any Company Sponsored Asset Securitization Transaction, and all such securities, meet the requirements for, and are entitled to, the Tax characterization or Tax treatment for federal, state or local income or franchise Tax purposes described in the related Securitization Disclosure Documents. Neither Company nor any of its Subsidiaries nor, to the knowledge of Company, any trustee, master servicer, servicer or issuer with respect to any Company Sponsored Asset Securitization Transaction, has taken or failed to take any action which action or failure to act might adversely affect the intended Tax characterization or Tax treatment for federal, state or local income or franchise Tax purposes of the issuer or any securities issued in any such Company Sponsored Asset Securitization Transaction. All federal, state and local income or franchise Tax and information returns and reports required to be filed by the issuer, master servicer, servicer or trustee relating to any Company Sponsored Asset Securitization Transactions, and all Tax elections required to be made in connection therewith, have been properly and timely filed or made and are correct in all material respects.

(m) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Adverse Development” means any event or condition which is or with either notice or the passage of time would (i) constitute a breach, default, event of default, early redemption event, payout event, early amortization event or other similar event under any Company Securitization Document or (ii) trigger any requirement under any Company Securitization Document to (x) fund an increase in any form of internal credit enhancement, external credit enhancement, spread account or similar account (other than with respect to spread accounts that have already been funded), (y) draw on any such internal or external credit enhancement or account under the terms of any Company Securitization Document or (z) otherwise increase any otherwise required credit enhancement required under the Company Securitization Documents.

“Company Securitization Documents” includes each security issued by any Company Securitization Trust, and each loan sale agreement, pooling and servicing agreement, indenture, bond insurance agreement (and related policy), pool insurance agreement (and related policy), guarantee, swap or derivative contract, prospectus, offering circular, underwriting agreement, purchase agreement and each other material agreement related to any such security and each supplement, terms or pricing agreement or other agreement relating to the foregoing and each document required to be delivered in connection therewith.

“Company Securitization Interests” means any securities, any Retained Interest, any reserve account, cash collateral account, other residual or servicing interest or other ongoing obligations (in each case whether or not certificated) owned by Company or any of its Subsidiaries created pursuant to or associated with any Company Securitization Document.

“Company Securitization Trust” means any trust or other special purpose vehicle created by Company.

“Retained Interest” means any interest retained by Company or any of its Subsidiaries pursuant to the Company Securitization Documents.

“Servicer Default” means a servicer or master servicer default or similar event, as specified in the relevant pooling and servicing agreement, indenture or other Company Securitization Document, as the case may be.

(n) For purposes of this Section 3.21 and Section 3.5(c), “Subsidiary” shall include any Subsidiary of Company and, if and to the extent not otherwise included, also include each issuer, sponsor and/or depositor in each Company Sponsored Asset Securitization Transaction.

3.22 Insurance Matters.

(a) Each Subsidiary of Company that conducts the business of insurance or reinsurance (each, an “Insurance Subsidiary”) is (i) duly licensed or authorized as an insurance company in its jurisdiction of incorporation; (ii) duly licensed, authorized or otherwise eligible to transact the business of insurance in each other jurisdiction where it is required to be so licensed, authorized or eligible; and (iii) duly licensed, authorized or eligible in its jurisdiction of incorporation and each other applicable jurisdiction to write each line of insurance reported as being written in the Statutory Statements. Each jurisdiction in which any Insurance Subsidiary is licensed, authorized or eligible is set forth in Section 3.22(a) of the Company Disclosure Schedule. There is no proceeding or investigation pending or, to the knowledge of Company, threatened which would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any license, authorization or eligibility of any Insurance Subsidiary to transact the business of insurance.

(b) Each statement, together with all exhibits and schedules thereto, and all actuarial opinions, affirmations and certifications required in connection therewith, and all required supplemental materials, filed by each Insurance Subsidiary with any Insurance Department since January 1, 2005 (the “Statutory Statements”) was prepared in conformity with the statutory accounting practices prescribed or permitted by the Insurance Department of the applicable state of domicile and applied on a consistent basis (“SAP”). Each such Statutory Statement presents fairly, in all material respects and in conformity with SAP, the statutory financial condition of such Insurance Subsidiary on the respective date of the Statutory Statement, the results of operations, changes in capital and surplus and cash flow of such Insurance Subsidiary for each of the applicable reporting periods, and was correct and complete when filed. No deficiencies or violations have been asserted in writing (or, to the knowledge of Company, orally) by any Insurance Department with respect to any such Statutory Statement which have not been cured or otherwise resolved to the satisfaction of such Insurance Department. Section 3.22(b) of the Company Disclosure Schedule sets forth a complete list of permitted practices under SAP that are used in any of the Statutory Statements of any Insurance Subsidiary.

(c) The aggregate reserves for claims, losses (including incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated) and unearned premium, as reflected in each of the Statutory Statements, (A) were determined in accordance with presently accepted actuarial standards consistently applied (except as otherwise noted in the financial statements and notes thereto included in such financial statements); (B) are fairly stated in accordance with sound actuarial principles; (C) were computed on the basis of methodologies consistent in all material respects with those used in computing the corresponding reserves in the prior fiscal years (except as otherwise noted in the financial statements and notes thereto included in such financial statements) and (D) include provisions for all actuarial reserves and related items reasonably required to be established in accordance with applicable laws.

(d) All policies, binders, slips, certificates, and other agreements of insurance issued or distributed by any Insurance Subsidiary in any jurisdiction (“Insurance Contracts”) have been issued or distributed, to the extent required by law, on forms filed with and approved by all applicable Insurance Departments, or not objected to by any such Insurance Department within any period provided for objection, and all such forms comply with applicable laws. All premium rates with respect to the Insurance Contracts, to the extent required by law, have been filed with and approved by all applicable Insurance Departments or were not objected to by any such Insurance Department within any period provided for objection. All such premium rates comply with applicable laws and are within the amount permitted by such laws.

(e) All underwriting, management and administration agreements entered into by any Insurance Subsidiary are, to the extent required by law, in forms acceptable to all applicable Insurance Departments or have been filed with and approved by all applicable Insurance Departments or were not objected to by any such Insurance Department within any period provided for objection.

(f) All advertising, promotional, sales and solicitation materials and all product illustrations used by any Insurance Subsidiary or any agent, broker, intermediary, manager or producer employed or engaged by any Insurance Subsidiary (each, a “Producer”) of any Insurance Subsidiary are in compliance with applicable laws.

(g) Each reinsurance contract, treaty or arrangement (including any facultative agreements, indemnity agreements, or other agreements involving cession or assumption of reinsurance, coinsurance, excess insurance, or retrocessions and any terminated or expired reinsurance contract, treaty or agreement under which there remains any outstanding material liability) (“Reinsurance Contracts”) to which any Insurance Subsidiary is a party or by which any Insurance Subsidiary is bound or subject is a valid and binding obligation of the parties thereto, is in full force and effect, and is enforceable in accordance with its terms. Neither any Insurance Subsidiary nor, to the knowledge of Company, any other party thereto is in default with regard to any such Reinsurance Contract. There are no disputes pending or, to the knowledge of Company, threatened with respect to any such Reinsurance Contract.

(h) Each Insurance Subsidiary is entitled under applicable law to take full credit in its Statutory Statements for all amounts recoverable by it pursuant to any Reinsurance Contract, and all such amounts recoverable have been properly recorded in the books and records of account of Company and its Insurance Subsidiaries and are properly reflected in the Statutory Statements. To Company’s knowledge, all such amounts recoverable by Company or any of its Insurance Subsidiaries are fully collectible in due course. Neither Company nor any of its Insurance Subsidiaries has received notice that any other party to any Reinsurance Contract intends not to perform fully under any such Reinsurance Contract, and, to Company’s knowledge, the financial condition of each party to each Reinsurance Contract pursuant to which any Insurance Subsidiary has ceded any premiums is not impaired to the extent that a default thereunder could reasonably be anticipated.

(i) Since January 1, 2005, no rating agency has imposed conditions (financial or otherwise) on retaining any currently held rating assigned to any Insurance Subsidiary or stated to Company that it is considering lowering any rating assigned to any Insurance Subsidiary or placing any Insurance Subsidiary on an “under review” status. As of the date of this Agreement, each Insurance Subsidiary has the A.M. Best rating set forth in Section 3.22(i) of the Company Disclosure Schedule.

(j) No single Producer generated more than ten percent (10%) of the aggregate gross written premium of any Insurance Subsidiary during the year ended December 31, 2007. To Company’s knowledge, no Producer is engaged in, or has been engaged in, any pattern or practice of noncompliance with applicable laws regarding such Producer’s authority to engage in the type of insurance activities in which such Producer is engaged, including laws requiring such Producer to be duly licensed. To Company’s knowledge, there is no dispute pending or threatened against Company or any Insurance Subsidiary by any Producer who individually accounted for more than five percent (5%) of the aggregate gross written premiums of any Insurance Subsidiary during the year ended December 31, 2007.

(k) “PMI Reinsurance Agreements” means all reinsurance agreements, treaties, trust agreements and other agreements, and all amendments to any of the foregoing, relating to any reinsurance assumed by any Insurance Subsidiary (on an indemnity reinsurance basis or otherwise) of private mortgage insurance written directly by any insurance company. Each PMI Reinsurance Agreement is a valid and binding obligation of the parties thereto, is in full force and effect, and is enforceable in accordance with its terms. Neither any Insurance Subsidiary nor, to the knowledge of Company, any other party thereto is in default with regard to any PMI Reinsurance Agreement. There are no material disputes pending or, to the knowledge of Company, threatened with respect to any PMI Reinsurance Agreement.

(l) The maximum liability of Company and any Insurance Subsidiary under any PMI Reinsurance Agreement is limited to the amount of funds held in trust under such PMI Reinsurance Agreement at such time as Company or such Insurance Subsidiary may elect not to deposit additional funds in such trust. Each Insurance Subsidiary has an absolute, unrestricted right to elect not to deposit additional funds in any trust established pursuant to any PMI Reinsurance Agreement, which election may be exercised at any time at the sole discretion of such Insurance Subsidiary.

(m) As of the date of this Agreement, each trust established pursuant to any PMI Reinsurance Agreement is fully funded as required by such PMI Reinsurance Agreement. Neither Company nor any Insurance Subsidiary has received any written or oral notice, statement or other communication from any person alleging or referencing any insufficiency in any such trust, demanding further deposit in any such trust, or demanding payment of any benefits under any PMI Reinsurance Agreement, and none of Company, the Insurance Subsidiaries or the cedents under any Reinsurance Agreement has withdrawn at any time any funds from any trust related to any of the PMI Reinsurance Agreements. Each Insurance Subsidiary that is a party to any PMI Reinsurance Agreement has performed or received, on no less than an annual basis, reconciliations of each trust account established pursuant such PMI Reinsurance Agreement. Each Insurance Subsidiary that is a party to any PMI Reinsurance Agreement has received all reports and other information requested or due from the trustee(s) of each trust established pursuant to such PMI Reinsurance Agreement and from the cedents under any such PMI Reinsurance Agreement. Each Insurance Subsidiary that is a party to any PMI Reinsurance Agreement has performed at least annual audits of the reinsurance programs established in connection with such PMI Reinsurance Agreements and of the cedents under such PMI Reinsurance Agreements. No Insurance Subsidiary that is a party to any PMI Reinsurance Agreement has transferred or ceded, in whole or in part, to any person any insurance risk assumed by such Insurance Subsidiary under such PMI Reinsurance Agreement. The reinsurance programs established in connection with the PMI Reinsurance Agreements are not, and have not been, in violation of applicable laws and such reinsurance programs have not been the subject of sanctions, fines or penalties of any kind imposed by any Governmental Entity. To the knowledge of Company, since January 1, 2005, the reinsurance programs established in connection with the PMI Reinsurance Agreements are not, and have not been, the subject of any charges or allegations of any kind of any violation of applicable laws.

3.23 State Takeover Laws.  The Board of Directors of Company has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

3.24 Rights Agreement.  Company or the Board of Directors of Company, as the case may be, has (a) taken all necessary actions so that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a “Distribution Date” (as defined in the Rights Agreement) or result in Parent being an “Acquiring Person” (as defined in the Rights Agreement) and (b) amended the Rights Agreement to (i) render it inapplicable to this Agreement and the transactions contemplated hereby and (ii) provide that the “Final Expiration Date” (as defined in the Rights Agreement) shall occur immediately prior to the Closing.

3.25 Interested Party Transactions.  Except as set forth in the Company SEC Documents or Section 3.25 of the Company Disclosure Schedule, no event has occurred since December 31, 2006 that would be required to be reported by Company pursuant to Item 404(a) of Regulation S-K promulgated by the SEC.

3.26 Reorganization; Approvals.  As of the date of this Agreement, Company (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.27 Opinion.  The Board of Directors of Company has received the opinions of each of Goldman, Sachs & Co. and Sandler O’Neill & Partners, L.P., respectively, to the effect that, as of the date hereof, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock.

3.28 Company Information.  The information relating to Company and its Subsidiaries that is provided by Company or its representatives for inclusion in the Proxy Statement and Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Company and its Subsidiaries and other portions within the reasonable control of Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent to Company prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Parent’s covenants contained herein, provided, however, that disclosure in any section of such schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement, provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on Parent), Parent hereby represents and warrants to Company as follows:

4.1 Corporate Organization.  (a) Each of Parent and Merger Sub is a corporation or limited liability company duly incorporated or organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate or limited liability company power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Parent is duly registered as a bank holding company under the BHC Act and is a financial holding company pursuant to Section 4(1) of the BHC Act and meets the applicable requirements for qualification as such. True, complete and correct copies of the Amended and Restated Certificate of Incorporation, as amended (the “Parent Certificate”), and Bylaws of Parent (the “Parent Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Company.

(b) Each Subsidiary of Parent (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate power and authority or other power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

4.2 Capitalization.  The authorized capital stock of Parent consists of 7,500,000,000 shares of Parent Common Stock, of which, as of December 31, 2007 (the “Parent Capitalization Date”), 4,437,885,419 shares were issued and outstanding, and 100,000,000 shares of preferred stock, $0.01 par value (the “Parent Preferred Stock”), of which, as of the Parent Capitalization Date, (i) 3,000,000 shares were authorized as ESOP Convertible Preferred Stock, Series C, none of which were issued and outstanding, (ii) 35,045 shares were authorized as Cumulative Redeemable Preferred Stock, Series B, 7,667 of which were issued and outstanding, (iii) 20,000,000 shares were authorized as $2.50 Cumulative Convertible Preferred Stock, Series BB, none of which were issued and outstanding, (iv) 85,100 shares were authorized as Floating Rate Non-Cumulative Preferred Stock, Series E, of which and issued 81,000 shares were issued and outstanding, (v) 34,500 shares were authorized as 6.204% Non-Cumulative Series D Preferred Stock, of which 33,000 were issued and outstanding, (vi) 7,001 were authorized as Floating Rate Non-Cumulative Preferred Stock, Series F, none of which were issued and outstanding, (vii) 8,501 were authorized as Adjustable Rate Non-Cumulative Preferred Stock, Series G, none of which were issued and outstanding, (viii) 25,300 were authorized as 6.625% Non-Cumulative Preferred Stock, Series I, 22,000 of which were issued and outstanding, and (ix) 41,400 were authorized as 7.25% Non-Cumulative Preferred Stock, Series J, 41,400 of which were issued and outstanding. As of the Parent Capitalization Date, no shares of Parent Common Stock were held in Parent’s treasury. As of the Parent Capitalization Date, no shares of Parent Common Stock or Parent Preferred Stock were reserved for issuance, except for (i) 383,878,759 shares of Parent Common Stock reserved for issuance upon exercise of options issued pursuant to employee and director stock plans of Parent or a Subsidiary of Parent in effect as of the date of this Agreement (the “Parent Stock Plans”) and (ii) 159,954 shares of Parent Common Stock reserved for issuance pursuant to a convertible note agreement (the “Convertible Note Agreement”). All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Parent is issued or outstanding. As of the Parent Capitalization Date, except pursuant to this Agreement, the Parent Stock Plans, the Convertible Note Agreement, Parent’s dividend reinvestment plan and stock repurchase plans entered into by Parent from time to time, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock, Parent Preferred Stock, Voting Debt of Parent or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock, Parent Preferred Stock, Voting Debt of Parent or other equity securities of Parent. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

4.3 Authority; No Violation.  (a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Boards of Directors of Parent and Merger Sub (by the unanimous vote of all directors present) and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by Company) constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b) Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, nor compliance by Parent or Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Certificate or the Parent Bylaws or the certificate of incorporation or bylaws of Merger Sub, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

4.4 Consents and Approvals.  Except for (i) the filing of the BHCA Application and approval of such application, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4 and the filing and effectiveness of the registration statement contemplated by Section 1.5(e), (iv) the filing of the Certificate of Merger with the Secretary of

State of the State of Delaware pursuant to the DGCL, (v) any notices to or filings with the SBA, (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable SRO, and the rules of the NYSE, (vii) any notices or filings under the HSR Act, and (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and approval of listing of such Parent Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Parent or Merger Sub of this Agreement.

4.5 Reports; Regulatory Matters.

(a) Parent and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2005 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2005, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or other Governmental Entity in the ordinary course of the business of Parent and its Subsidiaries, no Regulatory Agency or other Governmental Entity has initiated since January 1, 2005 or has pending any proceeding, enforcement action or, to the knowledge of Parent, investigation into the business, disclosures or operations of Parent or any of its Subsidiaries. Since January 1, 2005, no Regulatory Agency or other Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Parent, investigation into the business, disclosures or operations of Parent or any of its Subsidiaries. There is no unresolved violation, criticism, comment or exception by any Regulatory Agency or other Governmental Entity with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries. Since January 1, 2005 there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or other Governmental Entity with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries (other than normal examinations conducted by a Regulatory Agency or other Governmental Entity in Parent’s ordinary course of business).

(b) Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2005 a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2005 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to bank holding companies or their Subsidiaries (each, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised since January 1, 2005 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

(c) Parent has previously made available to Company an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent pursuant to the Securities Act or the Exchange Act since January 1, 2005 (the “Parent SEC Reports”) and prior to the date of this Agreement and (ii) communication mailed by Parent to its stockholders since January 1, 2005 and prior to the date of this Agreement. No such Parent SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. PricewaterhouseCoopers LLP has not resigned or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Parent nor any of its Subsidiaries has any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2007 or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6(c). Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s auditors and audit committee, a copy of which has previously been made available to Company. As of the date hereof, there is no reason to believe that Parent’s outside auditors, chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since December 31, 2006, (x) neither Parent nor any of its Subsidiaries nor, to the knowledge of the officers of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to any director or officer of Parent.

4.7 Broker’s Fees.  Neither Parent nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 4.7 of the Parent Disclosure Schedule.

4.8 Absence of Certain Changes or Events.  Since September 30, 2007, no event or events have occurred that have had or would reasonably be expected to have a Material Adverse Effect on Parent.

(a) Since September 30, 2007 through and including the date of this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

4.9 Legal Proceedings.  (a) Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Parent’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or to which any of their assets are subject.

(b) There is no judgment, order, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries.

4.10 Taxes and Tax Returns.  Each of Parent and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. There are no material disputes pending, or claims asserted, for Taxes or assessments upon Parent or any of its Subsidiaries for which Parent does not have reserves that are adequate under GAAP.

4.11 Compliance with Applicable Law.  Parent and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any respect under any, law applicable to Parent or any of its Subsidiaries.

4.12 Reorganization; Approvals.  As of the date of this Agreement, Parent (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.13 Parent Information.  The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Parent and its Subsidiaries and other portions within the reasonable control of Parent and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time.  Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, each of Company and Parent shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Company, Parent or Merger Sub to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

5.2 Company Forbearances.  During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Company Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent:

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, FHLBA advances, securitizations, sales of certificates of deposit and entering into repurchase agreements, in each case in the ordinary course of business consistent with past practice);

(b)  (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) for regular quarterly cash dividends on the Company Common Stock at a rate not in excess of $0.15 per share with record dates and payment dates consistent with the prior year, (B) dividends on the Series B Preferred Stock, (C) dividends paid by any of the Subsidiaries of Company to Company or to any of its wholly-owned Subsidiaries, and (D) the acceptance of shares of Company Common Stock in payment of the exercise price or withholding Taxes incurred by any employee or director in connection with the exercise of stock options or stock appreciation rights or the vesting of restricted shares of (or settlement of other equity-based awards in respect of) Company Common Stock granted under a Company Stock Plan or Company Deferred Equity Unit Plan, in each case in accordance with past practice and the terms of the applicable Company Stock Plan and related award agreements or Company Deferred Equity Unit Plan);

(iii) grant any stock options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company’s capital stock or other equity-based award with respect to shares of Company Common Stock under any of the Company Stock Plans or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue any additional shares of capital stock or other securities, except pursuant to the exercise of stock options or stock appreciation rights or the settlement of other equity-based awards granted under a

Company Stock Plan or Company Deferred Equity Unit Plan that are outstanding as of the date of this Agreement;

(c) except (A) as required under applicable law or the terms of any Company Benefit Plan existing as of the date hereof, (B) for increases in annual base salary at times and in amounts in the ordinary course of business consistent with past practice, which shall not exceed 4% in the aggregate (on an annualized basis) and (C) for promotions (other than promotions to senior managing director or above) at times in the ordinary course of business consistent with past practice, (i) increase in any manner the compensation or benefits of any of the current or former directors, officers or employees of Company or its Subsidiaries (collectively, “Employees”), (ii) pay any amounts to Employees not required by any current plan or agreement (other than base salary in the ordinary course of business) to any Employee, (iii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation (including any employee co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (or newly hired employees), (iv) accelerate the vesting of any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans, or (v) (x) hire employees in the position of senior vice president or above (or with respect to the retail products divisions in the position of regional vice president or above) or (y) terminate the employment of any employee in the position of executive vice president or above (other than due to terminations for cause);

(d) sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any individual, corporation or other entity other than a Subsidiary or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

(e) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating, securitization and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(f) transfer ownership, or grant any license or other rights, to any person or entity of or in respect of any material Company IP, other than grants of non-exclusive licenses pursuant to License Agreements entered into in the ordinary course of business consistent with past practice;

(g) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(h) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(i) amend its charter or bylaws, or otherwise take any action to exempt any person or entity (other than Parent or its Subsidiaries) or any action taken by any person or entity from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(j) other than in prior consultation with Parent, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k) change in any material respect the policies, practices and procedures governing Mortgage Loan operations of Company and its Subsidiaries, including the policies, practices and procedures governing credit and collection matters, related to the solicitation, origination, maintenance and servicing of Mortgage Loans;

(l) (i) amend or otherwise modify, except in the ordinary course of business, or knowingly violate in any material respect the terms of, any Company Contract, or (ii) create, renew or amend any agreement or contract or, except as may be required by applicable law, other binding obligation of Company or its Subsidiaries containing (A) any material restriction on the ability of Company or its Subsidiaries to conduct its business as it is presently being conducted or (B) any material restriction on the ability of Company or its affiliates to engage in any type of activity or business;

(m) commence or settle any material claim, action or proceeding;

(n) take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(o) implement or adopt any change in its Tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

(p) file or amend any Tax Return other than in the ordinary course of business, make or change any material Tax election, or settle or compromise any material Tax liability; or

(q) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances.  Except as expressly permitted by this Agreement or with the prior written consent of Company, during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to, (a) amend, repeal or otherwise modify any provision of the Parent Certificate or the Parent Bylaws in a manner that would adversely affect Company, the stockholders of Company or the transactions contemplated by this Agreement; (b) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; (c) take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; (d) take any action that would be reasonably expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement; or (e) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.  (a) Parent and Company shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of Parent and Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Company shall thereafter mail or deliver the Proxy Statement to its stockholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Company shall furnish all information concerning Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties (including any unions, works councils or other labor organizations) and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Company and Parent shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Company or Parent, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a material adverse effect (measured on a scale relative to Company) on either Parent or Company (a “Materially Burdensome Regulatory Condition”).

(c) Each of Parent and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Each of Parent and Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Parent Requisite Regulatory Approval or Company Requisite Regulatory Approval, respectively, will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Access to Information.  (a) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request (in the case of a request by Company, information concerning Parent that is reasonably related to the prospective value of Parent Common Stock or to Parent’s ability to consummate the transactions contemplated hereby). Neither Company nor Parent, nor any of their Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreements entered into between the parties as of November 12, 2007 and as of January 10, 2008 (the “Confidentiality Agreements”).

(c) No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.

6.3 Stockholder Approval.  Company shall call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of obtaining the requisite stockholder approval required in connection with the Merger, on substantially the terms and conditions set forth in this Agreement, and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of Company shall use its reasonable best efforts to obtain from its stockholders the stockholder vote approving the Merger, on substantially the terms and conditions set forth in this Agreement, required to consummate the transactions contemplated by this Agreement. Company shall submit this Agreement to its stockholders at the stockholder meeting even if its Board of Directors shall have withdrawn, modified or qualified its recommendation. The Board of Directors of Company has adopted resolutions approving the

Merger, on substantially the terms and conditions set forth in this Agreement, and directing that the Merger, on such terms and conditions, be submitted to Company’s stockholders for their consideration.

6.4 Affiliates.  Company shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of Company to deliver to Parent, as soon as practicable after the date of this Agreement, and prior to the date of the meeting of Company stockholders to be held pursuant to Section 6.3, a written agreement, in the form of Exhibit A.

6.5 NYSE Listing.  Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Matters.  (a) Following the Closing Date, Parent shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are actively employed by Company and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are generally made available to similarly situated employees of Parent or its Subsidiaries (other than Company and its Subsidiaries), as applicable; provided, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Parent or its Subsidiaries; provided, further, that until such time as Parent shall cause Covered Employees to participate in the benefit plans and compensation opportunities that are made available to similarly situated employees of Parent or its Subsidiaries (other than Company and its Subsidiaries), a Covered Employee’s continued participation in employee benefit plans and compensation opportunities of Company and its Subsidiaries shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Parent plans may commence at different times with respect to each Parent plan). Notwithstanding anything contained herein to the contrary, from and after the Effective Time, a Covered Employee who is eligible to participate in the Company Change in Control Severance Plan (the “Company Severance Plan”) and who is terminated during the period commencing at the Effective Time and ending on the second anniversary thereof shall be entitled to receive the severance payments and benefits under the Company Severance Plan (without amendment to the Company Severance Plan during such two year period following the Effective Time).

(b) To the extent that a Covered Employee becomes eligible to participate in an employee benefit plan maintained by Parent or any of its Subsidiaries (other than Company or its Subsidiaries), Parent shall cause such employee benefit plan to (i) recognize the service of such Covered Employee with Company or its Subsidiaries (or their predecessor entities) for purposes of eligibility, participation, vesting and, except under defined benefit pension plans (other than as provided in the last sentence of this Section 6.6(b)), benefit accrual under such employee benefit plan of Parent or any of its Subsidiaries, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time or, if there is no such comparable benefit plan, to the same extent such service was recognized under the Company 401(k) Savings and Investment Plan immediately prior to the Effective Time; provided that such recognition of service shall not operate to duplicate any benefits of a Covered Employee with respect to the same period of service, and (ii) with respect to any health, dental, vision plan or other welfare of Parent or any of its Subsidiaries (other than Company and its Subsidiaries) in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, use its reasonable best efforts to (x) cause any pre-existing condition limitations or eligibility waiting periods under such Parent or Subsidiary plan to be waived with respect to such Covered Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (y) recognize any health, dental or vision expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Parent or any of its Subsidiaries. For purposes of any cash balance pension plan maintained or contributed to by Parent or any of its Subsidiaries in which Covered Employees become eligible to participate following the Effective Time, the Covered Employees’ level of benefit accruals under any such plans (for periods of service following the date on which the

Covered Employees commence participation in such plans) shall be determined based on the Covered Employees’ credited service prior to the Effective Time (as determined under Company’s tax qualified retirement plans immediately prior to the Effective Time) and with the Surviving Company following the Effective Time.

(c) From and after the Effective Time, Parent shall, or shall cause its Subsidiaries to, honor, in accordance with the terms thereof as in effect as of the date hereof or as may be amended after the date hereof with the prior written consent of Parent, each employment agreement and change in control agreement listed on Section 3.11 of the Company Disclosure Schedule and the obligations of Company and its Subsidiaries as of the Effective Time under each deferred compensation plan or agreement listed on Section 3.11 of the Company Disclosure Schedule.

(d) Nothing in this Section 6.6 shall be construed to limit the right of Parent or any of its Subsidiaries (including, following the Closing Date, Company and its Subsidiaries) to amend or terminate any Company Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 6.6 be construed to require the Parent or any of its Subsidiaries (including, following the Closing Date, Company and its Subsidiaries) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date.

(e) Without limiting the generality of Section 9.10, the provisions of this Section 6.6 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any Company Benefit Plan or other employee benefit plan for any purpose.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Company or any of its Subsidiaries or who is or was serving at the request of Company or any of its Subsidiaries as a director or officer of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of Company or any of its Subsidiaries prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or by-laws (or comparable organizational documents), and any existing indemnification agreements set forth in Section 6.7 of the Company Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time or taken at the request of Parent pursuant to Section 6.8 hereof, it being understood that nothing in this sentence shall require any amendment to the certificate of incorporation or by-laws of the Surviving Company.

(b) From and after the Effective Time, Parent shall cause the Surviving Company to, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Company or any of its Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of Parent pursuant to Section 6.8 hereof.

(c) Parent shall cause the individuals serving as officers and directors of Company or any of its Subsidiaries immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall Parent be required to expend annually in the aggregate an amount in excess of 250% of the annual premiums currently paid by Company (which current amount is set forth in Section 6.7 of the Company Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided further that if Parent is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Parent shall obtain as much comparable insurance as is available for the Insurance Amount.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.8 Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of Company, on the other) or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at Parent’s sole expense, take all such necessary action as may be reasonably requested by Parent.

6.9 Advice of Changes.  Each of Parent and Company shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; and provided further that a failure to comply with this Section 6.9 shall not constitute a breach of this Agreement or the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.10 Exemption from Liability Under Section 16(b).  Prior to the Effective Time, Parent and Company shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of such shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, including any such actions specified in the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom, LLP.

6.11 No Solicitation.

(a) None of Company, its Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other representative) of Company or any of its Subsidiaries shall directly or indirectly (i) solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving Company or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals, including the indication of any intention to propose any of the foregoing, being referred to herein as an “Alternative Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or (iii) enter into any agreement regarding any Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of Company shall be permitted, prior to the meeting of Company stockholders to be held pursuant to Section 6.3, and subject to compliance with the other terms of this Section 6.11 and to first entering into a confidentiality agreement with the person proposing such Alternative Proposal on terms substantially similar to, and no less favorable to Company than, those contained in the Confidentiality Agreement dated November 12, 2007, to consider and participate in discussions and negotiations with respect to a bona fide

Alternative Proposal received by Company, if and only to the extent that and so long as the Board of Directors of Company reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would cause it to violate its fiduciary duties to Company stockholders under applicable law.

As used in this Agreement, “Alternative Transaction” means any of (i) a transaction pursuant to which any person (or group of persons) (other than Parent or its affiliates), directly or indirectly, acquires or would acquire more than 15% of the outstanding shares of Company or any of its Subsidiaries or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to a merger with Company or any of its Subsidiaries, whether from Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving Company or any of its Subsidiaries (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) (other than Parent or its affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of Company and securities of the entity surviving any merger or business combination including any of Company’s Subsidiaries) of Company or any of its Subsidiaries representing more than 15% of the fair market value of all the assets, net revenues or net income of Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving Company or any of its Subsidiaries other than the transactions contemplated by this Agreement; provided that, for purposes of Section 8.4, (A) each reference to “25%” in clauses (i) and (iii) shall be deemed to be a reference to “50%” and (B) any transaction contemplated by clauses (ii) or (iv) shall be limited to transactions to which Company is a party and in which the stockholders of Company immediately prior to the consummation thereof would not hold at least 66 2/3% of the total voting power of the surviving company in such transaction or of its publicly traded parent corporation.

(b) Company shall notify Parent promptly (but in no event later than 24 hours) after receipt of any Alternative Proposal, or any material modification of or material amendment to any Alternative Proposal, or any request for nonpublic information relating to Company or any of its Subsidiaries or for access to the properties, books or records of Company or any of its Subsidiaries, other than any such request that does not relate to and would not reasonably be expected to lead to, an Alternative Proposal. Such notice to Parent shall be made orally and in writing, and shall indicate the identity of the person making the Alternative Proposal or intending to make or considering making an Alternative Proposal or requesting non-public information or access to the books and records of Company or any of its Subsidiaries, and a copy (if in writing) and summary of the material terms of any such Alternative Proposal or modification or amendment to an Alternative Proposal. Company shall keep Parent fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Alternative Proposal, indication or request. Company shall also provide Parent 24 hours written notice before it enters into any discussions or negotiations concerning any Alternative Proposal in accordance with Section 6.11(a).

(c) Company and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Parent) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all persons other than Parent who have been furnished confidential information regarding Company in connection with the solicitation of or discussions regarding an Alternative Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Company agrees not to, and to cause its Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which Company or its Subsidiaries is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Alternative Proposal. Neither Company nor the Board of Directors of Company shall approve or take any action to render inapplicable to any Alternative Proposal or Alternative Transaction Section 203 of the DGCL or any similar Takeover Statutes.

(d) Except as expressly permitted by this Section 6.11(d), neither the Board of Directors of Company nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, the recommendation by the Board of Directors of Company of this Agreement and/or the Merger to Company’s stockholders, (ii) take any public action or make any public statement in connection with the meeting of Company stockholder to be held pursuant to Section 6.3 inconsistent with such recommendation or (iii) approve or recommend, or publicly propose to approve or recommend, or fail to recommend against, any Alternative Proposal (any of the actions described in clauses (i), (ii) or (iii), a “Change of Recommendation”). Notwithstanding the foregoing, the Board of Directors of Company may make a Change of Recommendation, if, and only if, each of the following conditions is satisfied:

(i) it receives a Alternative Proposal not solicited in breach of this Section 6.11 that constitutes a Superior Proposal and such Superior Proposal has not been withdrawn;

(ii) Company has not breached in any material respect any of the provisions set forth in Section 6.3 or this Section 6.11;

(iii) it reasonably determines in good faith (after consultation with outside legal counsel), that in light of a Superior Proposal the failure to effect such Change of Recommendation would cause it to violate its fiduciary duties to Company stockholders under applicable law;

(iv) Parent has received written notice from Company (a “Change of Recommendation Notice”) at least five business days prior to such Change of Recommendation, which notice shall (1) state expressly that Company has received a Alternative Proposal which the Board of Directors of Company has determined is a Superior Proposal and that Company intends to effect a Change of Recommendation and the manner in which it intends or may intend to do so and (2) include the identity of the person making such Alternative Proposal and a copy (if in writing) and summary of material terms of such Alternative Proposal; provided that any material amendment to the terms of such Alternative Proposal shall require a Change of Recommendation Notice and at least two business days prior to such Change of Recommendation; and

(v) during any such notice period, Company and its advisors has negotiated in good faith with Parent to make adjustments in the terms and conditions of this Agreement such that such Alternative Proposal would no longer constitute a Superior Proposal.

As used in this Agreement, “Superior Proposal” means any proposal made by a third party (A) to acquire, directly or indirectly, for consideration consisting of cash and/or securities, 100% of the outstanding shares of Company Common Stock or 100% of the assets, net revenues or net income of Company and its Subsidiaries, taken as a whole and (B) which is otherwise on terms which the Board of Directors of Company determines in its reasonable good faith judgment (after consultation with its financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, that the proposal, (i) if consummated would result in a transaction that is more favorable, from a financial point of view, to Company’s stockholders than the Merger and the other transactions contemplated hereby and (ii) is reasonably capable of being completed, including to the extent required, financing which is then committed or which, in the good faith judgment of the Board of Directors of Company, is reasonably capable of being obtained by such third party.

(e) Company shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other representatives) of Company or its Subsidiaries are aware of the restrictions described in this Section 6.11 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.11 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other representative) of Company or its Subsidiaries shall be deemed to be a breach of this Section 6.11 by Company.

(f) Nothing contained in this Section 6.11 shall prohibit Company or its Subsidiaries from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

6.12 Restructuring Efforts.  If Company shall have failed to obtain the requisite vote or votes of its stockholders for the consummation of the transactions contemplated by this Agreement at a duly held meeting of its stockholders or at any adjournment or postponement thereof, then, unless this Agreement shall have been terminated pursuant to its terms, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that neither party shall have any obligation to alter or change the amount or kind of the Merger Consideration, or the Tax treatment of the Merger, in a manner adverse to such party or its stockholders) and to resubmit the transaction to Company’s stockholders for approval, with the timing of such resubmission to be determined at the reasonable request of Parent.

6.13 Dividends.  After the date of this Agreement, each of Parent and Company shall coordinate with the other regarding the declaration of any dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

6.14 Tax Matters.  Company shall consult with Parent (including in connection with the preparation of Company’s 2007 federal income Tax return) regarding Company’s utilization of Tax losses and any issues that could reasonably be expected to give rise to creation of or increase in “net operating loss” carryforwards, and shall, in Company’s reasonable discretion, take account of Parent’s views on such matters to the extent reasonably feasible.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval.  This Agreement, on substantially the terms and conditions set forth in this Agreement, shall have been approved and adopted by the requisite affirmative vote of the holders of Company Common Stock entitled to vote thereon.

(b) NYSE Listing.  The shares of Parent Common Stock to be issued to the holders of Company Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Form S-4.  The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

7.2 Conditions to Obligations of Parent.  The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties.  Subject to the standard set forth in Section 9.2, the representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and Parent shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to the foregoing effect.

(b) Performance of Obligations of Company.  Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to such effect.

(c) Federal Tax Opinion.  Parent shall have received the opinion of its counsel, Cleary Gottlieb Steen & Hamilton LLP, in form and substance reasonably satisfactory to Parent, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Company and Parent.

(d) Regulatory Approvals.  All regulatory approvals set forth in Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Parent Requisite Regulatory Approvals”), and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(e) Annual Report; Audit Opinion.  Company shall have filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2007, which Annual Report shall have included an unqualified opinion of KPMG LLP (or another independent registered accounting firm reasonably acceptable to Parent) regarding the consolidated financial statements of Company contained in such Annual Report, and KPMG LLP (or such other accounting firm) shall not have subsequently withdrawn or qualified such opinion.

7.3 Conditions to Obligations of Company.  The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.  Subject to the standard set forth in Section 9.2, the representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent.  Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c) Federal Tax Opinion.  Company shall have received the opinion of its counsel, Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Company, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Company and Parent.

(d) Regulatory Approvals.  All regulatory approvals set forth in Section 3.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Company Requisite Regulatory Approvals”).

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Company:

(a) by mutual consent of Company and Parent in a written instrument authorized by the Boards of Directors of Company and Parent;

(b) by either Company or Parent, if any Governmental Entity that must grant a Parent Requisite Regulatory Approval or a Company Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(c) by either Company or Parent, if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either Company or Parent (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Company, in the case of a termination by Parent, or Parent or Merger Sub, in the case of a termination by Company, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e) by Parent, if (i) the Board of Directors of Company shall have (A) failed to recommend in the Proxy Statement the approval and adoption of this Agreement, (B) made any Change of Recommendation, (C) approved or recommended, or publicly proposed to approve or recommend, any Alternative Proposal, whether or not permitted by the terms hereof or (D) failed to recommend to Company’s stockholders that they reject any tender offer or exchange offer that constitutes an Alternative Transaction within the ten business day period specified in Rule 14e-2(a) of the Exchange Act, (ii) Company shall have breached its obligations under Section 6.11 in any material respect adverse to Parent or (iii) Company shall have breached its obligations under Section 6.3 in any material respect by failing to call, convene and hold a meeting of its stockholders in accordance with Section 6.3; or

(f) by either Company or Parent, if its Board of Directors determines in good faith that the other party has substantially engaged in bad faith in breach of its obligations under Section 6.12.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination.  In the event of termination of this Agreement by either Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company, Parent, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 8.4, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9 and 9.10 shall survive any termination of this Agreement, and (ii) neither Company nor Parent shall be relieved or released from any liabilities or damages arising out of its knowing breach of any provision of this Agreement.

8.3 Fees and Expenses.  Except with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Company and Parent, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

8.4 Termination Fee.

(a) If:

(i) this Agreement is terminated by Parent pursuant to Section 8.1(e), then Company shall pay Parent, by wire transfer of immediately available funds, an amount equal to $160 million (the “Termination Fee”) on the second Business Day following such termination; or

(ii) (A) this Agreement is terminated by

(1) Parent pursuant to Section 8.1(d) if the breach giving rise to such termination was knowing or intentional,

(2) Parent pursuant to Section 8.1(f), or

(3) either Parent or Company pursuant to Section 8.1(c) and prior to the date of termination this Agreement shall not have been adopted and approved by the requisite affirmative vote of the holders of Company Common Stock, and

(B) in any such case, an Alternative Proposal shall have been publicly announced or otherwise communicated or made known to the senior management or Board of Directors of Company (or any person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an Alternative Proposal) at any time after the date of this Agreement and prior to the date of the termination and shall not have been irrevocably withdrawn prior to the date of such termination, then if within 12 months after such termination, Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, an Alternative Transaction, then Company shall pay Parent, by wire transfer of immediately available funds, the Termination Fee on the date of such execution or consummation.

(b) Company acknowledges that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. In the event that Company fails to pay when due any amounts payable under this Section 8.4, then (i) Company shall reimburse Parent for all reasonable costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to three percent (3%) over the “prime rate” (as announced by Bank of America, N.A.) in effect on the date that such overdue amount was originally required to be paid.

8.5 Amendment.  This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of Company, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.6 Extension; Waiver.  At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing.  On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”). If the conditions set forth in Article VII are satisfied or waived during the two weeks immediately prior to the end of a fiscal quarter of Parent, then Parent may postpone the Closing until the first full week after the end of that fiscal quarter.

9.2 Standard.  No representation or warranty of Company contained in Article III or of Parent contained in Article IV shall be deemed untrue, inaccurate or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of Company, or Article IV, in the case of Parent, has had or would reasonably be expected to have a Material Adverse Effect with respect to Company or Parent, respectively (disregarding for purposes of this Section 9.2 all qualifications or limitations set forth in any representations or warranties as to “materiality,” “Material Adverse Effect” and words of similar import). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 3.2(a) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent (relative to Section 3.2(a) taken as a whole), (y) Sections 3.2(b), 3.3(a), 3.3(b)(i), 3.7 and 3.27, in the case of Company, and Sections 4.2, 4.3(a), 4.3(b)(i) and 4.7, in the case of Parent, shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.8(a), in the case of Company, and Section 4.8(a), in the case of Parent, shall be deemed untrue and incorrect if not true and correct in all respects.

9.3 Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.4 Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Company, to:

Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302

Attention: Sandor E. Samuels
Fax: (818) 225-4055

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Attention:	Edward D. Herlihy
Craig M. Wasserman
Nicholas G. Demmo
Fax: (212) 403-2000

and

(b) if to Parent, to:

Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, NC 28255

Attention:	Timothy J. Mayopoulos,
Executive Vice President and General Counsel
Facsimile: (704) 370-3515

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
2000 Pennsylvania Avenue, NW
Washington, DC 20006

Attention:	John C. Murphy, Jr.
Derek M. Bush
Fax: (202) 974-1999

and

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

Attention:	Paul J. Shim
Benet J. O’Reilly
Fax: (212) 225-3999

9.5 Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to a Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.6 Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.7 Entire Agreement.  This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreements, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreements.

9.8 Governing Law; Jurisdiction.  This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Delaware. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.9 Publicity.  Neither Company nor Parent shall, and neither Company nor Parent shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Parent, in the case of a proposed announcement or statement by Company, or Company, in the case of a proposed announcement or statement by Parent; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the NYSE.

9.10 Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, Company, Parent and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

COUNTRYWIDE FINANCIAL CORPORATION

By:	/s/ Angelo R. Mozilo
Name:     Angelo R. Mozilo

Title:	Chairman and Chief Executive Officer

BANK OF AMERICA CORPORATION

By:	/s/ Joe L. Price
Name:     Joe L. Price

Title:	Chief Financial Officer

RED OAK MERGER CORPORATION

By:	/s/ Joe L. Price
Name:     Joe L. Price

Title:	Officer

Signature Page to Agreement and Plan of Merger

Exhibit A

Form of Affiliate Letter
Bank of America Corporation
100 South Tryon Street
Charlotte, North Carolina 28255

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “affiliate” of Countrywide Financial Corporation, a Delaware corporation (“Company”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). I have been further advised that pursuant to the terms of the Agreement and Plan of Merger dated as of January 10, 2008 (the “Merger Agreement”), among Bank of America Corporation, a Delaware corporation (“Parent”), Red Oak Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and Company, Company shall be merged with and into Merger Sub (the “Merger”). All terms used in this letter but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

I represent, warrant and covenant to Parent that in the event I receive any Parent Common Stock as a result of the Merger:

(a) I shall not make any sale, transfer or other disposition of Parent Common Stock in violation of the Securities Act or the Rules and Regulations.

(b) I have carefully read this letter and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Parent Common Stock to the extent I believed necessary with my counsel or counsel for Company.

(c) I have been advised that the issuance of Parent Common Stock to me pursuant to the Merger will be registered with the Commission under the Securities Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger will be submitted for a vote of the stockholders of Company I may be deemed to have been an affiliate of Company and the distribution by me of Parent Common Stock has not been registered under the Securities Act, I may not sell, transfer or otherwise dispose of Parent Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Securities Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Securities Act, or (iii) in the opinion of counsel reasonably acceptable to Parent, such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act.

(d) I understand that Parent is under no obligation to register the sale, transfer or other disposition of Parent Common Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

(e) I also understand that stop transfer instructions will be given to Parent’s transfer agents with respect to Parent Common Stock and that there will be placed on the certificates for Parent Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

“The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may only be sold or otherwise transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration.”

(f) I also understand that unless the transfer by me of my Parent Common Stock has been registered under the Securities Act or is a sale made in conformity with the provisions of Rule 145, Parent reserves the right to put the following legend on the certificates issued to my transferee:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933.”

It is understood and agreed that the legends set forth above shall be removed by delivery of substitute certificates without such legend, and/or the issuance of a letter to Parent’s transfer agent removing such stop transfer instructions, and the above restrictions on sale will cease to apply, if (A) one year (or such other period as may be required by Rule 145(d)(2) under the Securities Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me; or (B) if two years (or such other period as may be required by Rule 145(d)(3) under the Securities Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me; or (C) I shall have delivered to Parent (i) a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Parent, or other evidence reasonably satisfactory to Parent, to the effect that such legend and/or stop transfer instructions are not required for purposes of the Securities Act or (ii) reasonably satisfactory evidence or representations that the securities represented by such certificates are being or have been transferred in a transaction made in conformity with the provisions of Rule 145 under the Securities Act or pursuant to an effective registration under the Securities Act.

I recognize and agree that the foregoing provisions also apply to (i) my spouse, (ii) any relative of mine or my spouse occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporate or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest.

It is understood and agreed that this letter agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms.

Execution of this letter agreement should not be construed as an admission on my part that I am an “affiliate” of Company as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

Very truly yours,

By:
Name:

Accepted this [     ] day of
[            ], 2008

BANK OF AMERICA CORPORATION

By:
Name:
Title:

APPENDIX B

Goldman, Sachs & Co.  85 Broad Street  New York, New York 10004
Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL

January 10, 2008

Board of Directors
Countrywide Financial Corporation
4500 Park Granada
Calabasas, California 91302

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.05 per share (the “Shares”), of Countrywide Financial Corporation (the “Company”) of the exchange ratio of 0.1822 shares of common stock, par value $0.01 per share (the “Bank of America Common Stock”), of Bank of America Corporation (“Bank of America”) to be received for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of January 10, 2008 (the “Agreement”), by and among Bank of America, Red Oak Merger Corporation, a wholly owned subsidiary of Bank of America, and the Company.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Bank of America and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, a portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided, and are currently providing, certain investment banking and other financial services to the Company and its affiliates, including having acted as (i) dealer in various of the Company’s unsecured and secured commercial paper programs, (ii) lead or joint bookrunner or co-manager with respect to multiple public offerings of the Company’s Medium Term Notes and Global Medium Term Notes, (iii) financial advisor to the Company from May 2004 to May 2007, (iv) co-manager with respect to a private placement of the Company’s Subordinated Notes (aggregate principal amount of $1,300,000,000) in November 2006, (v) financial advisor with respect to a private placement of the Company’s 7.25% Series B Non-voting Convertible Preferred Stock (aggregate principal amount of $2,000,000,000) to Bank of America in August 2007, and (vi) as a participant in certain of the Company’s commercial paper backup facilities which were drawn on August 15, 2007 (aggregate principal amount of $11,500,000,000, of which $400,000,000 was funded by one of our affiliates). We also may provide investment banking and other financial services to the Company, Bank of America and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation. Affiliates of Goldman, Sachs &

Board of Directors
Countrywide Financial Corporation
January 10, 2008
Page Two

Co. also have co-invested with affiliates of Bank of America from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Bank of America for the five years ended December 31, 2006; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Bank of America; certain other communications from the Company and Bank of America to their respective stockholders; certain publicly available research analyst reports for the Company and Bank of America; and certain internal financial analyses and forecasts for the Company prepared by its management (the “Forecasts”), including certain projected cash flows, including from equity issuances, and certain analyses of the Company’s sources of liquidity and its capital adequacy. We have also held discussions with members of the senior managements of the Company and Bank of America regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction. We have held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company, including their views of the risks and uncertainties of achieving the Forecasts in the amounts and time periods contemplated thereby. In that regard, we have been informed by members of the senior management of the Company that the Company has been negatively affected by and continues to have exposure to a number of risks, including deteriorating credit performance of its portfolio assets, significant reductions in the scope of its capital markets business and declining values of portions of its loan and residual interest portfolios. You have advised us that these exposures have negatively affected recent financial results and that there is a material risk that they will impact the Company in the future, which could lead to further ratings downgrades or regulatory actions, or both, either of which would substantially impair the operations of the Company. In addition, members of the senior management of the Company have advised us that the Company has limited access to the capital markets and that a failure to raise additional capital in the amounts and at the prices assumed by the Forecasts would have a material negative effect on the ability of the Company to achieve the Forecasts as contemplated. As you are aware, the management of Bank of America did not make available to us its forecasts of the future financial performance of Bank of America. With your consent, our review of Bank of America was limited to publicly-available information and a discussion with the senior management of Bank of America regarding the past and current business operations, financial condition and future prospects of Bank of America, which included a discussion of publicly available estimates issued by certain research analysts with respect to Bank of America. In addition, we have reviewed the reported price and trading activity for the Shares and Bank of America Common Stock, compared certain financial and stock market information for the Company and Bank of America with similar information for certain other companies the securities of which are publicly-traded, reviewed the financial terms of certain recent business combinations in the banking industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Bank of America or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, with your consent, we have assumed, with respect to Bank of America, that

Board of Directors
Countrywide Financial Corporation
January 10, 2008
Page Three

such allowances are in the aggregate adequate to cover such losses. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Bank of America or on the expected benefits of the Transaction in any way meaningful to our analysis. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. We note that, pursuant to the terms of the private placement of the Company’s 7.25% Series B Non-voting Convertible Preferred Stock to Bank of America in August 2007, Bank of America has the right to match third party proposals to acquire the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or Bank of America; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Bank of America, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Bank of America Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, including the recent dislocation in the mortgage market in particular and credit markets generally and the related uncertainty and risk regarding the extent and duration of this dislocation. We assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

(GOLDMAN, SACHS & CO.)

APPENDIX C

January 10, 2008

Board of Directors
Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302

Ladies and Gentlemen:

Countrywide Financial Corporation (“Countrywide”), Bank of America Corporation (“Bank of America”) and Red Oak Merger Corporation, a wholly-owned subsidiary of Bank of America (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of January 10, 2008 (the “Agreement”), pursuant to which Countrywide will be merged with and into Merger Sub with Merger Sub as the surviving entity (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Countrywide common stock, par value $0.05 per share, issued and outstanding immediately prior to the Merger (the “Countrywide Common Stock”), except for certain shares as specified in the Agreement, will be converted into the right to receive 0.1822 (the “Exchange Ratio”) of a share of common stock, par value $0.01 per share of Bank of America (the “Bank of America Common Stock”). The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms not defined in this opinion have the meanings given them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Countrywide Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Countrywide that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Bank of America that we deemed relevant; (iv) consensus earnings per share estimates for Countrywide for the years ending December 31, 2007 and 2008 as published by I/B/E/S and reviewed with management of Countrywide; (v) internal financial projections for Countrywide for the years ending December 31, 2007 through 2012 as prepared by and discussed with senior management of Countrywide; (vi) consensus earnings per share estimates for Bank of America for the years ending December 31, 2007 and 2008 and an estimated long-term growth rate as published by I/B/E/S and reviewed with senior management of Bank of America; (vii) the pro forma financial impact of the Merger on Bank of America, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of Bank of America; (viii) the publicly reported historical price and trading activity for Countrywide’s and Bank of America’s common stock, including a comparison of certain financial and stock market information for Countrywide and Bank of America with similar publicly available information for certain other companies the securities of which are publicly traded; (ix) to the extent publicly available, the financial terms of certain recent business combinations in the financial services industry; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Countrywide the business, financial condition, results of operations and prospects of Countrywide, including certain operating, liquidity, regulatory and other financial matters. We also held similar discussions with certain members of senior management of Bank of America regarding the business, financial condition, results of operations and prospects of Bank of America.

January 10, 2008
Board of Directors
Countrywide Financial Corporation

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Countrywide and Bank of America or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Countrywide and Bank of America that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Country wide or Bank of America or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals.

We did not make an independent evaluation of the adequacy of the allowance for loan losses of Countrywide or Bank of America nor have we reviewed any individual credit files relating to Countrywide or Bank of America. We have assumed, with your consent, that the respective allowances for loan losses for both Countrywide and Bank of America are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and other information prepared by and/or reviewed with the management of Bank of America and used by Sandler O’Neill in its analyses, Bank of America’s management confirmed to us that they reflected the best currently available estimates and judgments of such management with respect thereto and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Countrywide’s and Bank of America’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Countrywide and Bank of America will remain as going concerns for all periods relevant to our analyses, that each party to the Agreement will perform all of the material covenants required to be performed by such party under the Agreement, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Bank of America’s common stock will be when issued to Countrywide shareholders pursuant to the Agreement or the prices at which Countrywide’s or Bank of America’s common stock may trade at any time.

We have acted as financial advisor to the Board of Directors of Countrywide in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Countrywide has also agreed to indemnify us against certain liabilities arising out of our engagement.

January 10, 2008
Board of Directors
Countrywide Financial Corporation

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Countrywide and Bank of America and their affiliates. We may also actively trade the equity or debt securities of Countrywide and Bank of America or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Countrywide in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Countrywide as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to holders of Countrywide Common Stock and does not address the underlying business decision of Countrywide to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Countrywide or the effect of any other transaction in which Countrywide might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent, which will not be unreasonably withheld. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by the company’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of the company.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Countrywide’s Common Stock from a financial point of view.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 (a) of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145 (b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Article VIII of the Registrant’s bylaws provides for indemnification to the fullest extent authorized by Delaware law for any person who is or was a director or officer of the Registrant who is or was involved or threatened to be made involved in any proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was serving as a director, officer, manager or employee of the Registrant or was serving at the request of the Registrant as a director, officer, manager or employee of any other enterprise. Such indemnification is provided only if the director, officer, manager or employee acted in good faith and in a manner that the director, officer, manager or employee reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful.

The foregoing is only a general summary of certain aspects of Delaware law and the Registrant’s bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Section 145 of the Delaware Corporation Law and Article VIII of the bylaws of the Registrant.

Pursuant to the Registrant’s bylaws, the Registrant also maintains a directors’ and officers’ insurance policy which insures the directors and officers of the Registrant against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the bylaws or otherwise.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits.  The following is a list of Exhibits to this Registration Statement:

Exhibit
No.	Description

2(a)	Agreement and Plan of Merger, dated as of January 11, 2008, by and among Countrywide Financial Corporation, Bank of America Corporation and Red Oak Merger Corporation (included in Part I as Appendix A to the document included in this Registration Statement)
3(a)	Amended and Restated Certificate of Incorporation of Registrant, as in effect on the date hereof, incorporated by reference to Exhibit 3(a) of Registrant’s Annual Report on Form 10-K filed February 28, 2008
3(b)	Amended and Restated Bylaws of Registrant, as in effect on the date hereof, incorporated by reference to Exhibit 3.1 of Registrant’s Current Report on Form 8-K filed January 24, 2007
4(a)	Specimen Certificate of Registrant’s common stock*
5(a)	Opinion of Timothy J. Mayopoulos, Executive Vice President and General Counsel of Bank of America Corporation, as to the validity of the shares of Bank of America common stock
8(a)	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to tax matters
8(b)	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters
23(a)	Consent of Timothy J. Mayopoulos, Executive Vice President and General Counsel of Bank of America Corporation (included in Exhibit 5(a) to this Registration Statement)
23(b)	Consent of PricewaterhouseCoopers LLP
23(c)	Consent of KPMG LLP
23(d)	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 8(a) to this Registration Statement)
23(e)	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8(b) to this Registration Statement)
24(a)	Power of Attorney*
99(a)	Notice of Special Meeting of Stockholders of Countrywide Financial Corporation (included in the document included in this Registration Statement)
99(b)	Form of Proxy Card for Special Meeting of Stockholders of Countrywide Financial Corporation
99(c)	Consent of Goldman, Sachs & Co.
99(d)	Consent of Sandler O’Neill & Partners L.P.

*	Previously filed as an exhibit to the initial registration statement on Form S-4, dated February 13, 2008

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a) (3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145 (c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a) (3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Form S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Charlotte, state of North Carolina, on May 28, 2008.

BANK OF AMERICA CORPORATION

By:	*
Name:     Kenneth D. Lewis

Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-4 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Kenneth D. Lewis	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)

* Joe L. Price	Chief Financial Officer (Principal Financial Officer)

* Neil A. Cotty	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

* William Barnet, III	Director

* Frank P. Bramble, Sr.	Director

* John T. Collins	Director

* Gary L. Countryman	Director

* Tommy R. Franks	Director

* Charles K. Gifford	Director

* W. Steven Jones	Director

Signature	Title	Date

* Monica C. Lozano	Director

* Walter E. Massey	Director

* Thomas J. May	Director

* Patricia E. Mitchell	Director

* Thomas M. Ryan	Director

* O. Temple Sloan, Jr.	Director

* Meredith R. Spangler	Director

* Robert L. Tillman	Director

* Jackie M. Ward	Director

*By: /s/ Teresa M. Brenner Teresa M. Brenner Attorney-in-Fact		May 28, 2008

EXHIBIT INDEX

Exhibit
No.	Description

2(a)	Agreement and Plan of Merger, dated as of January 11, 2008, by and among Countrywide Financial Corporation, Bank of America Corporation and Red Oak Merger Corporation (included in Part I as Appendix A to the document included in this Registration Statement)
3(a)	Amended and Restated Certificate of Incorporation of Registrant, as in effect on the date hereof, incorporated by reference to Exhibit 3(a) of Registrant’s Annual Report on Form 10-K filed February 28, 2008
3(b)	Amended and Restated Bylaws of Registrant, as in effect on the date hereof, incorporated by reference to Exhibit 3.1 of Registrant’s Current Report on Form 8-K filed January 24, 2007
4(a)	Specimen Certificate of Registrant’s common stock*
5(a)	Opinion of Timothy J. Mayopoulos, Executive Vice President and General Counsel of Bank of America Corporation, as to the validity of the shares of Bank of America common stock
8(a)	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to tax matters
8(b)	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters
23(a)	Consent of Timothy J. Mayopoulos, Executive Vice President and General Counsel of Bank of America Corporation (included in Exhibit 5(a) to this Registration Statement)
23(b)	Consent of PricewaterhouseCoopers LLP
23(c)	Consent of KPMG LLP
23(d)	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 8(a) to this Registration Statement)
23(e)	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8(b) to this Registration Statement)
24(a)	Power of Attorney*
99(a)	Notice of Special Meeting of Stockholders of Countrywide Financial Corporation (included in the document included in this Registration Statement)
99(b)	Form of Proxy Card for Special Meeting of Stockholders of Countrywide Financial Corporation
99(c)	Consent of Goldman, Sachs & Co.
99(d)	Consent of Sandler O’Neill & Partners L.P.

*	Previously filed as an exhibit to the initial registration statement on Form S-4, dated February 13, 2008